UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-38735



ALPHA METALLURGICAL RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**81-3015061**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

340 Martin Luther King Jr. Blvd.

Bristol, Tennessee 37620

(Address of principal executive offices, zip code)

(423) 573-0300

(Registrant's telephone number, including area code)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.01 per share	AMR	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the Common Stock held by non-affiliates of the registrant (excluding outstanding shares beneficially owned by directors, executive officers, and other affiliates) on June 30, 2025, was approximately $761.0 million based on the closing price of the Company's common stock as reported that date on the New York Stock Exchange of $112.48 per share. Such assumptions should not be deemed to be conclusive for any other purpose.

Number of shares of the registrant's Common Stock, $0.01 par value per share, outstanding as of February 20, 2026: 12,792,685

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's definitive proxy statement for the 2026 annual meeting of stockholders (the "Proxy Statement"), which will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements of our expectations, intentions, plans and beliefs that constitute "forward-looking statements." These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to our future prospects, developments and business strategies. We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should" and similar terms and phrases, including references to assumptions, in this report to identify forward-looking statements, but these terms and phrases are not the exclusive means of identifying such statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those expressed in or implied by these forward-looking statements.

The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

- depressed levels or declines in coal prices;
- the financial performance of the company;
- our liquidity, results of operations and financial condition;
- our ability to generate sufficient cash or obtain financing to fund our business operations;
- worldwide market demand for coal and steel, including demand for U.S. coal exports, and competition in coal markets;
- railroad, barge, truck, port and other transportation availability, performance and costs;
- steel and coke producers switching to alternative energy sources such as natural gas, renewables and coal from basins where we do not operate;
- our ability to meet collateral requirements for, and fund, employee benefit obligations;
- our ability to self-insure certain of our black lung obligations;
- our ability to obtain or renew surety bonds on acceptable terms or maintain our current bonding status;
- the imposition, continuation or modification of barriers to trade, such as tariffs, and the unpredictability of these events;
- attracting and retaining key personnel and other employee workforce factors, such as labor relations;
- our ability to consummate financing or refinancing transactions, and other services, and the form and degree of these services available to us, which may be significantly limited by the lending, investment and similar policies of financial institutions and insurance companies regarding carbon energy producers, the environmental impacts of coal combustion or other factors;
- our costs of complying with health and safety regulations, including but not limited to MSHA's silica regulations;
- changes in domestic or international environmental laws and regulations, and court decisions, including those directly affecting our coal mining and production and those affecting our customers' coal usage, including potential climate change initiatives;
- failures in performance, or non-performance, of services by third-party contractors, including contract mining and reclamation contractors or other counterparties;
- disruptions in delivery or changes in pricing from third-party vendors of key equipment and materials that are necessary for our operations, such as diesel fuel, steel products, explosives, tires and purchased coal;
- our production capabilities and costs;
- inflationary pressures on supplies and labor and significant or rapid increases in commodity prices;
- our indebtedness as we may incur it from time to time;
- our ability to execute our share repurchase program;
- cybersecurity attacks or failures, threats to physical security, extreme weather conditions or other natural disasters;
- increased volatility and uncertainty regarding worldwide markets, seaborne transportation and our customers as a result of developments in and around Ukraine, Venezuela and the Middle East;
- changes in, renewal or acquisition of, terms of and performance of customers under coal supply arrangements and the refusal by our customers to receive coal under agreed-upon contract terms;
- reductions or increases in customer coal inventories and the timing of those changes;
- our ability to obtain, maintain or renew any necessary permits or rights;
- inherent risks of coal mining, including those that are beyond our control;
- changes in, interpretations of, or implementations of domestic or international tax or other laws and regulations, including the Inflation Reduction Act of 2022 and its related regulations;
- our relationships with, and other conditions affecting, our customers, including the inability to collect payments from our customers if their creditworthiness declines;
- reclamation and mine closure obligations;

- our assumptions concerning economically recoverable coal reserve estimates; and
- other factors, including the other factors discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections included elsewhere in this Annual Report on Form 10-K.

The list of factors identified above is not exhaustive. We caution readers not to place undue reliance on any forward looking statements, which are based on information currently available to us and speak only as of the dates on which they are made. When considering these forward-looking statements, you should keep in mind the cautionary statements in this report. We do not undertake any responsibility to publicly revise these forward-looking statements to take into account events or circumstances that occur after the date of this report. Additionally, except as expressly required by federal securities laws, we do not undertake any responsibility to update you on the occurrence of any unanticipated events, which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this report.

GLOSSARY

Acquisition. Refers to the transaction by which the Company acquired certain of Alpha Natural Resources Inc.'s core coal operations as part of the Alpha Natural Resources, Inc. Restructuring.

Alpha. Alpha Metallurgical Resources, Inc. (the "Company") (previously named Contura Energy, Inc.).

Alpha Natural Resources, Inc. Restructuring. On August 3, 2015, Alpha Natural Resources, Inc. and each of its wholly owned domestic subsidiaries other than ANR Second Receivables Funding LLC (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Virginia (the "VA Bankruptcy Court"). The VA Bankruptcy Court approved the Debtors' Plan of Reorganization on July 7, 2016. On July 26, 2016, a consortium of former creditors of the Debtors acquired the Company's common stock in exchange for a partial release of their creditor claims pursuant to the Debtors' bankruptcy settlement. The Debtors, collectively, were a coal producer with operations in Central Appalachia, Northern Appalachia, and the Powder River Basin.

Ash. Impurities consisting of iron, alumina and other incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

Bituminous coal. Coal used primarily to generate electricity and to make coke for the steel industry with a heat value ranging between 10,500 and 15,500 BTUs per pound.

British Thermal Unit or BTU. A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

Central Appalachia or CAPP. Coal producing area in eastern Kentucky, Virginia, southern West Virginia and a portion of eastern Tennessee.

Coal reserves. The economically mineable part of a measured or indicated coal resource, which includes diluting materials and allowances for losses that may occur when coal is mined or extracted.

Coal resources. Coal deposits in such form, quality, and quantity that there are reasonable prospects for economic extraction.

Coal seam. Coal deposits occur in layers. Each layer is called a "seam."

Coke. A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel. Its production results in a number of useful byproducts.

Coking coal. Coal used to produce coke, the primary source of carbon used in steelmaking.

Development stage property. A property with disclosed coal reserves but no material extraction.

ESG. Environmental, social and governance sustainability criteria.

Exploration stage property. A property with no disclosed coal reserves.

High-Vol. A. A coking coal used in steel production with a volatile matter content generally between 31% and 34.5% on a dry basis.

High-Vol. B. A coking coal used in steel production with a volatile matter content generally between 34.5% and 38% on a dry basis.

Indicated coal resource. That part of a coal resource for which quantity and quality are estimated on the basis of adequate geological evidence and sampling sufficient to establish geological and quality continuity with reasonable certainty.

Inferred coal resource. That part of a coal resource for which quantity and quality are estimated on the basis of limited geological evidence and sampling sufficient to establish that geological and quality continuity are more likely than not. Given the higher level of geological uncertainty, inferred coal resources are not considered when assessing the economic viability of a mining project or determining coal reserves.

Initial assessment. A preliminary technical and economic study of the economic potential of all or parts of mineralization to support the disclosure of mineral resources.

In situ coal resources. Coal resources stated on an in-seam dry basis (excluding surface and inherent moisture) with no consideration for dilution or losses that may occur when coal is mined or extracted.

Longwall mining. The most productive underground mining method in the United States. A rotating drum is advanced mechanically across the face of coal, and a hydraulic system supports the roof of the mine while the drum advances through the coal. Chain conveyors then move the loosened coal to a standard underground mine conveyor system for delivery to the surface.

Low-Vol. A coking coal used in steel production with a volatile matter content generally between 16% - 23% on a dry basis.

Marketable coal reserves. Coal reserves on a moist basis (including surface and inherent moisture) after considering dilution and losses that may occur when coal in mined or extracted.

Measured coal resource. That part of a coal resource for which quantity and quality are estimated on the basis of conclusive geological evidence and sampling sufficient to test and confirm geological and quality continuity.

Merger. Merger with ANR, Inc. and Alpha Natural Resources Holdings, Inc. completed on November 9, 2018.

Metallurgical coal. The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as "met" coal, its quality is primarily differentiated based on volatility or its percent of volatile matter. Met coal typically has a particularly high BTU but low ash and sulfur content.

Mid-Vol. A coking coal used in steel production with a volatile matter content generally between 23% -31% on a dry basis.

MSHA. The United States Mine Safety and Health Administration, which has responsibility for developing and enforcing safety and health rules for U.S. mines.

Northern Appalachia or NAPP. Coal producing area in Maryland, Ohio, Pennsylvania and northern West Virginia.

Operating Margin. Coal revenues less cost of coal sales.

Powder River Basin or PRB. Coal producing area in northeastern Wyoming and southeastern Montana.

Pre-feasibility study. A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred method of mining or pit configuration, an effective method of mineral processing and an effective plan to sell the product has been determined.

Preparation plant. A preparation plant is a facility for crushing, sizing and washing coal to remove impurities and prepare it for use by a particular customer. The washing process has the added benefit of removing some of the coal's sulfur content. A preparation plant is usually located on a mine site, although one plant may serve several mines.

Probable mineral reserve. The economically mineable part of an indicated and, in some cases, a measured coal resource.

Production stage property. A property with material extraction of coal reserves.

Productivity. As used in this report, refers to clean metric tons of coal produced per underground man hour worked, as published by MSHA.

Proven mineral reserve. The economically mineable part of a measured coal resource.

Qualified person. A mineral industry professional as defined in subpart 1300 of Regulation S-K.

Reclamation. The process of restoring land and the environment to their original state following mining activities. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers. Reclamation operations are usually under way before the mining of a particular site is completed. Reclamation is closely regulated by both state and federal law.

Roof. The stratum of rock or other mineral above a coal seam; the overhead surface of a coal working place.

Surface mine. A mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil.

Thermal coal. Coal used by power plants and industrial steam boilers to produce electricity, steam or both. It generally is lower in BTU heat content and higher in volatile matter than metallurgical coal.

Tons. A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is equal to 2,240 pounds; a "metric" ton (or "*tonne*") is approximately 2,205 pounds. Tonnage amounts are stated in short tons, unless otherwise indicated.

UMWA. United Mine Workers of America.

Underground mine. Also known as a "deep" mine. Usually located several hundred feet below the earth's surface, an underground mine's coal is removed mechanically and transferred by shuttle car and conveyor to the surface.

Part I

Item 1. *Business*

Unless otherwise indicated or the context otherwise requires, references in this "Item 1. Business" section to "the combined company," "we," "us" and other similar terms refer to Alpha Metallurgical Resources, Inc. and its consolidated subsidiaries (previously Contura Energy, Inc. and its consolidated subsidiaries). Certain terms that are used throughout this Annual Report on Form 10-K but not otherwise defined are defined under the "Glossary" herein. Disclosures in this "Item 1. Business" section should be read in conjunction with "Item 1A. Risk Factors" for further discussion of factors impacting our business.

Our Company

We are a Tennessee-based mining company with operations in Virginia and West Virginia. With customers across the globe, high-quality reserves and significant port capacity, we reliably supply metallurgical coal products to the steel industry. We operate highly productive, cost-competitive coal mines across the CAPP coal basin. Our portfolio of mining operations consists of 14 active underground mines, five active surface mines and eight active coal preparation plants, as well as one underground mine, one surface mine, and one coal preparation plant that have been temporarily idled. We own a 65.0% interest in Dominion Terminal Associates ("DTA"), a coal export terminal in Newport News, Virginia. DTA provides us with the ability to fulfill a broad range of customer coal quality requirements through coal blending, while also providing storage capacity and transportation flexibility.

We predominantly produce metallurgical ("met") coal, which is shipped to domestic and international steel and coke producers. Although our strategic focus is on the production of met coal, we also produce thermal coal as byproduct and it is primarily sold to large utilities and industrial customers both in the United States and across the world. Refer to Notes 21 and 22 to the Consolidated Financial Statements for geographical information about our coal sales and additional segment information.

We have a substantial reserve base of 294.5 million tons of proven and probable reserves as of December 31, 2025. Our reserve base consists of 282.8 million tons of proven and probable metallurgical reserves, and 11.7 million tons of proven and probable thermal reserves.

Through our operations, we are able to source coal from multiple mines to meet the needs of a long-standing global customer base, many of which have been served by us or our predecessors for decades. We are continuously evaluating opportunities to strategically cultivate current relationships to drive new business in our target growth markets. In addition, our experienced management team regularly analyzes potential acquisitions, joint ventures and other opportunities that would be accretive and synergistic to our existing asset portfolio.

Recent Business Developments

In 2025, due to continued softness in the met coal pricing environment, especially for U.S. High-Vol. products driven by weak global steel demand combined with additional U.S. High-Vol. production, we reduced production levels at our Jerry Fork and Black Eagle mines within our Power Mountain and Marfork mining complexes, respectively, and temporarily idled our Long Branch surface mine within our McClure/Toms Creek mining complex. For more information refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

In 2024, we began the development phase for our new Kingston Wildcat underground mine located in Fayette County, West Virginia. The mine, which will produce a Low-Vol. quality met coal, is expected to begin production in the first quarter of 2026.

In November 2024, due to a softening in the met coal pricing environment, we temporarily idled our Elk Run mining complex. Its Checkmate Powellton mine, which had recently begun production and had not yet reached planned production levels, had relatively higher costs. The mine is being maintained and is expected to be restarted once market conditions improve.

In 2023, we completed development of and commenced production at our Rolling Thunder and Checkmate Powellton mines within our Power Mountain and Elk Run mining complexes, respectively, which produce High-Vol. B quality met coal from the Powellton coal seam.

Our History

We were formed in 2016 to acquire and operate certain of Alpha Natural Resources, Inc.'s former core coal operations, as part of the Alpha Natural Resources, Inc. Plan of Reorganization.

On November 9, 2018, we merged with Alpha Natural Resources Holdings, Inc. and ANR, Inc. Upon the consummation of the transactions contemplated by a definitive merger agreement (the "Merger Agreement"), our common stock began trading on the New York Stock Exchange under the ticker "CTRA." Previously, our shares traded on the OTC market under the ticker "CNTE."

On December 10, 2020, we closed on a transaction with Iron Senergy Holdings, LLC, to sell our thermal coal mining operations located in Pennsylvania consisting primarily of our Cumberland mining complex and related property (our former NAPP operations). This transaction accelerated our strategic exit from thermal coal production to shift our focus to met coal production.

Our Mining Operations and Properties

The following table provides a summary of information regarding our active and temporarily idled mining complexes as of December 31, 2025 (refer to "Item 2. Properties" for further information):

(Amounts in thousands, except for mine data)

Mining Complex	Location	Acquired	Mines [1]	Equipment [2]	Rail [3]	Tons Sold [4]			Carrying Value [5]	Reserves [6]
						2025	2024	2023		
Aracoma	WV	2018	3	CM	CSX	2,589	2,688	2,607	$ 157,185	35,120
Kepler	WV	2018	1	CM	CSX/NS	1,672	1,791	1,958	$ 219,843	36,159
Kingston/ Mammoth	WV	2018	3	CM/S/H	CSX/NS	2,062	2,146	2,254	$ 158,655	33,324
Marfork	WV	2018	6	CM/S/H	CSX	3,895	4,642	4,345	$ 268,333	96,799
McClure/ Toms Creek	VA	2016	5	CM/S/H	CSX/NS	3,561	3,547	4,071	$ 99,406	65,237
Power Mountain	WV	2016	2	CM	NS	853	1,129	718	$ 60,641	—
Elk Run	WV	2018	1	CM	CSX	—	196	—	$ 47,795	27,847

[1] Number of active or temporarily idled mines as of December 31, 2025.
[2] Equipment: CM = Continuous Miner; S = Shovel/Excavator/Loader/Trucks; H = Highwall Miner
[3] CSX = CSX Transportation; NS = Norfolk Southern Railway Company
[4] Tons of coal purchased from third parties and not processed are not included.
[5] Net book value of property, plant and equipment and owned and leased mineral rights as of December 31, 2025.
[6] Proven and probable reserves as of December 31, 2025. Refer to "Item 2. Properties" for further information. Feasibility/ pre-feasibility study not considered cost beneficial for Power Mountain complex.

Aracoma – Aracoma is a mining complex located in Logan, Mingo, and Boone counties, West Virginia. The complex has three active underground mines which produce primarily High-Vol. B quality met coal from the Upper Chilton, Upper Cedar Grove, and No. 2 Gas coal seams. Mine lives range from 4 to 13 years. Coal is processed at the Bandmill Preparation Plant and loaded onto CSX rail for delivery to customers.

Kepler – Kepler is a mining complex located in Wyoming and McDowell counties, West Virginia. The complex has one active underground mine (with an estimated life of 12 years) which produces primarily Low-Vol. quality met coal from the Pocahontas No. 3 coal seam. Coal is processed at the Kepler Preparation Plant and either loaded onto NS rail or trucked to the Feats Loadout and loaded onto the CSX rail for delivery to customers.

Kingston/Mammoth – Kingston/Mammoth is a mining complex located in Fayette and Raleigh counties, West Virginia. The complex has one active underground mine, which produces primarily Mid-Vol. quality met coal from the Douglas coal seam. The complex also has two active surface mines which produce High-Vol. A quality met coal as well as some thermal quality coal as a by-product of mining from multiple coal seams. Mine lives range from 2 to 11 years. Coal from the underground mine is processed at the Kingston Preparation Plant and trucked to the Pax Loadout to be loaded onto CSX rail for delivery to customers. Coal from the surface mines may be processed through the Kingston Preparation Plant, trucked to and processed through the Mammoth Plant, or trucked directly to the Pax Loadout or Marmet Dock for delivery to customers. During 2024, development began on a new Wildcat underground mine (with an estimated life of 11 years) which will produce Low-vol. quality met coal from the Sewell coal seam. Coal is expected to be short-line railed to and processed through the Mammoth plant to be loaded onto NS rail for delivery to customers. Production is expected to begin in the first quarter of 2026.

Marfork – Marfork is a mining complex located in Raleigh, Boone, Kanawha, and Fayette counties, West Virginia. The complex has three active underground mines which produce High-Vol. A quality met coal from the Eagle coal seam and one active underground mine that produces mid-vol quality met coal from the Glen Alum Tunnel seam. The complex also has two active surface mines which produce High-Vol. A quality met coal as well as some thermal quality coal as a by-product of mining from multiple coal seams. Mine lives range from 1 to 12 years. Coal from the underground mines is processed at the Marfork Preparation Plant and loaded onto the CSX rail for delivery to customers. Coal from the surface mines may be processed through the Marfork Preparation Plant or trucked directly to the Pax Loadout or the Marmet Dock for delivery to customers.

McClure/Toms Creek – McClure/Toms Creek is a mining complex located in Dickenson, Buchanan, Russell, and Wise counties, Virginia. The complex has three active underground mines which produce High-Vol. A and Mid-Vol. quality met coal from the Upper Banner, Lower Banner, and Jawbone coal seams. The complex also has one active surface mine and one idle surface mine which produce primarily High-Vol. A quality met coal as well as some thermal quality coal as a by-product of mining from multiple coal seams. Mine lives range from 1 to 22 years. Coal is processed at either the McClure Preparation Plant or the Toms Creek Preparation Plant and loaded on the CSX or NS rail, respectively for delivery to customers.

Power Mountain – Power Mountain is a mining complex located in Nicholas and Clay counties, West Virginia. The complex has two active underground mines (with estimated lives of 3 and 18 years) which produce High-Vol. B quality met coal. Coal from one mine, produced from the Eagle coal seam, is processed at the Power Mountain Preparation Plant and loaded onto NS rail for delivery to customers. Coal from the other mine, produced from the Powellton coal seam, is currently trucked to and processed through the Mammoth Preparation Plant. Following the future development of a haul road, coal is expected to also be processed through the Power Mountain Preparation Plant.

Elk Run – Elk Run is a mining complex located in Boone County, West Virginia. In December 2023, production began at an underground mine which produces High-Vol. B quality met coal from the Powellton coal seam. Coal from the mine was processed at the Chess Processing Plant and loaded onto CSX rail for delivery to customers. In November 2024, the complex was temporarily idled due to a softening in the met coal pricing environment combined with the relatively higher cost nature of the Checkmate Powellton mine, as it remained in its early start-up period and had not yet reached planned production levels. The mine (which has an estimated life of 24 years) and complex are expected to resume operation once market conditions have improved.

Equipment

Our plant and equipment, including underground and surface equipment, are of varying age, in good operational condition, and are regularly maintained and serviced by a dedicated maintenance workforce and third-party suppliers, including scheduled preventive maintenance.

Preparation Plants, Loadouts, and Docks

The following is a summary of information regarding our active and temporarily idled preparation plants as of December 31, 2025:

Preparation Plant	Year Constructed/ Upgraded	Processing Capacity (Tons per hour)	Utilization %	Power Source
Bandmill	2010	1,200	66%	American Electric Power
Kepler	1967	900	53%	American Electric Power
Kingston	1974/2001	700	71%	American Electric Power
Marfork	1994/2019	2,400	65%	American Electric Power
McClure	1979/2019	1,100	60%	American Electric Power
Toms Creek	1980/2004	1,100	39%	American Electric Power
Power Mountain	1985/2010	1,200	23%	American Electric Power
Chess Processing [1]	1980/1998	2,200	—%	American Electric Power
Mammoth	1950/2008	1,200	9%	American Electric Power

[1] Plant was refurbished in 2023, began processing coal in the first quarter of 2024, and was temporarily idled in the fourth quarter of 2024.

The following is a summary of information regarding our active loadouts and docks as of December 31, 2025:

Loadout/Dock	Year Constructed	Loading Capacity (Tons per hour)
Pax Loadout	2006	3,500
Feats Loadout	1975	3,500
Marmet Dock	1986	1,600

Export Terminal

The following is a summary of information regarding DTA (in which we own a 65% interest) as of December 31, 2025:

Export Terminal	Year Constructed	Loading Capacity (Tons per hour)	Storage Capacity (Net tons)
DTA	1984	Up to 6,500	1.7 million

Coal Mining Techniques

We use four different mining techniques to extract coal from the ground: room-and-pillar mining, truck-and-shovel mining and truck and front-end loader mining, contour mining, and highwall mining. We do not use mountaintop removal mining and currently have no plans to do so in the future.

Room-and-Pillar Mining

Certain of our mines use room-and-pillar mining methods. In this type of mining, main airways and transportation entries are developed and maintained while remote-controlled continuous miners extract coal from the seam, leaving pillars to support the roof. Shuttle cars or battery coal haulers are generally used to transport coal from the continuous miner to the conveyor belt for transport to the surface. This method is more flexible than longwall mining and often used to mine smaller coal blocks or thinner seams of coal. Ultimate seam recovery of in-place reserves is less than that achieved with longwall mining. All of this production is also processed in preparation plants to remove rock and impurities before it becomes saleable clean coal.

Truck-and-Shovel Mining and Truck and Front-End Loader Mining

We utilize truck/shovel and truck/front-end loader mining methods at some of our surface mines. These methods are similar and involve using large, electric or hydraulic-powered shovels or diesel-powered front-end loaders to remove earth and rock (overburden) covering a coal seam that is later used to refill the excavated coal pits after the coal is removed. The loading equipment places the coal into trucks for transportation to a preparation plant or loadout area. Ultimate seam recovery of in-place reserves on average exceeds 90%. Depending on geology and market destination, surface-mined coal may need to be processed in a preparation plant before sale. In the case of some metallurgical grade coals, as much as 80% of surface mined coal may need to be processed in a preparation plant to enhance the sales value of the coal. Productivity depends on overburden and coal thickness (strip ratio), equipment utilized and geologic factors.

Contour Mining

We use contour mining at certain of our surface mines, which limits the overburden removal from above a coal seam or series of coal seams. In contour mining, surface mining machinery follows the contours of a coal seam or seams around a ridge, excavating the overburden and recovering the coal seam or seams as a "contour bench" around the ridge is created. This contour bench is then backfilled and graded in accordance with an approved reclamation plan. Highwall mining methods are used in connection with some contour mining operations. Depending on geology and market destination, coal mined by contour mining may need to be processed in preparation plants to remove rock and impurities before it becomes a saleable clean coal.

Highwall Mining

We utilize highwall mining methods at certain of our surface mines. A highwall mining system consists of a remotely controlled continuous miner, which extracts coal and conveys it via augers or belt conveyors to the surface. The cut is typically a rectangular, horizontal opening in the highwall (the unexcavated face of exposed overburden and coal in a surface mine) 9-feet or 11-feet wide and reaching depths of up to 1,000 feet. Multiple parallel openings are driven into the highwall, separated by narrow pillars that extend the full depth of the hole. All of the coal mined at our highwall mining operations is processed in preparation plants to remove rock and impurities before it becomes saleable clean coal.

Financial Information About Reportable Segments and Geographic Areas

As of December 31, 2025, we have one reportable operating segment: Met. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition—Results of Operations" and Notes 21 and 22 to the Consolidated Financial Statements for financial information about our reportable segment and geographic areas.

Marketing, Sales and Customer Contracts

We market coal produced at our operations and purchase and resell coal mined by others. We have coal supply commitments with a wide range of steel and coke manufacturers, industrial customers, and electric utilities. Our marketing efforts are centered on meeting customer needs and requirements. By offering coal of various grades, we are able to provide the specific qualities relevant to our customers and to serve a global customer base. Through this global platform, our coal is shipped to customers on five continents. Our broad customer and product base allows us to adjust to changing market conditions. Many of our larger customers are well-established steel manufacturers and public utilities.

Our coal volumes include coal produced and processed by us, our "captive coal," as well as coal purchased from third-party producers to blend with our produced coal in order to meet customer specifications. These volumes are processed by us, meaning that we washed, crushed or blended the coal at one of our preparation plants or loading facilities prior to resale. Our coal volumes within our Met segment operations also include met coal volumes purchased from domestic third-party producers and sold into international markets.

Our export shipments serviced customers in 19 and 26 countries during the years ended December 31, 2025 and 2024, respectively. Asia was our largest export market for the years ended December 31, 2025 and 2024, with coal sales to Asia accounting for approximately 45% and 43%, respectively, of export coal revenues and 33% and 34%, respectively, of coal revenues in each year. All of our sales are conducted in U.S. dollars. Refer to Note 21 to the Consolidated Financial Statements for additional export coal revenue information.

Met coal accounted for approximately 96% and 97%, respectively, of our coal revenues for the years ended December 31, 2025 and 2024. Our met coal sales are typically made to customers with whom we have a long-term relationship. Domestic met customers typically enter into one-year agreements with a fixed price for the entire contract year. Any longer-term agreement would generally have a renegotiation of price each subsequent contract year. Export sales are generally made on an annual, quarterly, or spot cargo basis. Annual and quarterly agreements typically have market-indexed pricing that changes with the market monthly. Any export agreement with a term greater than one year would generally have a renegotiation of pricing terms for each subsequent contract year. Volume for future years is generally contingent on both parties agreeing to a pricing mechanism to cover the contract year. Thermal coal accounted for approximately 4% and 3%, respectively, of our coal revenues for the years ended December 31, 2025 and 2024.

We sometimes enter into long-term contracts with our coal customers. Terms of these agreements may address coal quality requirements, quantity parameters, flexibility and adjustment mechanisms, permitted sources of supply, treatment of environmental constraints, options to extend, force majeure, suspension, termination and assignment issues, the allocation between the parties of the cost of complying with future governmental regulations and many other matters.

Generally, our long-term thermal coal agreements contain committed volumes and fixed prices for a period or a certain number of periods pursuant to which thermal coal will be delivered under these agreements. After a fixed price period elapses, the long-term agreement may provide for a price negotiation/determination period prior to the commencement of the pending unpriced contract period. The price negotiations generally consider either then current market prices and/or relevant market indices. Provisions of this sort increase the difficulty of predicting the exact prices a coal supplier will receive for its coal during the course of the long-term agreement. During the years ended December 31, 2025 and 2024, approximately 60% and 63%, respectively, of our met coal sales volume was delivered pursuant to long-term contracts. During the years ended December 31, 2025 and 2024, approximately 65% and 24%, respectively, of our thermal coal sales volume was delivered pursuant to long-term contracts.

Distribution and Transportation

Coal consumed domestically is usually sold at the mine and transportation costs are normally borne by the purchaser. Export coal is usually sold at the loading port, with purchasers responsible for further transportation.

For our export sales, we negotiate transportation agreements with various providers, including railroads, trucks, barge lines, and terminal facilities to transport shipments to the relevant loading port. We coordinate with customers, mining facilities and transportation providers to establish shipping schedules that meet each customer's needs. Our captive coal is loaded from our preparation plants, loadout facilities, and in certain cases directly from our mines. The coal we purchase is loaded in some cases directly from mines and preparation plants operated by third parties or from an export terminal. Virtually all of our coal is transported from the mine to our preparation plants by truck or belt conveyor systems. It is transported from preparation plants and loading facilities to the customer by means of railroads, trucks, barge lines, and lake-going and ocean-going vessels from terminal facilities. We depend upon rail, barge, trucking and other systems to deliver coal to markets. In the years ended December 31, 2025 and 2024, our produced coal was transported from the mines and to the customer primarily by rail, with the main rail carriers being CSX Transportation and Norfolk Southern Railway Company. Rail shipments constituted approximately 89% and 90% of total shipments of coal volume from our mines during the years ended December 31, 2025 and 2024, respectively. The balance was shipped from our preparation plants, loadout facilities or mines via truck or barge. Our export sales are primarily shipped to DTA and Pier 6 (Lambert's Point) shipping ports in the Hampton Roads area of Virginia. We may ship limited export quantities through other U.S. ports when warranted by logistics and economics.

Procurement

Principal goods and services used in our business include mining equipment, replacement parts and materials such as explosives, diesel fuel, tires, conveyance structure, ventilation supplies, lubricants, steel, magnetite and other raw materials, maintenance and repair services, electricity, and roof control and support items. We rely substantially on third-party suppliers to provide mining materials and equipment. Although there continues to be consolidation, which has resulted in a limited number of suppliers for certain types of equipment and supplies, we believe that adequate substitute suppliers are available.

In the first quarter of 2023, we completed a series of transactions to acquire a number of coal trucks and related equipment and facilities to secure trucking services for our operations. In December 2022, we purchased substantially all of the assets of a mining equipment component manufacturing and rebuild business to help secure the supply of certain underground mining equipment parts needed for our operations.

We incur substantial expenses each year to procure goods and services in support of our respective business activities in addition to capital expenditures. We use suppliers for a significant portion of our equipment rebuilds and repairs, as well as construction and reclamation activities.

We have a centralized sourcing group, which sets sourcing policy and strategy focusing primarily on major supplier contract negotiation and administration, including but not limited to the purchase of major capital goods in support of the mining operations. We promote competition between suppliers and seek to develop relationships with suppliers that focus on lowering our costs while improving quality and service. We seek suppliers who identify and concentrate on implementing continuous improvement opportunities within their area of expertise.

Competition

The coal industry is highly competitive, both in the U.S. and internationally. We produced approximately 13.7 million tons of met coal in 2025. At the time of filing, certain industry data for 2025 was unavailable due to a distribution delay resulting from U.S. government shutdowns. Of the approximately 73.1 million tons of met produced in the U.S. in 2024, we produced approximately 14.6 million tons, or 20%. A significant portion of U.S. met coal production is shipped internationally, where it competes directly with international sources of production. Approximately 76% and 77% of our met coal tons sold were shipped internationally in 2025 and 2024, respectively.

We produced approximately 1.2 million tons of thermal coal in 2025. At the time of filing, certain industry data for 2025 was unavailable due to a distribution delay resulting from U.S. government shutdowns. Of the approximately 435.7 million tons produced in the U.S. in 2024, we produced approximately 1.1 million tons, or less than 1%. Only a small portion of overall U.S. thermal production is shipped internationally, but there is strong competition in the domestic market. Approximately 65% and 70% of our thermal coal tons sold were shipped internationally in 2025 and 2024, respectively. We compete for U.S. sales with numerous coal producers in the Appalachian region and the Illinois basin, and in some cases with western coal producers.

Demand for met coal and the prices that we are able to obtain for it depend to a large extent on the demand and price for steel in the U.S. and internationally. This demand is influenced by factors beyond our control, including overall economic activity and the availability and relative cost of substitute materials. In the export met coal market, we compete with producers from Australia and Canada and with other international producers on many of the same factors as in the U.S. market. Competition in the export market is also affected by fluctuations in relative foreign exchange rates and costs of inland and ocean transportation, among other factors.

Demand for thermal coal and the prices that we are able to obtain for it are closely linked to coal consumption patterns of the domestic electric generation industry. These coal consumption patterns are influenced by many factors beyond our control, including the demand for electricity, which is significantly dependent upon summer and winter temperatures, and commercial and industrial outputs in the U.S., environmental and other government regulations, technological developments and the location, availability, quality and price of competing sources of power. These competing sources include natural gas, nuclear, fuel oil and increasingly, renewable sources such as solar and wind power. Demand for thermal coal and the prices that we are able to obtain for it are affected by each of the above factors.

Human Capital Resources

As of December 31, 2025, we had approximately 3,960 employees, all of which were full-time employees, with 74% of our total workforce being hourly workers. Our employees were almost entirely located in the United States, with three employees located outside the United States. Approximately 97% of our total workforce was union-free as of December 31, 2025. Certain of our subsidiaries have wage agreements with the UMWA representing roughly 3% of our workforce. These agreements are subject to termination by either the employer or the UMWA, without cause, on July 31, 2028 and one on February 28, 2026. An agreement to succeed the latter is currently being negotiated. We strive to maintain positive working relationships with organized labor. Relations with our employees are important to our success, and we believe that we have good relations with our workforce.

As of December 31, 2025, we had approximately 3,720 employees working at our mining operations across Central Appalachia in Virginia and West Virginia, while the remainder of our personnel were employed at our headquarters in Bristol, Tennessee, in Julian, West Virginia, or at other administrative offices throughout the region. As of December 31, 2025, approximately 36% of our total workforce had at least ten years of service with our Company, while approximately 27% had fifteen or more years of service with our Company.

Employee Compensation and Benefits

We require a skilled workforce with mining experience and proficiency as well as qualified managers and supervisors to run our business. In addition, we depend on the experience and industry knowledge of our officers and other key employees to design and execute our business plans. We, along with the mining industry generally, face a shortage of skilled and experienced employees. Therefore, we offer employees competitive compensation and benefits to attract and retain a skilled and qualified workforce. We offer our employees competitive fixed base pay; a bonus incentive program for administrative positions tied to company safety, environmental stewardship, and financial performance; an operations bonus incentive program tied to site-specific safety, environmental stewardship and production goals; paid time-off including holidays; a comprehensive benefits package that includes medical, dental, and vision coverage; disability and life insurance coverages; and a 401(k) retirement savings program with an employer match. All employees have access to our Employee Assistance Program at no cost, which gives them and their family access to licensed professionals for help with mental health, stress, addiction, grievances, relationship issues, childcare and eldercare services, legal and personal finance services and other work/life balance matters. To help retain key employees in certain positions, our long-term incentive program awards cash or equity grants with time-based and performance-based vesting conditions. Certain key employees are also eligible to participate in our non-qualified deferred compensation plan.

Employee Training and Development

At Alpha, we strive to maintain a positive culture where employees can contribute their best work, take pride in doing the right thing, and work to improve and strengthen the organization. To have a successful operation, we endeavor to establish and maintain relationships with and among our employees that are built upon mutual respect, trust, and appreciation.

Due to the industry shortage of skilled and experienced employees, we have an extensive in-house apprentice miner training program. Selected participants are given robust safety and mining training over a six-month period in order to obtain their required miner's certification. We frequently provide training opportunities for operations employees to obtain certifications for Emergency Medical Technician, Mechanical Engineering Technology, foreman and supervisory certifications, and electrical certifications in addition to providing apprentice miner training and supervisor training programs.

In addition to various training programs that we require employees in certain skilled positions to complete, all of our employees are provided with employee handbooks and are expected to follow policies and procedures concerning employment matters at Alpha and our affiliates including, but not limited to: anti-harassment, workplace violence, code of business ethics, drug and alcohol policies, safety policies and vehicle policies.

Employee Safety, Health, and Welfare

Safety is one of our core values and is the foundation for how we manage every aspect of our business. Our employees are empowered with the skills, training, resources, and responsibility to perform their jobs in a safe manner and are accountable for their own safety as well as the safety of their co-workers. Every employee has a voice in the safety process at each of our mines and other operating sites. Our behavior-based safety process empowers employees to engage in the elimination of at-risk behaviors in the workplace and in incident prevention and continuous improvement. In recognition of the interdependence between safety and operations, our "Safe Production" process promotes the effective utilization of procedures, developing safety action plans at each operating group and sharing of best practices, safety alerts and lessons learned across the entire organization.

Safety leadership and training programs are based upon the concepts of situational awareness and observation, changing behaviors and, most importantly, employee involvement. The core elements of our safety training include identification of critical behaviors and the frequency of those behaviors, employee feedback, and removal of barriers for continuous improvement. All employees are empowered to champion the safety process and are challenged to identify hazards and initiate prompt corrective actions. All levels of the organization are expected to be proactive and commit to continuous improvement and implementation of new safety processes that promote a safe and healthy work environment.

In 2025, we achieved an overall Non-fatal days lost ("NFDL") safety incident rate that was 38% better than the U.S. industry average NFDL safety incident rate per 200,000 hours worked. The industry rate is based on available data for the first two quarters of 2025 for bituminous coal and the Alpha rate reflects full year 2025. At the time of filing, certain more recent industry data for 2025 was unavailable due to a distribution delay resulting from U.S. government shutdowns. In 2024, we achieved an overall Non-fatal days lost safety incident rate that was 45% better than the U.S. industry average NFDL safety incident rate per 200,000 hours worked. The industry rate is based on the full year 2024 for bituminous coal and the Alpha rate also reflects the full year 2024.

Alpha's mine operations routinely collaborate with academic institutions as well as federal and state agencies to facilitate testing of new concepts and technologies and to utilize them whenever possible to provide the best safety and protection for our employees.

We also believe in taking precautions to avoid incidents and prevent them from occurring. Our Incident Response Plan and Mine Emergency Response Drills have been developed and widely disseminated to appropriate operations and corporate personnel to build the framework for a prompt and coordinated response in the event an incident occurs. Alpha's award winning mine rescue teams undergo highly specialized training and compete in regional and national mine rescue events to test their skills in first aid, firefighting, mine ventilation, and critical decision-making.

As posted on our Company website, several of our mine operations have been recognized on numerous occasions for outstanding performance and have received several awards in the areas of safety and mine rescue. In 2025, Alpha mine rescue teams won an overall grand champion award along with several other first-place awards in both overall competition honors and technical category titles.

Refer to Exhibit 95 - Mine Safety Disclosure included as an exhibit to this Annual Report on Form 10-K for additional mine safety information.

Legal Proceedings

We are party to legal proceedings from time to time that occur in the ordinary course of business. These proceedings, as well as governmental examinations, could involve various business units and a variety of claims, including, but not limited to, contract disputes, personal injury claims, property damage claims (including those resulting from blasting, subsidence, trucking and flooding), environmental and safety issues, securities-related matters and employment matters. While some legal matters may specify the damages claimed by the plaintiffs, many seek an unquantified amount of damages. Even when the amount of damages claimed against us or our subsidiaries is stated, (i) the claimed amount may be exaggerated or unsupported; (ii) the claim may be based on a novel legal theory or involve a large number of parties; (iii) there may be uncertainty as to the likelihood of a class being certified or the ultimate size of the class; (iv) there may be uncertainty as to the outcome of pending appeals or motions; and/or (v) there may be significant factual issues to be resolved. As a result, if such legal matters arise in the future, we may be unable to estimate a range of possible loss for matters that have not yet progressed sufficiently through discovery and development of important factual information and legal issues. We record accruals based on an estimate of the ultimate outcome of these matters, but these estimates can be difficult to determine and involve significant judgment. For additional information about our legal proceedings, refer to Note 20, part (d), to the Consolidated Financial Statements.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

Federal, state and local authorities regulate the U.S. coal mining industry and the industries it serves with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water quality, plant and wildlife protection, the reclamation of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining, and the effects of mining on groundwater quality and availability. These laws and regulations, which are extensive, subject to change, and have tended to become stricter over time, have had, and will continue to have, a significant effect on our production costs and our competitive position relative to certain other sources of electricity generation. Future legislation, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may result in substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations, the likelihood or extent of which we cannot predict. We intend to continue to comply with regulatory requirements as they evolve by timely implementing necessary modifications to facilities or operating procedures. Future legislation, regulations, orders or regional or international arrangements, agreements or treaties, as well as efforts by private organizations, including those relating to global climate change, may continue to cause coal to become more heavily regulated.

We endeavor to conduct our mining operations in compliance with all applicable federal, state, and local laws and regulations. We have certain procedures in place that are designed to enable us to comply with these laws and regulations. However, due to the complexity and interpretation of these laws and regulations, we cannot guarantee that we have been or will be at all times in complete compliance, and violations are likely to occur from time to time. None of the violations or the monetary penalties assessed upon us to date have been material. Future liability under or compliance with environmental and safety requirements could, however, have a material adverse effect on our operations or competitive position. Under some circumstances, substantial fines and penalties, including revocation, denial or suspension of mining permits, may be imposed under the laws described below.

Monetary sanctions, expensive compliance measures and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

As of December 31, 2025, we had accrued $227.4 million for reclamation liabilities and mine closures, including $22.6 million of current liabilities.

Mining Permits and Approvals

Numerous governmental permits or approvals are required for mining operations pursuant to certain federal, state and local laws applicable to our operations. When we apply for these permits and approvals, we may be required to prepare and present data to federal, state or local authorities pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment and measures we will take to minimize and mitigate those impacts. The requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations.

In order to obtain mining permits and approvals from federal and state regulatory authorities, mine operators, including us, must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior or better condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months, or even years, before we plan to begin mining a new area. Mining permits generally are approved months or even years after a completed application is submitted. Therefore, we cannot be assured that we will obtain future mining permits in a timely manner.

Permitting requirements also require, under certain circumstances, that we obtain surface owner consent if the surface estate has been severed from the mineral estate. This requires us to negotiate with third parties for surface rights that overlie coal we control or intend to control. These negotiations can be costly and time-consuming, lasting years in some instances, which can create additional delays in the permitting process. If we cannot successfully negotiate for surface rights, we could be denied a permit to mine coal we already control.

Surface Mining Control and Reclamation Act

Surface Mining Control and Reclamation Act ("SMCRA"), which is administered by the Office of Surface Mining Reclamation and Enforcement ("OSM"), establishes mining, environmental protection, reclamation, and closure standards for all aspects of surface mining as well as many aspects of underground mining that effect surface expressions. Mine operators must obtain SMCRA permits and permit renewals from the OSM or from the applicable state agency if the state agency has obtained primary control of administration and enforcement of the SMCRA program, or primacy. A state agency may obtain primacy if OSM concludes that the state regulatory agency's mining regulatory program is no less stringent than the federal mining program under SMCRA. States where we have active mining operations have achieved primacy and issue permits in lieu of OSM. OSM maintains oversight of how the states administer their programs.

SMCRA permit provisions include a complex set of requirements which include: coal prospecting; mine plan development; topsoil or growth medium removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance, including outside the permit area; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation and reclamation.

The mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes, but is not limited to, surveys of cultural and historical resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology, and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures associated with the coal that we will mine. We develop mining and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mining and reclamation plan incorporates the provisions of SMCRA, the state programs, and the complementary environmental programs that affect coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land, and documents required of the OSM's Applicant Violator System ("AVS"), including the mining and compliance history of officers, directors and principal owners of the entity.

Regulations under SMCRA and its state analogues provide that a mining permit or modification can, under certain circumstances, be delayed, refused or revoked if we or any entity that owns or controls us or is under common ownership or control with us have unabated permit violations or have been the subject of permit or reclamation bond revocation or suspension. These regulations define certain relationships, such as owning over 50% of stock in an entity or having the authority to determine the manner in which the entity conducts mining operations, as constituting ownership and control. Certain other relationships are presumed to constitute ownership or control, including being an officer or director of an entity or owning between 10% and 50% of the mining operator. These presumptions, in some cases, can be rebutted where the person or entity can demonstrate that it in fact does not or did not have authority directly or indirectly to determine the manner in which the relevant coal mining operation is conducted. Thus, past or ongoing violations of federal and state mining laws by us or by coal mining operations owned or controlled by our significant stockholders, directors or officers or certain other third-party affiliates could provide a basis to revoke existing permits and to deny the issuance of additional permits or modifications or amendments of existing permits. This is known as being "permit-blocked." In recent years, the permitting required for coal mining has been the subject of increasingly stringent regulatory and administrative requirements and extensive litigation by environmental groups.

Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness review and technical review. Public notice of the proposed permit is given, which also provides for a comment period before a permit can be issued. Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine and may take months or even years to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public and other agencies have rights to comment on and otherwise engage in the permitting process, including through intervention in the courts.

The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced. The proceeds are used to reclaim mine lands closed or abandoned prior to SMCRA's adoption in 1977. The current fee, which is effective through September 30, 2034, is $0.224 per ton on surface-mined coal and $0.096 per ton on deep-mined coal. For the years ended December 31, 2025 and 2024, we recorded $1.8 million and $2.0 million, respectively, of expense related to these fees.

While SMCRA is a comprehensive statute, SMCRA does not supersede the need for compliance with other major environmental statutes, including the Endangered Species Act; Clean Air Act; Clean Water Act; Resource Conservation and Recovery Act ("RCRA") and Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund").

Surety Bonds

Federal and state laws require us to obtain surety bonds or other approved forms of security to cover the costs of certain long-term obligations, including mine closure or reclamation costs under SMCRA, federal and state workers' compensation costs, coal leases and other miscellaneous obligations. As of December 31, 2025 and 2024, our posted third-party surety bond amount in all states where we operate totaled approximately $170.0 million and $182.8 million, respectively, which was used to primarily secure the performance of our reclamation and lease obligations.

Posting of a bond or other security with respect to the performance of reclamation obligations is a condition to the issuance of a permit under SMCRA. Under the terms of agreements we and Alpha Natural Resources, Inc. entered into in connection with the Alpha Natural Resources, Inc. Restructuring, we and Alpha Natural Resources, Inc. were required to replace Alpha Natural Resources, Inc.'s self-bonds with surety bonds, collateralized bonds, or other financial assurance mechanisms, over time and under applicable regulations. Self-bonding may not be available to us as a means to comply with our reclamation bonding obligations for the foreseeable future. In August 2016, OSM announced its decision to pursue a rulemaking to evaluate self-bonding for coal mines, including eligibility standards. OSM has not yet issued a proposed rule to address this issue.

Clean Air Act

The Clean Air Act and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations include Clean Air Act permitting requirements and emission control requirements relating to particulate matter ("PM"), which may include controlling fugitive dust. The Clean Air Act indirectly affects coal mining operations by extensively regulating air emissions of PM, sulfur dioxide, nitrogen oxides ("NOx"), mercury and other compounds emitted by coal-fired electricity generating plants or the use of met coal in connection with steelmaking operations. In recent years, Congress has considered legislation that would require increased reductions in emissions of sulfur dioxide, nitrogen oxide, and mercury. The general effect of emission regulations on coal-fired power plants could be to reduce demand for coal.

In addition to the greenhouse gas ("GHG") issues discussed below, the air emissions programs that may materially and adversely affect our operations, financial results, liquidity, and demand for coal, directly or indirectly, include, but are not limited to, the following:

- *Acid Rain.* Title IV of the Clean Air Act requires reductions of sulfur dioxide emissions by electric utilities. Affected electricity generators have sought to meet these requirements by, among other compliance methods, switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels and purchasing or trading sulfur dioxide emission allowances. We cannot accurately predict the effect of these provisions of the Clean Air Act on us in future years.

- *NAAQS for Criteria Pollutants.* The Clean Air Act requires the EPA to set standards, referred to as National Ambient Air Quality Standards ("NAAQS"), for six common air pollutants, including nitrogen oxide, sulfur dioxide, PM, and ozone. Areas that are not in compliance (referred to as "non- attainment areas") with these standards must take steps to reduce emissions levels. Over the past several years, the EPA has revised its NAAQS for nitrogen oxide, sulfur dioxide, PM and ozone, in each case making the standards more stringent. As a result, some states have been, and will be, required to amend their existing individual state implementation plans ("SIPs") to achieve compliance with the new air quality standards. Other states will be required to develop new plans for areas that were previously in "attainment," but do not meet the revised standards. On December 7, 2020, the EPA announced the agency's final decision to retain the existing National Ambient Air Quality Standards for PM set by the Obama-Biden Administrations in 2012 without changes. However, on January 6, 2023, the EPA proposed to revise the primary (health-based) annual standard for PM2.5, from its then-current level of 12.0 micrograms per cubic meter (μg/m3) to within the range of 9.0 to 10.0 μg/m3. The EPA also proposed revisions to some other provisions of the PM NAAQS, including revisions to the air quality index and monitoring requirements, but did not propose to change other key aspects of the standard: (i) the secondary (welfare-based) annual PM2.5 standard; (ii) the primary and secondary 24-hour PM2.5 standards and (iii) the primary and secondary 24-hour PM10 standards. On February 7, 2024, the EPA revised the primary (health-based) annual standard for PM2.5, from 12.0 μg/m3 to 9.0 μg/m3. The EPA retained the existing primary 24-hour standards for PM2.5 and for PM10, which provides protection against coarse particles. The EPA also did not change the secondary (welfare-based) standards for fine particles and coarse particles.

  In October 2015, the EPA finalized the NAAQS for ozone pollution and reduced the standard to 70 parts per billion (ppb) from the previous 75 ppb standard. The EPA made the majority of area designations related to this rule on November 16, 2017 and June 4, 2018 and finalized designations for the remaining regions of the country on July 25, 2018. Under the revised NAAQS for ozone in particular, significant additional emissions control expenditures may be required at coal-fired power plants. The final rules and new standards may impose additional emissions control requirements on our customers in the electric generation, steelmaking, and coke industries. Although coal mining and processing operations may emit certain criteria pollutants, we operate in material compliance with our permits.

However, our operations could be affected if the attainment status of the areas in which we operate changes in the future.

A suit by industry in the D.C. Circuit challenged the EPA's 2015 Ozone NAAQS (Murray Energy Corp. v. EPA), which resulted in the court upholding the rule with the exception of the secondary NAAQS standards addressing protection of animals, crops and vegetation, which were sent back to the EPA for further consideration. On December 23, 2020, the EPA announced its decision to retain, without changes, the 2015 ozone National Ambient Air Quality Standards set by the Obama-Biden Administration.

- *NOx SIP Call.* The NOx SIP Call program was established by the EPA in October of 1998 to reduce the transport of nitrogen oxide and ozone on prevailing winds from the Midwest and South to states in the Northeast, which said they could not meet federal air quality standards because of migrating pollution. The program is designed to reduce nitrogen oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. As a result of the program, many power plants have been or will be required to install additional emission control measures, such as selective catalytic reduction devices. Installation of additional emission control measures will make it more costly to operate coal-fired power plants, potentially making coal a less attractive fuel. On February 26, 2019, the EPA published a final rule amending the NOx SIP Call regulations to allow states to establish alternative monitoring and reporting requirements for certain sources.

- *Cross-State Air Pollution Rule.* In June 2011, the EPA finalized the CSAPR, which required 28 states in the Midwest and the eastern seaboard of the U.S. to reduce power plant emissions that cross state lines and contribute to ozone and/ or fine particle pollution in other states. Nitrogen oxide and sulfur dioxide emission reductions were scheduled to commence in 2012, with further reductions effective in 2014. However, implementation of CSAPR's requirements was delayed due to litigation. In October 2014, following a decision from the U.S. Supreme Court, the EPA issued an interim final rule reconciling the CSAPR with the Court's order, which called for Phase 1 implementation in 2015 and Phase 2 implementation in 2017.

  In September 2016, the EPA finalized an update to the CSAPR ozone season program by issuing the Final CSAPR Update rule. The Final CSAPR Update rule was the subject of a challenge in the D.C. Circuit by states and industry stakeholders. In September 2019, the D.C. Circuit concluded that the rule was valid in certain respects but that it failed to ensure that pollution from upwind states would not prevent downwind states from meeting air quality standards in a timely manner. The court directed the EPA to revise the rule to address this failure. On October 15, 2020, the EPA proposed the Revised CSAPR Update rule in order to fully address 21 states' outstanding interstate pollution transport obligations for the 2008 ozone National Ambient Air Quality Standard. The EPA finalized the Revised CSAPR Update rule on April 30, 2021. The EPA estimated that the Revised CSAPR Update rule would reduce NOx emissions from power plants in 12 states in the eastern United States by 17,000 tons in 2021 compared to projections without the rule, yielding public health and climate benefits that are valued, on average, at up to $2.8 billion each year from 2021 to 2040. An industry group challenged the Revised CSAPR Update rule in the U.S. Court of Appeals for the District of Columbia. On March 3, 2023, the Court rejected this challenge.

  On March 15, 2023, the EPA issued its Good Neighbor Plan, a federal implementation plan ("FIP") designed to replace SIPs submitted by over 20 states to implement their good neighbor obligations with respect to the 2015 ozone NAAQS. The FIP would require significant reductions of ozone-forming NOx emissions from power plants and industrial facilities in 23 states based on the EPA's determination that these emissions were contributing to the nonattainment of, or problems maintaining the attainment of, the 2015 ozone NAAQs in downwind states. Industry groups and states filed petitions for review in the U.S. Court of Appeals for the D.C. Circuit, challenging the Good Neighbor Plan. States and industry stakeholders also challenged the EPA's disapproval of SIPs for several states in the regional circuits covering those states and obtained judicial stays of the SIP disapprovals in many states. The EPA's authority to issue a FIP for a state arises when the state fails to submit a SIP or when the EPA disapproves a SIP. The EPA therefore lacks authority to implement the Good Neighbor FIP in states where its underlying SIP disapproval is stayed. This includes over half of the states that were subject to the Good Neighbor Plan as promulgated. In February 2024, the U.S. Supreme Court heard oral argument on applications for stay of the Good Neighbor Plan, and in June 2024, the Court granted a stay of the Plan pending disposition of the applicants' consolidated petitions for review of the plan, which remain pending before the U.S. Court of Appeals for the D.C. Circuit but have been held in abeyance based on the EPA's announcement that it is reconsidering the Good Neighbor Plan and underlying SIP disapprovals.

- *Mercury and Hazardous Air Pollutants.* In February 2012, the EPA formally adopted a rule to regulate emissions of mercury and other metals, fine particulates, and acid gases such as hydrogen chloride from coal- and oil-fired power plants, referred to as "MATS." In March 2013, the EPA finalized reconsideration of the MATS rule as it pertains to new power plants, principally adjusting emissions limits for new coal-fired units to levels considered attainable by existing control technologies. In subsequent litigation, the U.S. Supreme Court struck down the MATS rule based on the EPA's failure to take costs into consideration. The D.C. Circuit allowed the current rule to stay in place until the EPA issued a new finding. In April 2016, the EPA issued a final finding that it is appropriate and necessary to set standards for emissions of air toxics from coal- and oil-fired power plants. However, in April 2017, the EPA indicated in a court filing that it may reconsider this finding, and on April 27, 2017, the D.C. Circuit stayed the litigation. In August 2018, the EPA announced plans to send a draft proposal to the White House questioning the EPA's earlier finding.

  On December 27, 2018, the EPA issued a proposed revised Supplemental Cost Finding for MATS, as well as the Clean Air Act required "risk and technology review." After taking account of both the cost to coal- and oil-fired power plants of complying with the MATS rule and the benefits attributable to regulating hazardous air pollutant ("HAP") emissions from these power plants, the EPA proposed to determine that it is not "appropriate and necessary" to regulate HAP emissions from power plants under Section 112 of the Clean Air Act. The emission standards and other requirements of the MATS rule, first promulgated in 2012, would remain in place, however, since the EPA did not propose to remove coal- and oil-fired power plants from the list of sources that are regulated under Section 112 of the Act.

  On April 15, 2020, the EPA established a new subcategory in the MATS for electric utility steam generating units ("EGU's") that burn eastern bituminous coal refuse ("EBCR"). Coal refuse includes low-quality coal mixed with rock, clay and other material. The EPA established emission standards for facilities that burn EBCR. This new subcategory and emission standards affected six existing EGUs located in Pennsylvania and West Virginia that burn EBCR.

  On May 22, 2020, the EPA published the completed reconsideration of the appropriate and necessary finding for the MATS. The EPA concluded that it is not "appropriate and necessary" to regulate electric utility steam generating units under Section 112 of the Clean Air Act. The EPA also took final action on the residual risk and technology review that is required by the CAA Section 112. The EPA explained, "emissions of HAP have been reduced such that residual risk is at acceptable levels, that there are no developments in HAP emissions controls to achieve further cost-effective reductions beyond the current standard, and, therefore, no changes to the MATS rule are warranted."

  On February 15, 2023, however, the EPA revoked its 2020 finding that it was not appropriate and necessary to regulate coal- and oil-fired power plants under Section 112 of the Clean Air Act, which regulates HAP emissions. The EPA reviewed the 2020 finding and stated that it considered updated information on both (i) the public health burden associated with HAP emissions from coal- and oil-fired power plants; and (ii) the costs associated with reducing those emissions under the MATS rule. On April 3, 2023, the EPA issued a proposed rule that the EPA said would strengthen and update the MATS for power plants to reflect recent developments in control technologies and the performance of these plants. The EPA issued a final revised MATS rule for EGUs in April 2024 that established more stringent standards than the previous rule. Several states and industry stakeholders have challenged the rule in the U.S. Court of Appeals for the D.C. Circuit and that litigation is being held in abeyance at the request of the parties. In June 2025, the EPA published a proposed rule to repeal certain parts of the 2024 rule.

  Apart from MATS, several states have enacted or proposed regulations requiring reductions in mercury emissions from coal-fired power plants, and federal legislation to reduce mercury emissions from power plants has been proposed. Regulation of mercury emissions by the EPA (and in particular, the reconsideration by the current EPA of any rulemaking relating to the MATS rule during the prior presidential administration), states, Congress, or pursuant to an international treaty may further decrease the demand for coal. Like CSAPR, MATS and other similar future regulations could accelerate the retirement of a significant number of coal-fired power plants, in addition to the significant number of plants and units that have already been retired as a result of environmental and regulatory requirements and uncertainties adversely impacting coal-fired generation. Such retirements would likely adversely impact our business.

- *Regional Haze, New Source Review and Methane.* The EPA's regional haze program is intended to protect and improve visibility at and around national parks, national wilderness areas and international parks. In December 2011, the EPA issued a final rule under which the emission caps imposed under CSAPR for a given state would supplant the obligations of that state with regard to visibility protection. In May 2012, the EPA finalized a rule that allows the trading programs in CSAPR to serve as an alternative to determining source-by-source Best Available Retrofit

Technology ("BART"). This rule provides that states in the CSAPR region can substitute participation in CSAPR for source-specific BART for sulfur dioxide and/or nitrogen oxides emissions from power plants. This program could result in additional emissions restrictions and the need to install additional control measures designed to limit haze causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could contribute to additional coal plant closures and affect the future market for coal. A final Regional Haze rule was published on January 10, 2017 that allowed states to submit their SIP revisions by July 2021. In August 2022, the EPA issued a "finding of failure" to submit complete regional haze SIPs for 15 states, starting a two-year clock for the EPA to issue a FIP for any state that does not submit a revised SIP and have it approved before the FIP is issued. In March 2025, the EPA announced plans to restructure the regional haze program. In the months that followed, the EPA approved Regional Haze SIP revisions for a number of states. Environmental groups have filed lawsuits in the Fourth and Sixth Circuits, challenging the EPA's approval of West Virginia's and Ohio's SIPs, respectively. In October 2025, the EPA issued an advance notice of proposed rulemaking ("ANPR") seeking public comments on ways to clarify and streamline states' obligations under the program. Comments on the ANPR closed on December 1, 2025.

In addition, the EPA's new source review program under certain circumstances requires existing coal-fired power plants, when modifications to those plants significantly change emissions, to install the more stringent air emissions control equipment required of new plants.

Litigation seeking to force the EPA to list coal mines as a category of air pollution sources that endanger public health or welfare under Section 111 of the CAA and establish standards to reduce emissions from sources of methane and other emissions related to coal mines was dismissed by the D.C. Circuit in May 2014. In that case, the Court denied a rulemaking petition citing agency discretion and budgetary restrictions, and ruled that the EPA has reasonable discretion to carry out its delegated responsibilities, which include determining the timing and relative priority of its regulatory agenda. In July 2014, the D.C. Circuit denied a petition seeking a rehearing of the case en banc. Litigation regarding these issues may continue and could result in the need for additional air pollution controls for coal-fired units and our operations.

Global Climate Change

Global climate change initiatives and public perceptions have resulted, and are expected to continue to result, in decreased coal-fired power plant capacity and utilization, phasing out and closing many existing coal-fired power plants, reducing or eliminating construction of new coal-fired power plants in the United States and certain other countries, increased costs to mine coal and decreased demand and prices for thermal coal.

There are three important sources of GHGs associated with the coal industry: first, the end use of our coal by our customers in electricity generation, coke plants, and steelmaking is a source of GHGs; second, combustion of fuel for mining equipment used in coal production; and third, coal mining can release methane, a GHG, directly into the atmosphere. GHG emissions from coal consumption and production are subject to pending and proposed regulation as part of initiatives to address global climate change.

The Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change (the "Kyoto Protocol") became effective in 2005 and bound those developed countries that ratified it (which the U.S. did not do) to reduce their global GHG emissions. In December 2015, the United States and almost 200 nations agreed to the Paris Agreement, which entered into force on November 4, 2016 and has the long-term goal to limit global warming to below two degrees Celsius by 2100 from temperatures in the pre-industrial era. Although this agreement does not create any binding obligations for nations to limit their GHG emissions, it does include pledges to voluntarily limit or reduce future emissions. On June 1, 2017, the first Trump administration announced that the U.S. would withdraw from the Paris Agreement. This withdrawal formally took effect on November 4, 2020. However, on February 19, 2021, the U.S. formally rejoined the Paris Agreement. On January 20, 2025, President Trump signed an executive order requiring the U.S. Ambassador to the United Nations to submit formal written notification of the United States' withdrawal from the Paris Agreement. The Glasgow Climate Pact reached at the 2021 United Nations Climate Change Conference (COP26), though not legally binding, contains a plan to reduce use of coal by 40%. The COP28 United Nations Climate Change Conference was held in Dubai, the United Arab Emirates, held from November 30 to December 13, 2023. COP28 was intended to evaluate the world's efforts to address climate change under the Paris Agreement. At the end of the COP28 conference, the participating countries agreed to a call on governments worldwide to speed up the transition away from fossil fuels to renewables such as wind and solar power. These commitments and agreements could further reduce demand and prices for our coal.

In 2009, the EPA issued a finding that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment. The EPA has since adopted regulations under existing provisions of the CAA pursuant to this finding. For example, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified large GHG emission sources in the U.S., including coal-fired electric power plants and steel-making operations. The EPA has also promulgated the Tailoring Rule, which requires that all new or modified stationary sources of GHGs that will emit more than 75,000 tons of carbon dioxide per year and are otherwise subject to CAA regulation, and any other facilities that will emit more than 100,000 tons of carbon dioxide per year, to undergo prevention of significant deterioration ("PSD") permitting, which requires that the permitted entity adopt the best available control technology.

In June 2014, the U.S. Supreme Court addressed whether the EPA's regulation of GHG emissions from new motor vehicles properly triggered GHG permitting requirements for stationary sources under the CAA as well as the validity of the Tailoring Rule under the CAA. The decision reversed, in part, and affirmed, in part, a 2012 D.C. Circuit decision that upheld the Tailoring Rule. Specifically, the Court held that the EPA exceeded its statutory authority when it interpreted the CAA to require PSD and Title V permitting for stationary sources based on their potential GHG emissions. However, the Court also held that the EPA's determination that a source already subject to the PSD program due to its emission of conventional pollutants may be required to limit its GHG emissions by employing the "best available control technology" was permissible. As a result, the EPA began requiring new sources already subject to the PSD program, including coal-fired power plants, to undergo control technology reviews for GHGs (predominately carbon dioxide) as a condition of permit issuance. These reviews may impose limits on GHG emissions, or otherwise be used to compel consideration of alternative fuels and generation systems, as well as increase litigation risk for-and so discourage development of-coal-fired power plants. In July 2025, the EPA published a proposed rule that would repeal the 2009 endangerment finding. EPA Administrator Lee Zeldin signed the final rule repealing the endangerment finding on February 12, 2026. We anticipate that the final rule, once published in the Federal Register, will be the subject of widespread litigation.

On August 3, 2015, the EPA released a final rule establishing New Source Performance Standards ("NSPS") for emissions of carbon dioxide for new, modified and reconstructed fossil fuel-fired electric generating units ("Power Plant NSPS"). The final rule requires that newly constructed fossil fuel-fired steam generating units achieve an emission standard for carbon dioxide of 1,400 lb CO2/MWh-gross. The standard is based on the performance of a supercritical pulverized coal boiler implementing partial carbon capture and storage ("CCS"). Modified and reconstructed fossil fuel fired steam generating units must implement the most efficient generation achievable through a combination of best operating practices and equipment upgrades, to meet an emission standard consistent with best historical performance.

Reconstructed units must implement the most efficient generating technology based on the size of the unit (supercritical steam conditions for larger units, to meet a standard of 1,800 lb CO2/MWh-gross, and subcritical conditions for smaller units to meet a standard of 2,000 lb CO2/MWh-gross). Numerous legal challenges to the final rule were filed in the U.S. Court of Appeals for the D.C. Circuit but the litigation has been held in abeyance since 2017, when the first Trump Administration announced plans to review the final rule.

In August 2015, the EPA issued the Clean Power Plan ("CPP"), a final rule that establishes carbon pollution standards for existing power plants, called CO2 emission performance rates. The EPA expected each state to develop implementation plans for power plants in its state to meet the individual state targets established in the CPP. The CPP was immediately subject to legal challenges and was stayed before it was implemented. On July 8, 2019, the EPA, published the ACE Rule, a replacement of the CPP. In contrast to the CPP, which called for the shifting of electricity generation away from coal-fired sources toward natural gas and renewables, the ACE Rule focuses on reducing GHG emissions from existing coal-fired plants by requiring states to mandate the implementation of a range of technologies at power plants designed to improve their heat rate (i.e., decrease the amount of fuel necessary to generate the same amount of electricity). However, on January 19, 2021, the Court of Appeals of the District of Columbia struck down the ACE rule. In May 2024, the EPA issued a final rule known as the GHG Power Plant Rule that requires stringent reductions in carbon dioxide emissions from existing coal-fired plants and relies heavily on the use of CCS. Numerous petitions for review of the final rule were filed in the U.S. Court of Appeals for the D.C. Circuit and are being held in abeyance at the request of the parties. In June 2025, the EPA published a proposed rule to repeal all GHG emissions standards for fossil fuel-fired power plants. A final rule is likely to be published in the first half of 2026. More stringent standards for carbon dioxide emissions as a result of these rulemakings could further reduce demand for coal, and our business would be adversely impacted.

The United States Congress has, from time to time, considered legislation to reduce GHG emissions, such as a resolution referred to as the Green New Deal, which was introduced in the U.S. House of Representatives in February 2019 and similar legislation may be introduced in the current Congressional term. To date, Congress has not passed a bill specifically addressing GHG regulation. In addition, various states and regions have adopted initiatives to reduce, and in some cases phase out, GHG emissions and certain governmental bodies, including the states of Virginia and California, have considered or are considering the imposition of fees or taxes based on the emission of GHGs by certain facilities. A number of states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. For example, on September 10, 2018, California adopted a law that requires all electricity consumed by the state to be generated from renewable sources such as solar, wind and hydropower by 2045.

On October 7, 2023, California Governor Gavin Newsom signed three landmark climate disclosure bills that are more stringent than the proposed U.S. Securities and Exchange Commission ("SEC") rules. California's group of new laws address (i) GHG emissions reporting in compliance with the Greenhouse Gas Protocol ("GHG Protocol"), (ii) climate-related financial risk reporting in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures ("TCFD"), and (iii) disclosure of information about certain emissions claims and the sale and use of carbon offsets. Although the SEC's climate disclosure proposal includes GHG Protocol and TCFD requirements, unlike the SEC's proposed rule, the California requirements apply to certain private and public companies with business activities in California. AB 1305 addresses voluntary carbon market disclosures. It applies to entities that (i) operate and make emissions claims within California; or (ii) buy or sell carbon offsets within California. SB 253 is the Climate Corporate Data Accountability Act. It applies only to business entities with annual revenue over $1 billion that do business in California. It requires disclosure of scope 1, scope 2, and scope 3 GHG emissions. Annual reporting of scope 1 and scope 2 GHC emissions will be required for covered entities beginning in 2026 (for the 2025 fiscal year). Annual reporting of scope 3 GHG emissions will be required beginning in 2027. SB 261 addresses climate-related financial risks of greenhouse gases. It applies to business entities that do business in California if their annual revenue exceeds $500 million. Disclosure will be required on or before January 1, 2026 and biennially thereafter. We currently do not do business in California.

In addition, certain banks and other financing sources have taken actions to limit available financing for the development of new coal-fueled power plants, which also may adversely affect the future global demand for coal. Further, there have been recent efforts by members of the general financial and investment communities, such as investment advisors, sovereign wealth funds, public pension funds, universities and other groups, to divest themselves and to promote the divestment of securities issued by companies involved in the fossil fuel extraction market, such as coal producers. Those entities also have been pressuring lenders to limit financing available to such companies. These efforts may adversely affect the market for our securities and our ability to access capital and financial markets in the future.

Furthermore, several well-funded non-governmental organizations have explicitly undertaken campaigns to minimize or eliminate the use of coal as a source of electricity generation. These efforts, as well as concerted conservation and efficiency efforts that result in reduced electricity consumption, could cause coal prices and sales of our coal to materially decline and possibly increase our operating costs.

These and other current or future global climate change laws, regulations, court orders or other legally enforceable mechanisms, or related public perceptions regarding climate change, are expected to require additional controls on coal-fired power plants and industrial boilers and may cause some users of coal to further switch from coal to alternative sources of fuel, thereby depressing demand and pricing for coal.

Clean Water Act

The CWA and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged or fill materials, into waters of the United States. The CWA provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Legislation that seeks to clarify the scope of CWA jurisdiction has also been considered by Congress. Recent court decisions, regulatory actions and proposed legislation have created uncertainty over CWA jurisdiction and permitting requirements.

CWA requirements that may directly or indirectly affect our operations include the following:

Wastewater Discharge

Prior to discharging any pollutants into waters of the United States, coal mining companies must obtain a National Pollutant Discharge Elimination System ("NPDES") permit from the appropriate state or federal permitting authority. Section 402 of the CWA creates a process for establishing effluent limitations for discharges to streams that are protective of water quality standards through the NPDES program, and corresponding programs implemented by state regulatory agencies. Regular monitoring, reporting and compliance with performance standards are preconditions for the issuance and renewal of NPDES permits that govern discharges into waters of the United States. Failure to comply with the CWA or NPDES permits can lead to the imposition of significant penalties, litigation, compliance costs and delays in coal production. Furthermore, the imposition of future restrictions on the discharge of certain pollutants into waters of the United States could increase the difficulty of obtaining and complying with NPDES permits, which could impose additional time and cost burdens on our operations. For instance, waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total

Maximum Daily Load regulations, which may lead to the adoption of more stringent discharge standards for our coal mines and could require more costly treatment.

In addition, when water quality in a receiving stream is of high quality, states are required to conduct an anti-degradation review before approving discharge permits. Anti-degradation policies may increase the cost, time and difficulty associated with obtaining and complying with NPDES permits and may also require more costly treatment.

Dredge and Fill Permits

Many mining activities, including the development of settling ponds and the construction of certain sediment control structures, valley fills and surface impoundments, require permits from the U.S. Army Corps of Engineers ("COE") under Section 404 of the Clean Water Act ("CWA"). Generally speaking, these Section 404 permits allow the placement of dredge and fill materials into navigable waters of the United States, including wetlands, streams, and other regulated areas. The COE has issued general "nationwide" permits ("NWPs") for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to NWPs 5, 21, 49 and 50 generally authorize the disposal of dredged or fill material from surface coal mining activities into waters of the United States, subject to certain restrictions. NWPs are typically reissued for a five-year period and require appropriate mitigation, and permit holders must receive explicit authorization from the COE before proceeding with proposed mining activities. On December 27, 2021 (affecting NWP numbers including 5 and 49) and January 13, 2021 (affecting NWP numbers including 21 and 50), the COE published its final rules reissuing and modifying its NWPs. These NWPs now expire on March 14, 2026. The January 13, 2021 final rule finalized the proposed removal of the 300 linear foot limit for losses of stream bed from several of the NWPs. On January 8, 2026, the COE published a final rule in the Federal Register announcing the reissuance of 56 NWPs (including NWPs 5, 21, 49, and 50) and one additional NWP. The NWPs will take effect on March 15, 2026 and will expire on March 15, 2031. Expansion of our mining operations into new areas may trigger the need for individual COE approvals, which could be more costly and take more time to obtain.

In January 2020, the EPA and the COE issued a final rule that attempts to clarify the CWA's jurisdictional reach over waters of the United States, referred to as the Navigable Waters Protection Rule ("NWPR"). The rule replaced a rule issued in June 2015 by the previous presidential administration, the Clean Water Rule. The Clean Water Rule was the subject of extensive legal challenges, injunctions and administrative action, and was formally repealed in December 2019. After the U.S. District Court for the District of Arizona vacated and remanded the NWPR on August 30, 2021, the EPA and the COE halted implementation of the NWPR nationwide and announced that they were interpreting "waters of the United States" consistent with the pre-2015 regulatory regime. On December 30, 2022, the EPA and COE announced the final Revised Definition of Waters of the United States rule, which reasserts the agencies' CWA jurisdiction over wetlands and certain ephemeral streams. On January 18, 2023, the rule was published in the Federal Register. The rule was effective on March 20, 2023. Like the NWPR, the Revised Definition of Waters of the United States rule has been the subject of legal challenges. On May 25, 2023, the U.S. Supreme Court's decision in Sackett v. EPA limited the jurisdiction of the EPA and the COE over wetlands. While the January 18, 2023 rule was not directly before the Court, the Court considered the jurisdictional standards set forth in the rule. In Sackett, the Court held that the Clean Water Act's use of "waters" encompasses only those relatively permanent, standing or continuously flowing bodies of water forming geographical features that are described in ordinary parlance as streams, oceans, rivers, and lakes.

On August 29, 2023, the EPA and the COE issued a final rule to amend the January 2023 rule, to conform the definition of "waters of the United States" to the Supreme Court's decision in Sackett. This conforming rule amends the provisions of the January 18, 2023 definition of "waters of the United States" that are invalid under the Supreme Court's interpretation of the Clean Water Act in the Sackett decision. The final amended conforming rule became effective on September 8, 2023. A notice on the EPA's website explains that, as a result of ongoing litigation on the January 2023 rule, the EPA and the COE are implementing the January 2023 rule, as amended by the August 2023 conforming rule, in 24 states, the District of Columbia, and the U.S. Territories. In the other 26 states, the agencies are interpreting "waters of the United States" consistent with the pre-2015 regulatory regime and the Supreme Court's decision in Sackett until further notice. On November 20, 2025, the EPA and the COE published a proposed rule in the Federal Register that would further revise the regulations defining the scope of waters of the United States. The public comment period on the proposed rule ended on January 5, 2026.

Effluent Guidelines

On November 3, 2015, the EPA published the final rule for Effluent Limitations Guidelines and Standards ("ELGS"), revising the regulations for the Steam Electric Power Generating category, which became effective on January 4, 2016. It established the first federal limits on the levels of arsenic, mercury, selenium and nitrate-nitrites in flue gas desulfurization that can be discharged as wastewater from power plants, based on technology improvements over the last three decades. On April

25, 2017, the EPA stayed the implementation of the rule indefinitely to allow for reconsideration. On August 31, 2020, the EPA finalized the rule to revise the ELGS. The 2020 rule changed the technology basis for treatment of Flue Gas Desulfurization ("FGD") Wastewater and Bottom Ash Transport Water ("BATW"). The EPA issued another final rule in May 2024, known as the Supplemental ELG Rule, that further modified the ELGS. The May 2024 rule established zero discharge requirements for BATW, FGD, and combustion residual leachate wastewaters at coal-fueled units with no planned retirement date. Numerous parties filed petitions for review of the 2024 rule, which remain pending in the U.S. Court of Appeals for the Eighth Circuit. In March 2025, the EPA announced its intention to reconsider the rule, and the litigation is being held in abeyance while reconsideration is underway. On December 31, 2025, the EPA published a final rule in the Federal Register extending the deadlines promulgated in the 2024 rule and updating the 2024 rule's transfer provisions to allow facilities to switch between compliance alternatives.

Endangered Species Act

The ESA and counterpart state legislation protect species threatened with possible extinction. Protection of threatened and endangered species may have the effect of prohibiting or delaying us from obtaining mining permits and mine plan modifications and approvals, and may include restrictions on timber harvesting, road building and other mining activities in areas containing the affected species or their habitats. We may also need to obtain additional permits or approvals if the incidental take of these species in the course of otherwise lawful activity may occur, which could take more time, be more costly and have adverse effects on operations. A number of species indigenous to properties we control or surrounding areas are protected under the ESA including the Guyandotte River Crayfish and the Big Sandy River Crayfish. On January 28, 2020 the U.S. Fish & Wildlife Service ("FWS") officially published the draft critical habitat designation for the Guyandotte River Crayfish and the Big Sandy River Crayfish in the Federal Register, starting the public comment period on the draft designations. On July 10, 2020, the FWS issued guidance regarding the preparation of protection and enhancement plans ("PEPs") for coal mining operations located in the Guyandotte River Crayfish habitat in southern West Virginia. The guidance contains several suggestions for requirements to be included in PEPs for proposed mining operations, such as minimizing fill placement, retaining 100 foot vegetative buffers around streams and constructing stream crossings in periods of low flow. The FWS published a final rule on March 15, 2022 designating critical habitat for these species, including approximately 717 stream kilometers in Kentucky, Virginia, and West Virginia. Certain other sensitive species that are not currently protected by the ESA may also require protection and mitigation efforts consistent with federal and state requirements.

After the Stream Protection Rule and the accompanying 2016 Biological Opinion were repealed in February 2017, OSM issued a Section 7(d) determination that reinitiated consultation with the FWS to develop a new Biological Opinion. The new Biological Opinion was released on October 16, 2020. One of the most notable changes is the incidental take coverage if there is no agreement between the state regulatory authority and the FWS at the conclusion of the dispute resolution process and the regulatory authority issues the permit. The new Biological Opinion states that "any prohibited take of listed species incidental to that permit action will not be exempted through this incidental take statement." The Biological Opinion also includes discussion of OSM enforcement powers in primacy states potentially allowing the FWS to effect a permit veto via OSM enforcement actions. The new Biological Opinion could make the permitting process more difficult and expensive.

Resource Conservation and Recovery Act

RCRA affects coal mining operations by establishing requirements for the treatment, storage, and disposal of hazardous wastes. The EPA determined that coal combustion residuals ("CCR") do not warrant regulation as hazardous wastes under RCRA in May 2000. Most state hazardous waste laws do not regulate CCR as hazardous wastes. The EPA also concluded that beneficial uses of CCR, other than for mine filling, pose no significant risk and no additional national regulations of such beneficial uses are needed. However, the EPA determined that national non-hazardous waste regulations under RCRA are warranted for certain wastes generated from coal combustion, such as coal ash, when the wastes are disposed of in surface impoundments or landfills or used as minefill. In December 2014, the EPA finalized regulations that address the management of coal ash as a non-hazardous solid waste under Subtitle D. The rules impose engineering, structural and siting standards on surface impoundments and landfills that hold coal combustion wastes and mandate regular inspections. The rules also require fugitive dust controls and impose various monitoring, cleanup, and closure requirements. In July 2018, the EPA published a final rule extending certain deadlines under the original rules, granting certain authority to states with authorized CCR programs and establishing groundwater protection standards for certain constituents. The EPA and OSM plan additional rulemaking relating to CCR. Most recently, the EPA issued a final rule that took effect in November 2024. That rule applies to inactive surface impoundments at closed facilities, CCR management units (which include impoundments and landfills that were closed before the effective date of the original 2015 CCR Rule), and inactive CCR landfills. Petitions for review of the rule are pending in the U.S. Court of Appeals for the D.C. Circuit but are currently being held in abeyance while the EPA reconsiders the rule. The EPA plans additional rulemaking relating to CCR.

There have also been several legislative proposals that would require the EPA to further regulate the storage of CCR. For example, in December 2016, Congress passed the Water Infrastructure Improvements for the Nation Act, which allows states to establish permit programs to regulate the disposal of CCR units in lieu of the EPA's CCR regulations. These requirements, as well as any future changes in the management of CCR, could increase our customers' operating costs and potentially reduce their ability or need to purchase coal. In addition, contamination caused by the past disposal of CCR, including coal ash, can lead to material liability for our customers under RCRA or other federal or state laws and potentially further reduce the demand for coal.

Comprehensive Environmental Response, Compensation and Liability Act

CERCLA and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances into the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on hazardous substance generators, site owners, transporters, lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA currently excludes most wastes generated by coal mining and processing operations from the primary hazardous waste laws, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of CERCLA or similar state laws. Thus, we may be subject to liability under CERCLA and similar state laws for our current or former owned, leased or operated coal mines and property or those of our predecessors. We may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination and natural resource damages at sites where we control surface rights. These liabilities could be significant and materially and adversely affect our financial results and liquidity.

Use of Explosives. Our surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to regulatory requirements. For example, pursuant to a rule issued by the U.S. Department of Homeland Security ("DHS") in 2007, facilities in possession of chemicals of interest (including ammonium nitrate at certain threshold levels) are required to complete a screening review. In 2011, the DHS published proposed regulations of ammonium nitrate under the Ammonium Nitrate Security Rule. Many of the requirements of the proposed regulations would be duplicative of those in place under the Bureau of Alcohol, Tobacco, Firearms and Explosives, including registration and background checks, and DHS has moved its 2011 rulemaking to a non-active status because the approach proposed was unlikely to deliver appreciable security benefits. Additional requirements may include tracking and verifications for each transaction related to ammonium nitrate. The outcome of these rulemakings could materially adversely affect our cost or ability to conduct our mining operations.

Other Environmental Laws

We are required to comply with numerous other federal, state and local environmental laws and regulations in addition to those previously discussed. These additional laws include, for example, the Safe Drinking Water Act, the Toxic Substances Control Act and transportation laws adopted to ensure the appropriate transportation of our coal both nationally and internationally. Laws, regulations, and treaties of other countries may also adversely impact our export sales by reducing demand for our coal as a source of power generation in those countries.

Federal and State Nuclear Material Regulations

Many of our operations use equipment with radioactive sources primarily for coal density measurement. Use of this equipment must be approved by the U. S. Nuclear Regulatory Authority or the state agency that has been delegated this authority.

Mine Safety and Health

Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 ("Mine Act") significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. All of the states in which we operate also have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is among the most comprehensive and pervasive systems for protection of employee health and safety affecting any segment of U.S. industry. The Mine Act is a strict liability statute that requires mandatory inspections of surface and underground coal mines and preparation plants and requires the issuance of enforcement action when it is believed that a standard has been violated. While this regulation has a significant effect on our operating costs, our U.S. competitors are subject to the same degree of regulation.

In 2006, in response to underground mine accidents, Congress enacted the Mine Improvement and New Emergency Response Act (the "MINER Act"). The MINER Act significantly amended the Mine Act, requiring, among other items, improvements in mine safety practices, increasing criminal penalties and establishing a maximum civil penalty for non-compliance, and expanding the scope of federal oversight, inspection and enforcement activities. Since the passage of the MINER Act, enforcement scrutiny has increased, including more inspection hours at mine sites, an increase in the number of inspections and an increase in the number of issuances and related penalties. Various states also have enacted their own new laws and regulations addressing many of these same subjects. MSHA continues to interpret and implement various provisions of the MINER Act, along with introducing new proposed regulations and standards. For example, the second phase of MSHA's respirable coal mine dust rule went into effect in February 2016 and requires increased sampling frequency and the use of continuous personal dust monitors. In August 2016, the third and final phase of the rule became effective, reducing the overall respirable dust standard in coal mines from 2.0 to 1.5 milligrams per cubic meter of air. Additionally, MSHA's proposed rule, Lowering Miners' Exposure to Respirable Crystalline Silica and Improving Respiratory Protection, was published in the federal register on July 13, 2023. In April 2024, MSHA issued its final rule, Lowering Miners' Exposure to Respirable Crystalline Silica and Improving Respiratory Protection, to reduce miner exposures to respirable crystalline silica and improve respiratory protection for all airborne hazards. The final rule lowers the permissible exposure limit of respirable crystalline silica at 50 micrograms per cubic meter of air (μg/m3) for a full shift exposure, calculated as an 8-hour time weighted average, for all miners. The final rule also includes other requirements to protect miner health and update existing respiratory protection requirements. For coal mine operators, the deadline for compliance with the new rule was April 14, 2025. However, on April 11, 2025, the U.S. Court of Appeals for the Eighth Circuit issued an order staying the rule's compliance deadlines until the court completes a substantive review of the petition. Accordingly, MSHA will continue to temporarily pause enforcement of the requirements in the final rule for mine operators until the litigation is concluded. MSHA also announced in a November 26, 2025 status report in that litigation that it intends to engage in limited rulemaking to reconsider and seek comments on portions of the rule. Our compliance with these or any other new health and safety regulations could increase our mining costs substantially. Further, if we were ever found to be in violation of these regulations, we could face penalties or restrictions that may materially and adversely affect our operations, financial results and liquidity. Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. Effective October 1, 2022, the trust fund is funded by an excise tax on coal sold of $1.10 per ton for deep-mined coal and $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. The excise tax does not apply to coal shipped outside the United States. For the years ended December 31, 2025 and 2024, we recorded $3.6 million and $3.8 million, respectively, of expense related to this excise tax.

The Patient Protection and Affordable Care Act ("PPACA") introduced significant changes to the federal black lung program, including an automatic survivor benefit paid upon the death of a miner with an awarded black lung claim, and established a rebuttable presumption with regard to pneumoconiosis among miners with 15 or more years of coal mine employment that are totally disabled by a respiratory condition. On January 18, 2023, the U.S. Department of Labor ("DOL") announced a notice of proposed rulemaking by its Office of Workers' Compensation Programs to revise regulations governing the standards related to self-insurance by coal mine operators. The proposed rule would update the standards coal operators must meet to self-insure, modernize and streamline the application process and fix the amount of security applicants must post. The proposed rule would also clarify acceptable forms of security and establish an appeals process. The final rule was published in the Federal Register on December 12, 2024 and became effective on January 13, 2025. We continue to evaluate the final rule, the potential for legal challenges to the final rule and the rule's potential effects upon us.

Coal Industry Retiree Health Benefit Act of 1992

Unlike many companies in the coal business, we do not have any liability under the Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Act"), which requires the payment of substantial sums to provide lifetime health benefits to union-represented miners (and their dependents) who retired before 1992, because liabilities under the Coal Act that had been imposed on Alpha Natural Resources, Inc. were settled in the bankruptcy process.

Item 1A. *Risk Factors*

Summary

Investment in our securities is subject to various risks, including risks and uncertainties inherent in our business. As detailed in the following pages, these risks include, but are not limited to, the following:

- *Risks relating to our industry and the global economy*, such as those associated with low coal prices, loss of customers, tariffs and other trade restrictions, our ability to obtain financing and other services, competition, decreased demand for coal, customer creditworthiness and global economic disruptions.

- *Risks relating to regulatory and legal developments*, such as those associated with regulatory requirements and costs, healthcare regulations and costs, permit approvals, climate change regulations, social and governance initiatives and regulations, environmental laws and treaties, unfavorable tax actions, decreased demand for energy, environmental cleanup costs and maintenance of internal controls.

- *Risks relating to our operations*, such as those associated with mining and other conditions, many of which are beyond our control, disruptions in transportation services, the availability of skilled workers, higher than estimated employee benefit costs, the availability of coal reserves, equipment availability, equipment breakdown, higher than anticipated property reclamation or mine closure costs, unionization, cybersecurity, artificial intelligence, the complexity of mining in Central Appalachia, our dependence upon third parties and our ability to make capital investments.

- *Risks relating to our liquidity*, such as our ability to obtain or renew surety bonds, our need to maintain capacity for required letters of credit ("LCs"), limitations imposed on us by our borrowing arrangements or any future debt instruments and access to funds when needed.

- *Risks relating to the ownership of our common stock*, such as those associated with compliance with securities laws, the availability of an orderly trading market for our common stock, our ability to repurchase common shares, as the Board may determine from time to time, dilution or other effects resulting from the issuance of additional securities, impediments to our acquisition by a third party and limited fora for stockholder litigation matters.

These risks, and others, are reviewed in greater detail below. The realization of any of these risks could cause an investment in our securities to decline and result in a loss. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Risks Relating to Our Industry and the Global Economy

Declines in coal prices and/or sustained low prices would adversely affect our revenues, operating results, cash flows, financial condition, stock price and the value of our coal reserves.

Our results of operations depend substantially upon the prices we receive for our coal. Those prices depend upon factors beyond our control (some of which are described in more detail in other risk factors below), including but not limited to:

- the demand for domestic and foreign coal and coke, which depends significantly on the demand for steel;
- the price and availability of natural gas, other alternative fuels and alternative steel production technologies;
- domestic and foreign economic conditions, including economic downturns and the strength of the global and U.S. economies;
- the consumption pattern of industrial customers;
- factors affecting the timely delivery of our products to customers;
- the proximity to and availability, reliability and cost of transportation and port facilities;
- the legal, regulatory and tax environment for our industry and those of our customers;
- the quantity, quality and pricing of coal available in the resale market;
- the effects of emissions control measures;
- adverse weather, climatic or other natural conditions, natural disasters, epidemics, pandemics and other public health challenges; and
- competition from other suppliers of coal and other energy sources.

A period of sustained low coal prices in the U.S. and other countries would materially adversely affect our operating results and cash flows, as well as the value of our coal reserves, and would cause a number of other risks that we face to increase in likelihood, magnitude and duration.

A period of sustained low demand for metallurgical coal (or "met coal") by U.S. and foreign customers and the potential for negative trade impacts resulting from changing and unpredictable tariff policies could reduce the price of our coal, which would reduce our revenues.

Alpha produces coal that is sold directly to both U.S. and foreign customers and indirectly to foreign customers through U.S.-based companies. For the year ended December 31, 2025, coal export revenues accounted for approximately 73% of our coal revenues.

For the year ended December 31, 2025, met coal accounted for 96% of our coal revenues. Any deterioration in conditions in the U.S. or foreign steel industries, including the demand for steel and the continued financial viability of the industry, could reduce the demand for our met coal and could impact the collectability of our accounts receivable from U.S. or foreign steel industry customers.

The demand for foreign-produced steel both in foreign markets and in the U.S. market also depends substantially on other factors such as tariff rates on steel. For example, in March 2025, President Trump implemented tariffs, in addition to any existing special rates, on steel and aluminum pursuant to Section 232 of the Trade Expansion Act of 1962. These tariffs may lead to generally higher rates of steel production in the U.S. and therefore greater domestic demand for met coal. However, Alpha's export customers include foreign steel producers who may be markedly affected by these and similar tariffs to the extent their imports into the U.S. are curtailed as a result of tariffs. Retaliatory tariffs by foreign nations have already limited international trade and may adversely impact global economic conditions. Additional or augmented tariffs proposed and enacted under the Trump administration could in turn provoke additional retaliatory tariffs.

Further, as noted by the Federal Reserve's April 2025 Beige Book, "uncertainty around international trade policy was pervasive" in early 2025, and in many sectors, because of "on-again, off-again tariffs," companies delayed capital expenditures and expressed concern regarding increasing inflationary pressures and the health of the U.S. and world economies generally. The November 2025 Beige Book noted that, while tariff uncertainty had decreased from earlier in the year, it "remained a headwind." Alpha's ability to plan for future economic conditions is similarly limited by unpredictably evolving trade policies, and this limitation could negatively affect our future operating results.

In addition, the steel industry's demand for met coal is affected by a number of factors, including the variable nature of that industry's business, technological developments in the steel-making process and the availability of substitutes for steel, such as aluminum, composites and plastics. The North American steel industry increasingly relies on processes to make steel that do not use coke, such as electric arc furnaces or pulverized coal processes. As this trend continues, the amount of met coal that we sell and the prices that we receive for it in North America could decrease, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves. Lower demand for met coal in international markets for any reason would reduce the amount of met coal that we sell and the prices that we receive for it, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves. Foreign government policies related to coal production and consumption could also negatively impact pricing and demand for our products.

Our ability to obtain financing and other services, and the form and degree of these services available to us, may be significantly limited by the lending, investment and similar policies of financial institutions and insurance companies regarding carbon energy producers and the environmental impacts of coal combustion.

Certain financial institutions, including banks and insurance companies, have adopted policies that prevent or limit those institutions from providing financing, insurance, bonding, and other services to entities that produce, generate power from or use fossil fuels. These policies, and others that may be adopted in the future, may limit our ability to obtain financing, insurance, surety bonds, and other services and may have similar effects upon our customers, which may in turn reduce future global demand for coal. Further, some investors and investment advisors support divestiture of securities issued by companies, such as us, involved in the fossil fuel extraction market. These developments may negatively affect the market for our securities, our access to capital and financial markets and our ability to obtain insurance in the future, which may in turn have significant negative effects on our business, financial condition and results of operations.

The concurrent loss of, or significant reduction in, purchases by several of our largest customers could materially and adversely affect our revenues and profitability.

Coal sales to our largest customer during the year ended December 31, 2025 accounted for approximately 14% of our total revenues, and coal sales to our 10 largest customers accounted for approximately 77% of our total revenues. These customers could decide to discontinue purchasing coal from us in the volumes that they have previously purchased or decide not to purchase coal from us at all. If several of these customers were concurrently and significantly to reduce their purchases of coal, or if we were unable to sell coal to them on sufficiently favorable terms, we could face a significant reduction in sales while we attempt to sell the coal to other customers in the global marketplace. If such a concurrent loss of large customers or a significant reduction in our sales volume to customers were to happen, our revenues and profitability could be materially and adversely affected.

Competition within the coal industry may adversely affect our ability to sell coal, and excess production capacity in the industry could put downward pressure on coal prices.

We compete with numerous other coal producers in various regions of the U.S. for domestic and international sales. We also compete in international markets against coal producers in other countries. International demand for U.S. coal exports also affects coal demand in the U.S. This competition affects domestic and international coal prices and our ability to retain or attract coal customers. The threat of increased production from competing mines and natural gas price declines with large basis differentials have all historically contributed, and may in the future contribute, to lower coal prices.

In the past, high demand for coal and attractive pricing brought new investors to the coal industry, leading to the development of new mines and added production capacity. Subsequent overcapacity in the industry contributed, and may in the future contribute, to lower coal prices.

Potential changes to international trade agreements, trade concessions, foreign currency fluctuations or other political and economic arrangements may benefit coal producers operating in countries other than the United States. Additionally, North American steel producers face competition from foreign steel producers, which could adversely impact the financial condition and business of our customers. We cannot provide assurance that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable foreign trade policies or other arrangements.

Coal is priced internationally in U.S. dollars, and, as a result, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide our foreign competitors with a competitive advantage. If our competitors' currencies decline against the U.S. dollar or against our foreign customers' local currencies, those competitors may be able to offer lower prices for coal to customers. Furthermore, if the currencies of our overseas customers were to significantly decline in value in comparison to the U.S. dollar, those customers may seek decreased prices for the coal we sell to them. Consequently, currency fluctuations could adversely affect the competitiveness of our coal in international markets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Refer to "Item 1. Business—Competition." Similarly, currency fluctuations could adversely affect demand for U.S. steel.

Downturns and disruptions in the global economy and financial markets have had, and could in the future have, a material adverse effect on the demand for and price of coal, which could have a material negative effect on our sales, costs, margins and profitability and ability to obtain financing.

Downturns and disruptions in the global economy and financial markets have from time to time resulted in, among other things, extreme volatility in securities prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Significant economic disruptions can result from numerous unpredictable factors, including but not limited to market forces, natural disasters, pandemics, trade disputes and armed conflicts. For example:

- The Chinese government has from time to time implemented regulations and promulgated new laws, policies or restrictions on its domestic coal and steel industries, sometimes with little advance notice, which may affect worldwide coal demand, supply and prices.
- During the COVID-19 pandemic, global supply chain disruptions, including COVID-19-related factory closures and port congestion reduced our ability to obtain some materials used in our operations, reduced the demand for steel, and therefore for met coal, and affected railroad and other transportation systems.
- Although we do not have assets in the Middle East, we do have customers in the region, and if the scope of the ongoing conflicts in that region were to expand materially, the international transport of some goods could become more difficult, even to certain areas outside the Middle East, and shipping costs could increase substantially.

Future disruptions of this sort, and in particular the tightening of credit in financial markets or any other disruption that negatively affects global economic growth, could adversely affect our customers' ability to obtain financing for operations and result in a decrease in demand, lower coal prices, the cancellation of some orders for our coal and the restructuring of agreements with some of our customers. Changes in the value of the U.S. dollar relative to other currencies, particularly where imported products are required for the mining process, could result in materially increased operating expenses. Any prolonged global, national or regional economic recession or other similar events could have a material adverse effect on the demand for and price of coal, on our sales, margins and profitability, and on our own ability to obtain financing.

We are unable to predict the timing, duration and severity of any potential future disruptions in financial markets and potential future adverse economic conditions in the U.S. and other countries and the impact these events may have on our operations and the industry in general.

The Russia-Ukraine war, and sanctions brought by the United States and other countries against Russia, have caused significant market disruptions that may lead to further volatility in the price of certain commodities, including oil, natural gas, coal and other sources of energy.

The ongoing war between Russia and Ukraine has resulted in substantial sanctions upon Russia and certain supply and market disruptions, particularly in energy markets. Many governments have banned imports from Russia, including commodities such as oil, natural gas and coal. These events have caused volatility in commodity markets. Although we have not experienced any distinct material adverse effect on our results of operations, financial condition or cash flows as a result of the war or the resulting volatility as of the date of this report, such volatility, including market expectations of potential changes in coal prices and inflationary pressures on steel products, may significantly affect prices for our coal or the cost of supplies and equipment, as well as the prices of competing sources of energy for our customers, like natural gas.

This conflict may cause additional materially adverse effects in the region and for international markets. Resulting disruptions could reduce demand for steel made through the use of metallurgical coal and coal-fired electricity, causing a reduction in our revenues or an increase in our costs and thereby materially and adversely affecting our results of operations, financial condition and cash flows.

Our ability to collect payments from our customers could be impaired if their creditworthiness and financial health deteriorate.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness and financial health of our customers. Competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default. In recent years, downturns in the economy and disruptions in the global financial markets have, from time to time, affected the creditworthiness of our customers and limited their liquidity and credit availability. In addition, purchasers of our met coal may increasingly be required to implement costly new emissions and other technologies, thereby increasing the risk we bear for customer payment default.

For the year ended December 31, 2025 we derived 73% of our coal revenues from coal sales made to customers outside the U.S. Our customers in other countries may be subject to other pressures and uncertainties that may also affect their ability to pay, including trade barriers, exchange controls and local economic conditions, threat of military action, and political conditions.

Risks Relating to Regulatory and Legal Developments

Federal and state regulatory agencies have the authority to order any of our facilities to be temporarily or permanently closed under certain circumstances, which could materially adversely affect our ability to meet our customers' demands.

Federal and state regulatory agencies have the authority following significant health and safety incidents, such as fatalities, to order a facility to be temporarily or permanently closed. If this were to occur, we may be required to incur capital expenditures to re-open the facility. In the event that these agencies order the closing of our facilities, our coal sales agreements and our take-or-pay contracts related to our export terminals may permit us to issue force majeure notices, which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of force majeure notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the facilities and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery, or terminate customers' contracts. Any of these actions could have a material adverse effect on our business and results of operations.

Our operations may impact the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, which could result in material liabilities to us.

Our operations use certain hazardous materials, and, from time to time, we generate limited quantities of hazardous wastes. We may be subject to claims under federal or state law for toxic torts, natural resource damages and other damages as well as for the investigation and clean-up of soil, surface water, sediments, groundwater and other natural resources. Such claims may arise out of current or former conditions at sites that we own or operate, or formerly owned or operated, and at contaminated sites owned or operated by third parties to which we sent wastes for treatment, storage or disposal. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

We operate and maintain a number of coal slurry impoundments. These impoundments are subject to extensive regulation. Some slurry impoundments maintained by other coal mining operations have failed, causing extensive damage to the environment and natural resources, as well as liability for related personal injuries and property damages. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of resulting damages. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties, and potential third-party claims for personal injury, property damage or other losses. In addition, we may become subject to such claims related to surface expressions of methane gas, which can result from underground coal mining activities.

These and other environmental impacts that our operations may have, as well as exposures to hazardous substances or wastes associated with our operations, could result in costs and liabilities that could render continued operations at certain mines economically unfeasible or impractical or otherwise materially and adversely affect our financial condition and results of operations.

The increasingly stringent regulation of the mining industry imposes significant costs on us, and future regulations or violations could increase those costs or limit our ability to produce coal.

Our operations are subject to a wide variety of federal, state and local environmental, health and safety, transportation, labor and other laws and regulations relating to matters such as:

- blasting;
- controls on emissions and discharges;
- the effects of operations on surface water and groundwater quality and availability;
- the storage, treatment and disposal of wastes and the authorizations necessary to create new waste management facilities;
- the remediation of contaminated soil, surface water and groundwater;
- surface subsidence from underground mining;
- the classification of plant and animal species near our mines as endangered or threatened species;
- the reclamation of mined sites; and
- employee health and safety, and benefits for current and former employees (described in more detail below).

These laws and regulations are becoming increasingly stringent. For example:

- federal and state agencies and citizen groups have increasingly focused on the amount of selenium and other constituents in mine-related water discharges;
- The U.S. Mine Safety and Health Administration ("MSHA") and the states of Virginia and West Virginia have implemented and proposed changes to mine safety and health requirements to impose more stringent health and safety controls, enhance mine inspection and enforcement practices, increase sanctions, and expand monitoring and reporting; and
- Greenhouse gas ("GHG") emissions reductions are being considered that could increase our costs, require additional controls, or compel us to limit our current operations.

In addition, these laws and regulations require us to obtain numerous governmental permits and comply with the requirements of those permits, which are described in more detail below.

We incur substantial costs to comply with the laws, regulations and permits that apply to our mining and other operations and to address the outcome of inspections. The required compliance and actions to address inspection outcomes are often time consuming and costly and may delay commencement or continuation of exploration or production. In addition, due in part to the extensive and comprehensive regulatory requirements, violations of laws, regulations and permits occur at our operations from time to time and may result in significant costs to us to correct the violations, as well as substantial civil or criminal penalties and limitations or shutdowns of our operations. Refer to "Item 1. Business—Environmental and Other Regulatory Matters—Clean Water Act—Wastewater Discharge."

MSHA and state regulators may also order the temporary or permanent closing of a mine in the event of certain violations of safety rules, accidents or imminent dangers. In addition, regulators may order changes to mine plans or operations due to their interpretation or application of existing or new laws or regulations. Any required changes to mine plans or operations may result in temporary idling of production or addition of costs.

These factors have had and will continue to have a significant effect on our costs of production and competitive position and, as a result, on our results of operations, cash flows and financial condition. New laws and regulations, as well as future interpretations or different enforcement of existing laws and regulations, may have a similar or more significant impact on us, including delays, interruptions or a termination of operations.

Increasing attention to environmental, social and governance ("ESG") matters may negatively affect our business and financial results.

Increasing attention has been given to corporate activities related to ESG matters in public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote ESG-related change at public companies, including, but not limited to, through the investment and voting practices of investment advisers, pension funds, universities and other members of the investing community. These activities have also aimed to increase the attention on and demand for action related to various ESG matters, which has contributed to increasing societal, investor, and legislative focus and pressure on ESG practices and disclosures, including those related to climate change, GHG emissions targets, business resilience under the assumptions of demand-constrained scenarios, net-zero ambitions, transition plans, actions related to diversity and inclusion, political activities, minority equity audits, and governance standards. As a result, we may face increasing pressure regarding our ESG practices and disclosures, which could in turn result in the cancellation or delay of projects, the revocation or delay of permits, termination of contracts, lawsuits, regulatory action, and policy change that may adversely affect our business strategy, increase our costs, and adversely affect our reputation and financial performance.

These developments could result in the implementation of certain ESG practices and/or disclosure requirements that present heightened legal, regulatory and reputational risks for us, and complying with these requirements may be costly and time-consuming.

Climate change or carbon dioxide emissions reduction initiatives could significantly reduce the demand for coal and reduce the value of our coal assets.

Global climate issues continue to attract considerable public and scientific attention. Numerous reports have expressed concern about the impacts of human activity, and in particular the emissions of GHG, such as carbon dioxide and methane, on global climate issues. Combustion of fossil fuels like coal results in the creation of carbon dioxide, which is emitted into the atmosphere by coal end users such as coal-fired electric power generators, coke plants and steelmaking plants, and, to a lesser extent, by the combustion of fossil fuels by the mining equipment we use. In addition, coal mining can release methane from the mine, directly into the atmosphere. Concerns associated with global climate change, and GHG emissions reduction initiatives designed to address them, have resulted, and are expected to continue to result, in materially increased operating costs for steel producers who use met coal, particularly in Europe.

Emissions from coal consumption and production are subject to pending and proposed regulations as part of regulatory initiatives to address global climate change and global warming. Various international, federal, regional, foreign and state proposals are currently in place or being considered to limit emissions of GHGs, including possible future U.S. treaty commitments, new federal or state legislation, and regulation under existing environmental laws by the EPA and other regulatory agencies and litigation by private parties. These include:

- the 2015 Paris climate summit agreement, which resulted in voluntary commitments by 197 countries to reduce their GHG emissions and could result in additional firm commitments by various nations and states with respect to future GHG emissions. On January 20, 2025, President Trump signed an executive order requiring the U.S. Ambassador to the United Nations to submit formal written notification of the United States' withdrawal from the Paris Agreement;
- the EPA's regulations to reduce the transport of nitrogen oxide and ozone on prevailing winds from the Midwest and South U.S. to states in the Northeast;
- proposed EPA regulations to increase the stringency of the National Ambient Air Quality Standards for particulate matter emissions;

- the EPA's February 2024 regulations increasing the stringency of the National Ambient Air Quality Standards for the primary (health-based) annual standard for PM2.5;
- state and regional climate change initiatives implementing renewable portfolio standards or cap-and-trade schemes;
- challenges to or denials of permits for new coal-fired power plants or retrofits to existing plants by state regulators and environmental organizations due to concerns related to GHG emissions from the new or existing plants;
- private litigation against coal companies or power plant operators based on GHG-related concerns;
- the Glasgow Climate Pact resulting from the 2021 United Nations Climate Change Conference (COP26) held from October 31 to November 13, 2021, which, though not legally binding, contains a plan to reduce use of coal by 40%; and
- the agreement of the participating countries at the 2023 COP28 conference to call on governments worldwide to speed up the transition away from fossil fuels to renewables such as wind and solar power.

On August 3, 2015, the EPA released a final rule establishing the Power Plant NSPS. The final rule requires that newly constructed fossil fuel-fired steam generating units achieve an emission standard for carbon dioxide of 1,400 lb CO2/MWh-gross. The standard is based on the performance of a supercritical pulverized coal boiler implementing partial CCS. Modified and reconstructed fossil fuel fired steam generating units must implement the most efficient generation achievable through a combination of best operating practices and equipment upgrades, to meet an emission standard consistent with best historical performance.

In addition, on July 8, 2019, the EPA published the ACE Rule, a replacement of the CPP. In contrast to the CPP, which called for the shifting of electricity generation away from coal-fired sources towards natural gas and renewables, the ACE Rule focuses on reducing GHG emissions from existing coal-fired plants by requiring states to mandate the implementation of a range of technologies at power plants designed to improve their heat rate (i.e., decrease the amount of fuel necessary to generate the same amount of electricity). However, on January 19, 2021, the Court of Appeals of the District of Columbia struck down the ACE rule. The EPA has since announced an intent to consider new regulations governing carbon emissions from existing power plants. In May 2024, the EPA issued a final rule known as the GHG Power Plant Rule that requires stringent reductions in carbon dioxide emissions from existing coal-fired plants and relies heavily on the use of CCS. Numerous petitions for review of the final rule were filed in the U.S. Court of Appeals for the D.C. Circuit and remain pending. More stringent standards for carbon dioxide pollution as a result of these rulemakings could further reduce demand for coal, and our business would be adversely impacted. In addition, certain banks and other financing sources have taken actions to limit available financing for the development of new coal-fueled power plants, which also may adversely impact the future global demand for coal.

Furthermore, several well-funded non-governmental organizations have explicitly undertaken campaigns to minimize or eliminate the use of coal as a source of electricity generation. These efforts, as well as concerted conservation and efficiency efforts that result in reduced electricity consumption and consumer and corporate preferences for non-coal fuel sources, could cause coal prices and sales of our coal to materially decline and could cause our costs to increase.

Any future laws, regulations or other policies or initiatives of the nature described above may adversely impact our business in material ways. The degree to which any particular law, regulation or policy impacts us will depend on several factors, including the substantive terms involved, the relevant time periods for enactment and any related transition periods. Considerable uncertainty is associated with these regulatory initiatives and legal developments, as the content of proposed legislation and regulation is not yet fully determined and many of the new regulatory initiatives remain subject to governmental and judicial review. In particular, President Biden's administration has expressed support for the regulation of GHG emissions. In prior Congressional sessions, legislative proposals regulating GHG emissions (such as the Green New Deal) have been introduced, and Congressional leadership may introduce similar legislation this Congressional term. We routinely attempt to evaluate the potential impact on us of any proposed laws, regulations or policies, which requires that we make certain material assumptions. From time to time, we may determine that the impact of one or more such laws, regulations or policies, if adopted and ultimately implemented as proposed, may result in materially adverse impacts on our operations, financial condition or cash flow; however, we often are not able to reasonably quantify such impacts.

In general, any laws, regulations or other policies aimed at reducing GHG emissions have imposed, and are likely to continue to impose, significant costs on many coal-fired power plants, steel-making plants and industrial boilers, which may make them unprofitable. Accordingly, some existing power generators have switched to other fuels that generate fewer emissions and others are likely to switch, some power plants have closed and others are likely to close, and fewer new coal-fired plants are being constructed, all of which reduce demand for coal and the amount of coal that we sell and the prices that we receive for it, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves.

Other extensive environmental laws, including existing and potential future legislation, treaties and regulatory requirements relating to air emissions, waste management and water discharges, affect our customers and could further reduce the demand for coal as a fuel source and cause prices and sales of our coal to materially decline.

Our customers' operations are subject to extensive laws and regulations relating to environmental matters, including air emissions, wastewater discharges and the storage, treatment and disposal of wastes and operational permits. In particular, the Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from fossil fuel fired power plants, which are the largest end-users of our thermal coal. A series of more stringent requirements have become effective in recent years or will or may become effective in coming years, including:

- implementation of the current and more stringent proposed ambient air quality standards for sulfur dioxide, nitrogen oxides, particulate matter and ozone, including the EPA's issuance of NAAQS in October 2015 of a more stringent ambient air quality standard for ozone and the EPA's determinations of attainment designations with respect to these rules;
- implementation of the EPA's February 2024 revised primary (health-based) annual standard for PM2.5, from 12.0 µg/m3 to 9.0 µg/m3;
- implementation of the EPA's Revised CSAPR to significantly reduce nitrogen oxide and sulfur dioxide emissions from power plants in 12 states in the eastern United States;
- continued implementation of the EPA's MATS, which impose stringent limits on emissions of mercury and other toxic air pollutants from electric power generators, issued in December 2011 and in effect pending completion of judicial review proceedings;
- multiple and inconsistent future GHG emission reporting obligations imposed in federal and state laws;
- the exposure of workers to silica dust;
- implementation of the EPA's August 2014 final rule on cooling water intake structures for power plants;
- more stringent EPA requirements governing management and disposal of coal ash pursuant to a rule finalized in December 2014 and new amendments effective as of August 2018;
- implementation of the COE/EPA final rule revising and reissuing nationwide permits under Section 404 of the Clean Water Act and applying the conforming rule Revised Definition of Waters of the United States; and
- implementation of the EPA's November 2015 final rule setting effluent discharge limits on the levels of metals that can be discharged from power plants.

These environmental laws and regulations impose significant costs on our customers, which are increasing as these requirements become more stringent. These costs make coal more expensive to use and make it a less attractive fuel source of energy for our customers. Accordingly, some existing power generators have switched to other fuels that generate fewer emissions and others are likely to switch, some power plants have closed and others are likely to close, and no coal-fired plants are currently being constructed in the U.S., all of which reduce demand for coal, the amount of coal that we sell and the prices that we receive for it, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves.

In addition, regulations regarding sulfur dioxide emissions under the Clean Air Act, including caps on emissions and the price of emissions allowances, have a potentially significant impact on the demand for our coal based on its sulfur content. We sell both higher sulfur and low sulfur coal. More widespread installation by power generators of technology that reduces sulfur emissions may make high sulfur coal more competitive with our low sulfur coal. Decreases in the price of emissions allowances could have a similar effect. Significant increases in the price of emissions allowances could reduce the competitiveness of higher sulfur coal compared to low sulfur coal and possibly natural gas at power plants not equipped to reduce sulfur dioxide emissions. Any of these consequences could result in a decrease in revenues from some of our operations, which could adversely affect our business and results of operations.

We may be unable to obtain and renew permits, mine plan modifications and approvals, leases or other rights necessary for our operations, which would reduce our production, cash flows and profitability.

Mining companies must obtain numerous regulatory permits that impose strict conditions on various environmental and safety matters in connection with coal mining. The permitting rules are complex and change over time, potentially in ways that may make our ability to comply with the applicable requirements more difficult or impractical or even preclude the continuation of ongoing operations or the development of future mining operations. Further, regulatory agencies responsible for the review and approval of these permits may not do so in a timely fashion due to lack of resources or other factors. The public, including special interest groups and individuals, have certain rights under various statutes to comment upon, submit objections to and otherwise engage in the permitting process, including bringing citizens' lawsuits or administrative actions to challenge permits or mining activities. In the states where we operate, applicable laws and regulations also provide that a mining permit or modification can, under certain circumstances, be delayed, refused or revoked if we or any entity that owns or controls or is under common ownership or control with us or is determined to be linked to us under OSM's AVS, have unabated permit violations or have been the subject of permit or reclamation bond revocation or suspension. These regulations define certain relationships, such as owning over 50% of stock in an entity or having the authority to determine the manner in which the entity conducts mining operations, as constituting ownership and control. Certain other relationships are presumed to constitute ownership or control, including being an officer or director of an entity or owning between 10% and 50% of the mining operator. This presumption, in some cases, can be rebutted where the person or entity can demonstrate that it in fact does not or did not have authority directly or indirectly to determine the manner in which the relevant coal mining operation is conducted. Thus, past or ongoing violations of federal and state mining laws by us or by coal mining operations owned or controlled by our significant stockholders, directors or officers or by entities linked to us through OSM's AVS could provide a basis to revoke existing permits and to deny the issuance of additional permits or modification or amendment of existing permits. This is known as being "permit-blocked." In recent years, the permitting required for coal mining has been the subject of increasingly stringent regulatory and administrative requirements and extensive litigation by environmental groups.

As a result, the permitting process is costly and time-consuming, required permits may not be issued or renewed in a timely fashion (or at all), and permits that are issued may be conditioned in a manner that may restrict our ability to conduct our mining activities efficiently. In some circumstances, regulators could seek to revoke permits previously issued. We are required under certain permits to provide data on the impact on the environment of proposed exploration for or production of coal to governmental authorities.

In particular, certain of our activities require a dredge and fill permit from the COE under Section 404 of the CWA. In recent years, the Section 404 permitting process has been subject to increasingly stringent regulatory and administrative requirements and a series of court challenges, which have resulted in increased costs and delays in the permitting process.

Additionally, we may rely on nationwide permits under the CWA Section 404 program for some of our operations. These nationwide permits are issued every five years, and the 2021 nationwide permit program was reissued in 2021. If we are unable to use the nationwide permits and require an individual permit for certain work, that could delay operations.

Many of our permits are subject to renewal from time to time, and renewed permits may contain more restrictive conditions than our existing permits. For example, many of our permits governing surface stream and groundwater discharges and impacts will be subject to new and more stringent conditions to address various new water quality requirements upon renewal over the next several years. Although we have no estimates at this time, our costs to satisfy these conditions could be substantial.

Future changes or challenges to the permitting and mine plan modification and approval process could cause additional increases in the costs, time, and difficulty associated with obtaining and complying with the permits and could delay or prevent commencing or continuing exploration or production operations and, as a result, adversely affect our coal production, cash flows and profitability.

Recent actions by the EPA, including the EPA's February 2024 revision of the primary (health-based) annual standard for PM2.5, from 12.0 µg/m3 to 9.0 µg/m3, the proposed rule for more stringent emission standards for particulate matter emissions, and the proposed MATS rule to regulate emissions of mercury and other metals, fine particulates, and acid gases such as hydrogen chloride from coal- and oil-fired power plants, referred to as "MATS," may make it more difficult for our customers to continue to use our coal in their operations.

Proposed SEC GHG reporting rules have been stayed by federal courts and, under the Trump administration, the SEC has determined not to defend the rules in court, but there can be no assurances that federal climate rules will not be enforced. California's enactment of its own GHG reporting laws in October 2023 also suggests the possibility of inconsistent and/or duplicative future GHG reporting requirements, which would likely add to our operating costs.

Our systems and procedures for internal control over financial reporting or the disclosure controls related to them may in the future have material weaknesses, which may adversely affect the value of our common stock.

We are responsible for maintaining systems and documentation necessary to evaluate the effectiveness of our internal control over financial reporting. These activities may divert management's attention from other business concerns. To maintain and improve our controls and procedures, we must commit significant resources, may be required to hire additional staff and need to continue to provide effective management oversight, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain U.S. federal income tax provisions currently available with respect to coal percentage depletion and exploration and development may be eliminated by future legislation.

From time to time, legislation is proposed that could result in the reduction or elimination of certain U.S. federal income tax provisions currently available to companies engaged in the exploration, development, and production of coal reserves. These proposals have included, but are not limited to: (1) the elimination of current deductions, the 60-month amortization period and the 10-year amortization period for exploration and development costs relating to coal and other hard mineral fossil fuels, (2) the repeal of the percentage depletion allowance with respect to coal properties and (3) the repeal of capital gains treatment of coal and lignite royalties. The passage of these or other similar proposals could increase our taxable income and negatively impact our cash flows and the value of an investment in our common stock.

Changes in tax laws, in the areas of both income taxes and non-income taxes, may materially affect our results of operations and could cause our financial position and profitability to deteriorate.

We pay non-income taxes on the coal we produce. A substantial portion of our non-income taxes are levied as a percentage of gross revenues, while others are levied on a per ton basis. If such liabilities were to arise, or if non-income tax rates were to increase significantly, our results of operations could be materially and adversely affected.

Further, changes in tax laws may materially affect our results of operations and could cause our financial position and profitability to deteriorate. On August 16, 2022, legislation commonly referred to as the Inflation Reduction Act of 2022 ("IRA") was signed into law. Among other provisions, the IRA enacted a 15% corporate alternative minimum tax and a 1% excise tax on repurchases of corporate stock for tax years beginning after December 31, 2022. We have accrued a stock repurchase excise tax of $327 related to the share repurchase program as of December 31, 2025, which is recorded in treasury stock at cost.

Our income is taxable in the U.S., with a significant portion historically qualifying for preferential treatment as foreign-derived deduction eligible income ("FDDEI") deduction, formerly foreign-derived intangible income ("FDII"). If U.S. tax rates increase or the FDDEI deduction is eliminated or reduced our future provision for income taxes, results of operations, net income, and cash flows could be adversely affected. Also, if our customers move manufacturing operations to the U.S., our future FDDEI deduction may be reduced.

On July 4, 2025, legislation commonly referred to as the "One Big Beautiful Bill Act" ("OBBBA") was signed into law. Changes made by the OBBBA include the reinstatement of 100% bonus depreciation, the reinstatement of immediate expensing for domestic research and experimentation costs, changes to the calculation of FDDEI and the interest expense limitation, and the addition of metallurgical coal to the list of "applicable critical minerals" for purposes of the Section 45X credit. The Section 45X credit (also known as the advanced manufacturing production credit), as amended, provides a refundable tax credit equal to 2.5% of the production costs for metallurgical coal produced during tax years 2026 through 2029. We incorporated the effects of the OBBBA in our income tax provision for the year ended December 31, 2025, and noted no material impacts to our estimated annual effective tax rate.

Risks Relating to Our Operations

Our coal mining production and delivery is subject to conditions and events, many of which are beyond our control, that could result in higher operating expenses and decreased production and sales. The occurrence of a significant accident or other event that is not fully insured could adversely affect our business and operating results and could result in impairments to our assets.

Our coal production at our mines is subject to operating conditions and events, many of which are beyond our control, that could disrupt operations, affect production and the cost of mining for varying lengths of time and have a significant impact on our operating results. Adverse operating conditions and events that we have experienced in the past and/or may experience in the future include:

- changes or variations in geologic, hydrologic or other conditions, such as the thickness of the coal deposits and the amount of rock, clay or other non-coal material embedded in or overlying the coal deposit;
- mining, processing and loading equipment failures and unexpected maintenance problems;
- limited availability or increased costs of mining, processing and loading equipment and parts and other materials from suppliers;
- difficulties associated with mining under or around surface obstacles;
- unfavorable conditions with respect to proximity to and availability, reliability and cost of transportation facilities;

- adverse weather and natural disasters, such as heavy snows, heavy rains and flooding, lightning strikes, hurricanes or earthquakes;
- accidental mine water discharges, coal slurry releases and failures of an impoundment or refuse area, including inadvertent environmental impacts to the local community;
- mine safety accidents, including fires and explosions from methane and other sources;
- hazards or occurrences that could result in personal injury and loss of life;
- a shortage of skilled and unskilled labor;
- security breaches, cyber attacks or terroristic acts;
- strikes and other labor-related interruptions;
- delays or difficulties in, the unavailability of, or unexpected increases in the cost of acquiring, developing or permitting new acquisitions from the federal government and other new mining reserves and surface rights;
- competition and/or conflicts with other natural resource extraction activities and production within our operating areas;
- the termination of material contracts by state or other governmental authorities; and
- fatalities, personal injuries or property damage arising from train derailments, mined material or overburden leaving permit boundaries, underground mine blowouts, impoundment failures, subsidence or other unexpected incidents.

If any of these or other conditions or events occur in the future at any of our mines or affect deliveries of our coal to customers, they may increase our cost of mining, delay or halt production or sales to our customers, result in regulatory action or lead to customers initiating claims against us. Any of these consequences could adversely affect our operating results or result in impairments to our assets.

In addition, our mining operations are concentrated in a small number of material mines. As a result, the effects of any of these conditions or events may be exacerbated and may have a disproportionate impact on our results of operations and assets.

We maintain insurance policies that provide limited coverage for some, but not all, of these risks. Even where covered by insurance, these risks may not be fully covered, and insurers may contest their obligations to make payments. Failures by insurers to make payments could have a material adverse effect on our cash flows, results of operations or financial condition.

Disruptions in transportation services or port facilities, and increased transportation costs, could impair our ability to supply coal to our customers, reduce demand and adversely affect our business.

For the year ended December 31, 2025, 89% of our coal volume was transported from our shipping points to a vessel loading point or customer location by rail. Deterioration in the reliability of the service provided by rail carriers because of, for example, insufficient allocation of resources to us by rail companies or a strike by railroad workers, could result in increased internal coal handling costs and decreased shipping volumes. If we were unable to find alternatives, our business would be adversely affected, possibly materially. Most of our operations are serviced by a single rail carrier. Due to the difficulty in arranging alternative transportation, these operations are particularly at risk of disruptions, capacity issues or other difficulties with that carrier's transportation services, which could adversely and materially affect our revenues and results of operations.

Further, we depend significantly upon the reliable operation of the DTA coal export terminal in Newport News, Virginia. DTA, in which we hold a 65.0% ownership interest, provides us with the ability to fulfill a broad range of customer coal quality requirements through coal blending, while also providing storage capacity and transportation flexibility. Any significant disruption in DTA's functions and operations or other limitations upon the capacity of DTA or other transportation facilities could adversely and materially affect our revenues and results of operations.

We also depend upon trucks, barges and ocean vessels to deliver coal to our customers. In addition, much of our coal is transported from our mines to our loading facilities by trucks owned and operated by third parties. Disruption of any of these transportation services due to weather-related problems, mechanical difficulties, fuel and supply costs, strikes, lockouts, bottlenecks, accidents, terrorist attacks or other events could impair our ability to supply coal to our customers, resulting in decreased shipments and revenue. Disruption in shipment levels over long periods of time could cause our customers to look to other sources for their coal needs, negatively affecting our revenues and results of operations.

An increase in transportation costs could have an adverse effect on our ability to increase or to maintain production on a profit-making basis and could therefore adversely affect our revenues and earnings. Because transportation costs represent a significant portion of the total cost of coal for our customers, increases in transportation costs could also reduce overall demand for coal or make our coal production less competitive than coal produced from other sources or other regions.

Expenditures for certain employee benefits could be materially higher than we have anticipated, which could increase our costs and adversely affect our financial results.

We are responsible for certain liabilities under a variety of benefit plans and other arrangements with employees. The unfunded status of these obligations as of December 31, 2025 included $49.6 million of workers' compensation obligations, net of expected insurance receivable amounts, $87.3 million of pension obligations and $130.6 million of black lung obligations. These obligations have been estimated based on assumptions including actuarial estimates, discount rates, and changes in health care costs. We could be required to expend greater amounts than anticipated. In addition, future regulatory and accounting changes relating to these benefits could result in increased obligations or additional costs, which could also have a material adverse effect on our financial results. Several states in which we operate consider changes in workers' compensation laws from time to time, which, if enacted, could adversely affect us. In addition, the DOL has a legislative directive to periodically review operators' financial standing and federal black lung liabilities, which could result in a substantial increase in required security, negatively impacting liquidity. The DOL recently issued new regulations which substantially increase the collateral required to secure self-insured federal black lung obligations. The new rules require 100% minimum collateral for black lung obligations. If the final rules are not modified or stayed through legal action, we estimate we would be required to provide approximately $80.0 million to $100.0 million of collateral to secure certain of our black lung obligations. The 2025 Final Regulation permits us to use combinations of letters of credit, surety bonds, and cash to meet the collateral requirement.

Our business requires substantial capital investment and maintenance expenditures, which we may be unable to provide.

Our business plan and strategy require substantial capital expenditures. We require capital for, among other purposes, acquisition of surface rights, equipment and the development of our mining operations, capital renovations, maintenance and expansions of plants and equipment and compliance with safety, health and environmental laws and regulations. Future debt or equity financing may not be available on satisfactory terms or at all or, if available, may result in dilution. If we are unable to obtain additional capital, we may not be able to maintain or increase our existing production rates, and we could be forced to reduce or delay capital expenditures or change our business strategy, sell assets or restructure or refinance our indebtedness, all of which could have a material adverse effect on our business or financial condition.

We require a skilled workforce and a dedicated senior management team to run our business. If we cannot hire and retain qualified persons, including to meet replacement or expansion needs, we may not be able to achieve planned results.

Efficient coal mining using modern techniques and equipment requires skilled laborers with mining experience and proficiency as well as qualified managers, supervisors and other staff. We, along with the mining industry generally, are currently facing a significant shortage of operating staff. Moreover, we are seeing an increasing number of those who leave our employment accept new positions outside the coal industry, further reducing the number of skilled employees available to us and leading to increased labor costs. When coal producers compete for skilled miners, recruiting becomes more difficult, and employee turnover rates typically increase, each of which negatively affect operating efficiency and costs. If we are unable to train or retain the necessary number of staff, it could adversely affect our productivity, costs and ability to maintain or expand production.

In addition, we depend on the experience and industry knowledge of our officers and other key employees to design and execute our business plans. If we experience a substantial turnover in our leadership and other key employees, and those persons are not replaced by individuals with comparable skills, our performance could be materially adversely impacted. Furthermore, we may be unable to attract and retain additional qualified executives as needed in the future. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business.

We contract with third parties to operate or reclaim certain of our mines, and our results of operations could be adversely affected if those third-party operators are ineffective.

We contract with third parties to operate certain of our mines. Under those arrangements, we retain certain contractual rights of oversight over these mines, which are operated under our permits or leases, but we do not control, and our employees do not participate in, the day-to-day operations of these mines. Operational difficulties at these mines, increased competition for contract miners from other coal producers and other factors beyond our control could affect the availability, cost and quality of coal produced for us by contractors. Disruption in our supply of contractor-produced coal could impair our ability to fill our customers' orders or require us to pay higher prices to obtain the required coal from other sources. Any increase in the per-ton compensation for services we pay for the production of contractor-produced coal could increase our costs and, therefore, lower our earnings and adversely affect our results of operations. We also contract with third parties to perform reclamation services for properties that are no longer in operation. If these third parties fail to meet their obligations under those contracts or are otherwise ineffective, it could increase our costs and, therefore, lower our earnings and adversely affect our results of operations.

Cybersecurity attacks, natural disasters, terrorist attacks and other similar crises or disruptions may negatively affect our business, financial condition and results of operations, or those of our customers and suppliers.

Our business, or the businesses of our customers and suppliers, may be impacted by disruptions such as terrorist or cybersecurity attacks or failures, threats to physical security, and extreme weather conditions or other natural disasters. These disruptions or any significant increases in energy prices that follow could result in government-imposed price controls. Our insurance, or the insurance of third-party service providers, may not protect us against such occurrences. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.

We have become increasingly dependent upon digital technologies, including information systems, infrastructure and cloud applications and services, to operate our businesses, process and record financial and operating data, communicate with our employees and business partners, analyze seismic and drilling information, estimate quantities of met coal reserves, as well as other activities related to our businesses. We own and operate some of these systems and applications while others are owned and operated by our third-party service providers. In the ordinary course of business, we and our service providers collect, process, transmit and store data, such as proprietary business information and personally identifiable information.

Our IT systems and those of third parties, including third-party service providers, are vulnerable to malicious and intentional cyberattacks involving ransomware, malware and viruses, accidental or inadvertent incidents, the exploitation of security vulnerabilities or "bugs" in software or hardware, among other scenarios. Both the frequency and magnitude of cyberattacks are expected to increase, and attackers are becoming more sophisticated, particularly given the increasing availability and sophistication of "artificial intelligence" systems. Further, security vulnerabilities may be introduced from the use of artificial intelligence by us, our customers or third parties. The development of quantum computing technology, if successful, may also eventually pose very significant encryption and other data security risks. Geopolitical tensions or conflicts, such as Russia's invasion of Ukraine, conflicts in the Middle East or increased tension with China, may also create a heightened risk of cybersecurity attacks.

A cyber attack may involve persons gaining unauthorized access to our digital systems for purposes of gathering, monitoring, releasing, misappropriating or corrupting proprietary or confidential information, or causing operational disruption. Unauthorized physical access to one of our facilities or electronic access to our information systems could result in, among other things, unfavorable publicity and reputational harm, litigation by affected parties, damage to sources of competitive advantage, disruptions to our operations, loss of customers, financial obligations for damages related to the theft or misuse of such information and costs to remediate such security vulnerabilities, any of which could have a substantial impact on our results of operations, financial condition or cash flows. Additionally, we may be unable to anticipate, detect or prevent future attacks, particularly as the methodologies utilized by attackers change frequently or are not recognized until launched, and we may be unable to investigate or remediate incidents because attackers are increasingly using techniques and tools designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

Strategic targets, such as energy-related assets, may be at greater risk of future cybersecurity attacks than other targets in the U.S. Our defensive preparedness against cybersecurity attacks includes limited technological capabilities for prevention and detection of cybersecurity disruptions; internal governance processes that assist to identify, protect, and remediate security risks routinely; non-technological measures such as threat information sharing with industry groups; internal training and awareness campaigns including testing of employee awareness and an emphasis on resiliency. If the measures we and our cloud service providers are taking to protect against cybersecurity disruptions prove to be insufficient or if our proprietary data is otherwise not protected, we as well as our customers, employees, or third parties could be adversely affected. Cybersecurity disruptions could cause physical harm to people or the environment; damage or destroy assets; compromise business systems; result in proprietary information being altered, lost, or stolen; result in employee, customer, or third-party information being compromised; or otherwise disrupt our business operations. We could incur significant costs to remedy the effects of a major cybersecurity disruption in addition to costs in connection with resulting regulatory actions, litigation or reputational harm. Further, as cybersecurity attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cybersecurity attacks.

If the assumptions underlying our accruals for reclamation and mine closure obligations prove to be inaccurate, we could be required to expend greater amounts than anticipated.

SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as deep mining. We accrue for the costs of current mine disturbance and final mine closure, including the cost of treating mine water discharge where necessary. Our estimated total reclamation and mine-closing liabilities were $227.4 million as of December 31, 2025, based upon permit requirements, the historical experience at our operations and a number of variables involving assumptions and estimates. Total reclamation and mine-closing liabilities are, therefore, subject to change due to a variety of factors, including estimates of future asset retirement costs and the timing of these costs, estimates of proven reserves, assumptions involving profit margins of third-party contractors, inflation rates and discount rates. Our future operating results and financial position could be materially adversely affected by these factors. In addition, significant changes from period to period could result in significant variability in our operating results, which could reduce comparability between periods and impact our liquidity. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates" for a description of our estimated costs of these liabilities.

Decreased availability or increased costs of key equipment and materials, including certain items mandated by regulations, increased commodities costs, sustained inflation or increased costs of coal that we purchase from third parties, could increase our cost of production and decrease our profitability.

We depend on reliable supplies of mining equipment, replacement parts and materials such as explosives, diesel fuel, tires, steel, magnetite and other raw materials and consumables, which in some cases, do not have ready substitutes. Some equipment and materials are needed to comply with regulations, such as proximity detection devices on continuous mining machines. The supplier base providing mining materials and equipment has been relatively consistent in recent years, although there continues to be consolidation, which has resulted in a limited number of suppliers for certain types of equipment and supplies. Any significant reduction in availability or increase in cost of any mining equipment or key supplies could adversely affect our operations and increase our costs, which could adversely affect our operating results and cash flows. Diesel fuel is one of our largest variable costs and a sustained shortage of diesel fuel could negatively and materially impact our results of operations.

In addition, the prices we pay for materials are strongly influenced by the global commodities markets. Coal mines consume large quantities of these commodities, such as steel, copper, rubber products, explosives and diesel and other liquid fuels. A rapid or significant increase in the cost of these commodities would increase our mining costs. Further, if the value of the U.S. dollar declines relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses will increase, which could materially adversely impact our profitability.

The U.S. and global economies recently experienced high levels of inflation. If inflation were to return to higher levels for an extended period, a related increase in our input costs could materially adversely affect our profitability.

We purchase coal from third parties, for use in coal blending and for other purposes, for which ready substitutes may not be immediately available. The failure of these third parties to provide coal in a timely fashion or a significant reduction in availability or an increase in the cost of these supplies could adversely affect our operations and increase our costs, which could adversely affect our operating results and cash flows.

A decline in demand for met coal could limit our ability to sell our high quality thermal coal as higher-priced met coal, which would reduce our revenues and profitability, and could affect the economic viability of some of our mines with higher operating costs.

We are able to mine, process and market some of our coal reserves as either met coal or high-quality thermal coal. In deciding our approach to these reserves, we assess the conditions in the met and thermal coal markets, including factors such as the current and anticipated future market prices of met coal and thermal coal, the generally higher price of met coal as compared to thermal coal, the lower volume of saleable tons that results when producing coal for sale in the met market rather than the thermal market, the increased costs of producing met coal, the likelihood of being able to secure a longer term sales commitment for thermal coal and our contractual commitments to deliver different types of coal to our customers. A decline in demand for met coal relative to thermal coal could cause us to shift coal from the met market to the thermal market, thereby reducing our revenues and profitability.

Our business may be adversely affected if we are unable to timely develop or acquire additional coal reserves that are economically recoverable.

Our profitability depends substantially on our ability to mine in a cost-effective manner coal reserves of the quality our customers need. Although we have coal reserves that we believe could support current production levels for approximately a decade, estimating the size and quality of reserves requires significant judgment and could prove to be inaccurate. We may not be able to mine all of our reserves as profitably as we do at our current operations. Under adverse market conditions, some reserves could not be mined profitably at all. In addition, in order to develop our reserves, we must receive various governmental permits. As discussed above, some of these permits are becoming increasingly more difficult and expensive to obtain, and the review process continues to lengthen. We may be unable to obtain the necessary permits on terms that would allow us to operate profitably or at all.

Because our reserves are depleted as we mine our coal, our future success and growth depend in part on our ability to timely acquire additional coal reserves that are economically recoverable. Our planned development projects and acquisition activities may not result in significant additional reserves, and we may not succeed in developing new mines or expanding existing mines beyond our existing reserves. Replacement reserves may not be available when required or, if available, may not be able to be mined at costs comparable to those of the depleting mines. We may not be able to accurately assess the geological characteristics of any reserves that we now own or subsequently acquire, which may adversely affect our profitability and financial condition. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results due to lost production capacity from diminished or discontinued operations at those mines, as well as lay-offs, write-off charges and other costs, potentially causing an adverse effect that is disproportionate to the percentage of overall production represented by those mines. Our ability to acquire other reserves in the future could be limited by restrictions under our existing or future debt agreements, competition from other coal companies for attractive properties or the lack of suitable acquisition candidates available on commercially reasonable terms, among other factors. If we are unable to replace or increase our coal reserves on acceptable terms, our production and revenues will decline as our reserves are depleted.

If we are unable to acquire surface rights to access our coal reserves, we may be unable to obtain a permit to mine coal we own and may be required to employ expensive techniques to mine around those sections of land we cannot access in order to access other sections of coal reserves, which could materially and adversely affect our business and our results of operations.

After we acquire coal reserves, we are required to obtain a permit to mine the reserves through the applicable state agencies prior to mining the acquired coal. In part, permitting requirements provide that, under certain circumstances, we must obtain surface owner consent if the surface estate has been severed from the mineral estate, which is commonly known as a "severed estate." At certain of our mines where we have obtained the underlying coal and the surface is held by one or more third-party owners, we are engaged in negotiations for surface rights with multiple parties. If we are unable to successfully negotiate surface rights with any or all of these surface owners, or to do so on commercially reasonable terms, we may be denied a permit to mine some or all of our coal or may find that we cannot mine the coal at a profit. If we are denied a permit, that would create significant delays in our mining operations and materially and adversely impact our business and results of operations. Furthermore, if we decide to alter our plans to mine around the affected areas, we could incur significant additional costs to do so, which could increase our operating expenses considerably and could materially and adversely affect our results of operations.

Conflicts with competing holders of mineral rights and rights to use adjacent, overlying or underlying lands could materially and adversely affect our ability to mine coal or do so on a cost-effective basis.

Our operations at times face potential conflicts with holders of other mineral interests such as coalbed methane, natural gas and oil reserves. Some of these minerals are located on, or are adjacent to, some of our coal reserves and active operations, potentially creating conflicting interests between us and the holders of those interests. From time to time we acquire these minerals ourselves to prevent conflicting interests from arising. If, however, conflicting interests arise and we do not acquire the competing mineral rights, we may be required to negotiate our ability to mine with the holder of the competing mineral rights. Furthermore, the rights of third parties for competing uses of adjacent, overlying or underlying lands, such as oil and gas activity, coalbed methane, pipelines, roads, easements and public facilities, may affect our ability to operate as planned if our title is not superior or arrangements cannot be negotiated. If we are unable to reach an agreement with the holders of such rights, or to do so on a cost-effective basis, we may incur increased costs, and our ability to mine could be impaired, which could materially and adversely affect our business and results of operations.

Mining in Central Appalachia is more complex and involves more regulatory constraints than mining in other areas of the U.S., which could affect our mining operations and cost structures in these areas.

The geological characteristics of Central Appalachian coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available or, if available, may not be able to be mined at costs comparable to those of the depleting or depleted mines. In addition, compared to mines in other areas of the country, permitting, licensing and other environmental and regulatory requirements in Central Appalachia are more costly and time consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and our customers' ability to use coal produced by, our mines in Central Appalachia.

Estimates of our economically recoverable coal reserves and coal resources involve uncertainties, and any inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs, decreased profitability and asset impairments.

Our estimates of economically recoverable coal reserves and coal resources are based on engineering, economic and geological data and assumptions. Our estimates as to the quantity and quality of the coal in our reserves depend upon a variety of factors and estimates, many of which involve uncertainties and factors beyond our control and may vary considerably from actual results, such as:

- geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations;
- historical production from the area compared with production from other similar producing areas;
- the assumed ability to obtain future permits and effects of regulation and taxes by governmental agencies; and
- assumptions about coal prices, operating costs, mining technology improvements, development costs and reclamation costs.

For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular property, classifications of reserves and coal resources based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. In addition, actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves and resources may vary materially from estimates. Accordingly, our estimates may not accurately reflect our actual reserves and resources. Any inaccuracy in our reserve estimates could result in lower than expected revenues, higher than expected costs, decreased profitability and asset impairments.

Provisions in our lease agreements, defects in title in our mine properties or loss of leasehold rights could limit our ability to recover coal from our properties or result in significant unanticipated costs.

We conduct a significant part of our mining operations on properties that we lease. Title to most of our leased properties and mineral rights is not thoroughly verified until a permit to mine the property is obtained, and, in some cases, title is not verified at all. Accordingly, actual or alleged defects in title or boundaries may exist, which may result in the loss of our right to mine on the property or in unanticipated costs to obtain leases or mining contracts to allow us to conduct our mining operations on the property, which could adversely affect our business and profitability. Furthermore, some leases require us to produce a minimum quantity of coal and/or pay minimum production royalties. If those requirements are not met, the leasehold interest may terminate.

Strategic transactions, including acquisitions, involve a number of risks, any of which could result in a material adverse effect on our business, financial condition or results of operations.

We have in the past, and may in the future, undertake strategic transactions such as the acquisition or disposition of coal mining and related infrastructure assets, interests in coal mining companies, joint ventures or other strategic transactions involving companies with coal mining or other energy assets. Our ability to complete these transactions is subject to the availability of attractive opportunities, including potential acquisition targets that can be successfully integrated into our existing business and provide us with complementary capabilities, products or services on terms acceptable to us, as well as general market conditions, among other things.

Risks inherent in these strategic transactions include, but are not limited to:

- accurately assessing the geological conditions of acquired properties;
- the ability to obtain and maintain surety bonds, at acceptable rates, related to acquired properties and other obligations;
- uncertainties in assessing the value, strengths, and potential profitability, and identifying the extent of all weaknesses, risks, contingent liabilities and other liabilities of acquisition candidates and strategic partners;

- the potential loss of key customers, management and employees of an acquired business;
- the ability to achieve identified operating and financial synergies from an acquisition or other strategic transactions in the amounts and on the time frame due to inaccurate assumptions underlying estimates of expected cost savings, the deterioration of general industry and business conditions, unanticipated legal, insurance and financial compliance costs, or other factors;
- the ability of management to manage successfully our exposure to pending and potential litigation and regulatory obligations;
- the ability of a purchaser to complete the transfer of operating permits related to our divested operations and to otherwise properly fulfill all assumed contractual, legal and regulatory obligations;
- unanticipated increases in competition that limit our ability to expand our business or capitalize on expected business opportunities, including retaining current customers; and
- unanticipated changes in business, industry, market, or general economic conditions that differ from the assumptions underlying our rationale for pursuing the acquisition or other strategic transactions.

The ultimate success of any strategic transaction we may undertake will depend in part on our ability to continue to realize the anticipated synergies, business opportunities and growth prospects from those transactions. We may not be able to successfully integrate the companies, businesses or properties that we acquire, invest in or partner with. Problems that could arise from the integration of an acquired business may involve:

- coordinating management and personnel and managing different corporate cultures;
- applying our safety and environmental programs at acquired mines and facilities;
- establishing, testing and maintaining effective internal control processes and systems of financial reporting for the acquired business;
- the diversion of our management's and our finance and accounting staff's resources and time commitments, and the disruption of either our or the acquired company's ongoing businesses;
- tax costs or inefficiencies; and
- inconsistencies in standards, information technology systems, procedures or policies.

Any one or more of these factors could cause us not to realize the benefits anticipated from a strategic transaction, adversely affect our ability to maintain relationships with clients, employees or other third parties or reduce our earnings.

Moreover, any strategic transaction we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both. Future transactions could also result in our assuming more long-term liabilities relative to the value of the acquired assets. Further, acquisition accounting rules require changes in certain assumptions made subsequent to the measurement period, as defined in current accounting standards, to be recorded in current period earnings, which could affect our results of operations.

Our workforce could become increasingly unionized in the future and our unionized or union-free workforce could strike, which could adversely affect the stability of our production and reduce our profitability.

Approximately 97% of our total workforce and approximately 96% of our hourly workforce was union-free as of December 31, 2025. However, under the National Labor Relations Act, employees have the right at any time to form or affiliate with a union. Any further unionization of our employees or the employees of third-party contractors who mine coal for us could adversely affect the stability of our production and reduce our profitability.

Our union-represented employees could strike, which would disrupt our production, increase our costs and disrupt shipments of coal to our customers, and could result in the closure of affected mines, all of which could reduce our profitability.

Certain provisions in our coal supply agreements may result in economic penalties upon our failure to meet specifications.

Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as BTUs, sulfur content, ash content, grindability, moisture and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Further, some of our coal supply agreements allow our customers to terminate the contract in the event of regulatory changes that restrict the type of coal the customer may use at its facilities or the use of that coal or increase the price of coal or the cost of using coal beyond specified limits. In addition, our coal supply agreements typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during specified events beyond the control of the affected party. As a result of these issues, we may not achieve the revenue or profit we expect to achieve from our coal supply agreements.

Risks Relating to Our Liquidity

The need to maintain capacity for required LCs could limit our ability to provide financial assurance for self-insured obligations and negatively impact our ability to fund future working capital, capital expenditure or other general corporate requirements.

On October 27, 2023, we entered into a new Credit Agreement (the "ABL Agreement") which was amended and extended on May 6, 2025. The ABL Agreement includes an asset-based revolving credit facility (the "ABL Facility"), which among other things, provides for the issuance of LCs.

Obligations secured by LCs may increase in the future, for example due to increased collateral obligations associated with black lung obligations. If we do not maintain sufficient borrowing capacity under our letter of credit facilities, we may be unable to provide financial assurance for self-insured obligations which could negatively impact our ability to fund future working capital, capital expenditure or other general corporate requirements.

Pressure on our business, cash flow and liquidity could materially and adversely affect our ability to fund our business operations or react to and withstand changing market and industry conditions. Additional sources of funds may not be available.

A significant source of liquidity is our cash balance. Access to additional funds from liquidity-generating transactions or other sources of external financing may not be available to us and, if available, would be subject to market conditions and certain limitations, including our credit rating and covenant restrictions in our ABL Facility.

The terms of our ABL Facility impose operating and financial restrictions on us, which may limit our ability to respond to changing business and economic conditions.

Under the ABL Facility, we may borrow cash or obtain LCs, on a revolving basis, in an aggregate amount of up to $225.0 million. We may request an increase to the capacity of the facility of up to $75.0 million provided that $25.0 million may be solely for the purpose of providing additional availability to obtain cash collateralized LCs. Availability under the ABL Facility is calculated monthly and fluctuates based on qualifying amounts of coal inventory, trade accounts receivable and in certain circumstances specified amounts of cash. We must maintain minimum Liquidity, as defined in the ABL Agreement, of $75.0 million. The ABL Facility matures on May 4, 2029.

The terms of the ABL Facility impose operating and financial restrictions on us and our subsidiaries, which may limit our ability to respond to changing business and economic conditions. For example, we are limited in our ability to incur additional indebtedness, make particular types of investments, incur certain types of liens, engage in fundamental corporate changes, enter into transactions with affiliates, make substantial asset sales, make certain restricted payments, enter into amendments or waivers to certain agreements, conduct certain sale leasebacks or enter into certain burdensome agreements. These covenants could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions. We regularly evaluate opportunities to enhance our capital structure and financial flexibility through a variety of methods, including repayment or repurchase of outstanding debt, amendment of our credit facility and other facilities, and other methods. As a result of any of these actions, the restrictions and covenants that apply to us may become more restrictive or otherwise change.

Any failure to comply with those covenants may constitute a breach under the ABL Facility that could result in the acceleration of all or a substantial portion of any outstanding indebtedness and termination of revolving credit commitments under the ABL Facility. As of December 31, 2025, we are in compliance with the operating and financial covenants under the ABL Facility. Our inability in the future to maintain our ABL Facility could materially adversely affect our liquidity and our business.

Operating results below current levels, or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with our covenants and payment obligations contained in our borrowing arrangements. If we violate these covenants or obligations under any of these agreements and are unable to obtain waivers from our lenders, our debt under all of these agreements would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our debt is in default for any reason, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Failure to obtain or renew surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease coal.

Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations such as mine closure or reclamation costs, federal and state workers' compensation costs (including related to black lung), coal leases and other obligations. These bonds are typically renewable annually. Under applicable regulations, self-bonding may not be available to us as a means to comply with our reclamation bonding obligations for the foreseeable future. Surety bond issuers and holders may not continue to renew the bonds, may demand less favorable terms upon renewal or may impose new or increased collateral requirements. As of December 31, 2025, we had outstanding surety bonds with third parties of $170.0 million, with $147.6 million related to active reclamation projects. Surety bond issuers and holders may demand additional collateral, unfavorable terms or higher fees. Our failure to retain, or inability to acquire, surety bonds or to provide a suitable alternative could adversely affect our ability to mine or lease coal, which would materially adversely affect our business and results of operations. That failure could result from a variety of factors, including lack of availability, higher expense or unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety bonds, restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of any credit arrangements then in place, or our inability to comply with our reclamation bonding obligations through self-bonding. In addition, as a result of increasing credit pressures on the coal industry, it is possible that surety bond providers could demand cash collateral as a condition to providing or maintaining surety bonds. Any such demands, depending on the amount of any cash collateral required, could have a material adverse impact on our liquidity and financial position. If we are unable to meet cash collateral requirements and cannot otherwise obtain or retain required surety bonds, we may be unable to satisfy legal requirements necessary to conduct our mining operations.

Difficulty in acquiring surety bonds, or additional collateral requirements, would increase our costs and likely require greater use of alternative sources of funding for this purpose, which would reduce our liquidity. If we are unable to provide the financial assurance that is required by state and federal law to secure our reclamation and coal lease obligations, our ability to mine or lease coal and, as a result, our results of operations could be materially and adversely affected.

Our indebtedness, as it may exist from time to time, exposes us to various risks.

At December 31, 2025, we had $13.4 million of indebtedness outstanding, of which $9.2 million is scheduled to mature in the next three years.

Our indebtedness could have important consequences to our business, particularly if the amount of our indebtedness should materially increase in the future. For example, indebtedness could:

- make it more difficult for us to pay or refinance our debts as they become due during adverse economic and industry conditions because any related decrease in revenues could cause us to not have sufficient cash flows from operations to make our scheduled debt payments;
- force us to seek additional capital, restructure or refinance our debts, or sell assets;
- cause us to be less able to take advantage of significant business opportunities such as acquisition opportunities and to react to changes in market or industry conditions;
- cause us to use a portion of our cash flow from operations for debt service, reducing the availability of working capital and delaying or preventing investments, capital expenditures, research and development and other business activities;
- cause us to be more vulnerable to general adverse economic and industry conditions;
- expose us to the risk of increased interest rates because certain of our borrowings are at variable rates of interest;
- expose us to the risk of foreclosure on substantially all of our assets and those of most of our subsidiaries, which secure certain of our indebtedness if we default on payment or are unable to comply with covenants or restrictions in any of the agreements;
- limit our ability to borrow additional monies in the future to fund working capital, capital expenditures and other general corporate purposes; and
- result in a downgrade in the credit ratings of our indebtedness, which could harm our ability to incur additional indebtedness and result in more restrictive borrowing terms, including increased borrowing costs and more restrictive covenants, all of which could affect our internal cost of capital estimates and therefore impact operational and investment decisions.

We may incur additional secured or unsecured indebtedness in the future, subject to compliance with covenants in any existing debt agreements. Our ability to meet future debt service obligations will depend on our future cash flow from operations and our ability to restructure or refinance our debt, which will depend on the condition of the capital markets and our financial condition at that time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations, and the terms of existing or future debt instruments may restrict us from adopting some of these alternatives.

Risks Relating to the Ownership of Our Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the requirements of the Sarbanes-Oxley Act, require application of significant resources and management attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with securities listed on the New York Stock Exchange ("NYSE"), we must comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the NYSE. Complying with these statutes, regulations and requirements occupies a significant amount of time for our Board of Directors (the "Board") and management and requires us to incur significant costs. We are required to:

- maintain a comprehensive compliance function;
- comply with rules promulgated by the NYSE;
- prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
- maintain internal controls and policies; and
- engage outside counsel and accountants in the above activities.

We are responsible for assessing the operating effectiveness of internal controls over financial reporting and we may conclude that our internal controls over financial reporting are ineffective. Additionally, our independent registered public accounting firm may issue an adverse report indicating that our internal controls are not effective due to deficiencies in how our controls are documented, designed, operated or reviewed. Efforts to remediate any such deficiencies and otherwise comply with these requirements may strain our resources, and we may be unable to do so in a timely or cost-effective manner.

Our share repurchase program could affect the price of our common stock and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our common stock.

The total authorization to repurchase our stock under the existing common share repurchase program adopted by our Board of Directors on March 4, 2022 is $1.5 billion. As of December 31, 2025, $361.3 million of the originally authorized amount remained available for additional repurchases. This share repurchase program does not obligate us to repurchase any dollar amount or number of shares of our common stock and may be suspended or discontinued at any time, which could cause the market price of our common stock to decline.

Repurchases pursuant to our share repurchase program could affect the price of our common stock and increase its volatility. Important factors that could cause us to limit, suspend or delay our share repurchases, without prior notice, and that could in any event impact our management's exercise of our discretion as to the amount and timing of such repurchases, include market conditions, the trading price of the stock, applicable legal requirements, compliance with the provisions of our debt agreements, and other factors. The existence of our share repurchase program could cause the price of our common stock to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our common stock. Additionally, repurchases under our share repurchase program would diminish our cash reserves, which could adversely affect our operating results. There can be no assurance that any share repurchases would enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased such shares. Any failure to repurchase shares could negatively impact our reputation, investor confidence in us and our stock price.

Dividends on our common stock are only payable if declared by the Board and permitted by Delaware law, and we are not required to declare dividends at all.

Although we have done so in the past, we do not currently pay dividends on our common stock. Dividends on our common stock may be paid only if declared by the Board. The Board is not legally obligated or required to declare dividends on our common stock even if we have funds available for that purpose. In addition, even if the Board wishes to declare a dividend, we cannot make payments of cash in respect of dividends to the extent such payments are not permitted under Delaware law.

An active, liquid and orderly trading market for our common stock may not be maintained, and our stock price may be volatile.

Alpha's common stock trades on the NYSE under the ticker symbol "AMR." Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. An active, liquid and orderly trading market for our common stock may not be maintained, however. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, shareholders could lose a substantial part or all of their investment in our common stock.

The following factors, among others, could affect our stock price:

* our operating and financial performance, including reserve estimates;
* an unexpected mine or environmental incident;
* quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;
* the public reaction to our press releases, our other public announcements and our filings with the SEC;
* strategic actions by our competitors;
* changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
* speculation in the press or investment community;
* research analysts' coverage of our common stock, or their failure to cover our common stock;
* sales of our common stock by us, our directors or officers or the selling stockholders or the perception that such sales may occur;
* our payment of dividends;
* changes in accounting principles, policies, guidance, interpretations or standards;
* additions or departures of key management personnel;
* actions by our stockholders;
* general market conditions, including fluctuations in commodity prices;
* public sentiment regarding climate change and fossil fuels;
* domestic and international economic, legal and regulatory factors unrelated to our performance; and
* the realization of any of the other risks described under this "Risk Factors" section or described elsewhere in this document.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. One factor fueling this volatility has been information available in public media published by third parties, including blogs, articles, message boards and social and other media, that may include statements not attributable to the company under discussion and may not be reliable or accurate. Broad market fluctuations or inaccurate and unreliable information about our company may adversely affect the trading price of our common stock.

Future issuances of our common stock in the public market, or the perception that such issuances may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership.

We may issue additional shares of common stock or convertible securities in subsequent public offerings or, for example, in connection with an acquisition. We cannot predict the size or timing of future issuances, if any, or the effect that any future issuances and sales may have on the market price of our common stock.

We may issue preferred stock with terms that could adversely affect the voting power or value of our common stock.

Our certificate of incorporation, as amended, authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as the Board may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events, or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock, as the Board may determine.

Provisions in our organizational documents and the instruments governing our debt may discourage a takeover attempt, even if doing so might be beneficial to our stockholders.

Provisions contained in our certificate of incorporation and bylaws, as amended, could impose impediments to the ability of a third party to acquire us even if a change of control would be beneficial to our stockholders. These documents contain provisions imposing various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. For example, our certificate of incorporation authorizes the Board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Thus, the Board can authorize the issuance of shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These provisions may have the effect of delaying or deterring a change of control of our company and could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

A change of control (as defined under the instruments governing our debt from time to time) could be an event of default, permitting our lenders to accelerate the maturity of certain borrowings. Further, our borrowing arrangements currently, and may in the future, impose other restrictions on us, including with respect to mergers or consolidations with other companies and the sale of substantially all of our assets. These provisions could prevent or deter a third-party from acquiring us even where the acquisition could be beneficial to our stockholders.

Our bylaws provide, subject to certain exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forums for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation (including any certificate of designations relating to any class or series of preferred stock) or our bylaws; or (iv) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine. This provision does not apply to suits brought to enforce a duty or liability under the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. In addition, our bylaws provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our bylaws described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision that is contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Cybersecurity Risk Management and Strategy

Risk Assessment and Management

We have become increasingly dependent upon digital technologies, including information systems, infrastructure and cloud applications and services, to operate our businesses, process and record financial and operating data, communicate with our employees and business partners, analyze seismic and drilling information, estimate quantities of met coal reserves, as well as other activities related to our businesses. We own and operate some of these systems and applications while others are owned and operated by third-party service providers.

We maintain a cybersecurity program employing many components and strategies to mitigate and remediate day-to-day cybersecurity threats and exposures. This program, along with a robust information technology internal controls framework, helps to ensure the confidentiality, integrity and availability of our information systems. The program includes elements for identifying, assessing and managing material risks from cybersecurity threats. Our incident response and change management policies and procedures were designed based on guidelines from the National Institute of Standards and Technology Cybersecurity Framework.

We take a risk-based approach to cybersecurity, which begins with the identification and evaluation of cybersecurity risks or threats that could affect our operations, finances, legal or regulatory compliance, or reputation. We employ continuous monitoring systems and other technologies and security controls to assist us with the identification of cybersecurity risks and threats. At least annually we conduct a third-party risk assessment to identify cybersecurity risks associated with third-party vendors and service providers. When cybersecurity risks are identified, we prioritize mitigation strategies based upon risks' potential impact, likelihood, velocity and vulnerability, considering both quantitative and qualitative factors. These strategies include, among others, the application, adoption or modification of cybersecurity policies and procedures, implementation of administrative, technical and physical controls and employee training, education and awareness initiatives.

Our cybersecurity risk management includes continuous monitoring of networks and systems for potential signs of suspicious activity. Our Information Systems and Technology Department (the "IT Department") monitors security alerts or indicators and initiates triage, verification and remediation actions when needed. We also provide mechanisms and training for employees to report to the IT Department any unusual or potentially malicious activity they observe for proper identification and analysis.

In the event of a significant cybersecurity incident, we establish an incident response team that works in conjunction with the IT Department to identify, contain, eradicate and, if necessary, recover from a cybersecurity incident. Through third parties we are also able to rapidly deploy forensic analysis, legal services, notification and call center services and credit and identity monitoring if required.

We track key performance indicators and cybersecurity metrics to evaluate the efficacy of our cybersecurity controls and practices. Further, our cybersecurity program is periodically reviewed by senior members of management and adjusted as needed in an effort to maintain the program's agility and responsiveness as circumstances and technologies evolve, new cybersecurity threats emerge and regulations change.

In addition, we operate an enterprise risk management ("ERM") program to identify, evaluate and manage risks. Cybersecurity risks are evaluated alongside other critical business risks under the ERM program to align cybersecurity efforts with our broader business goals and objectives. We believe that integrating cybersecurity risks into our ERM program fosters a proactive and holistic approach to cybersecurity, which helps safeguard our operations, financial condition and reputation in an ever-evolving threat landscape. Cybersecurity risks are further considered and evaluated as part of an annual risk assessment performed independently by our internal audit department.

Incident Response

We maintain an incident response policy and program focused upon detecting, managing, documenting and reporting incidents affecting our systems and data, including those specific to cybersecurity. In the event of a significant cybersecurity incident, we appoint a dedicated incident team, including a team leader, responsible for managing and coordinating incident response efforts. These efforts may include detecting, identifying, defending against, responding to and, if necessary, recovering from cybersecurity incidents. Incidents that meet certain thresholds are escalated to senior members of management, internal legal advisors, communication specialists and other key stakeholders for additional guidance and action.

Use of Third Parties

Cybersecurity Service Providers and Third-Party Consultants. At least annually we engage independent cybersecurity consultants, auditors and other third parties to assess and enhance our cybersecurity risk assessment and practices. These third parties conduct independent assessments, penetration testing and vulnerability assessments to identify weaknesses and recommend improvements. Additionally, we employ a number of third-party tools and technologies as part of our efforts to enhance cybersecurity functions and monitoring.

Oversight of Third-Party Service Providers. We use third-party service providers to support our operations and many of our technology initiatives, including third parties that house financial or sensitive information. Our technology acquisition policy and our internal controls framework require us to obtain and review attestation reports regarding these third-party service providers and their sub-service processors or providers and their internal controls, complementary user entity controls and contractual obligations, including those specific to cybersecurity. We evaluate cybersecurity risks associated with our use of third-party service providers, which may include a review of a service provider's cybersecurity posture or a recommendation of specific mitigation controls. We determine and prioritize service provider risk based on potential threat impact and likelihood and these risk determinations determine the level of due diligence and ongoing compliance monitoring required for each service provider.

Risks from Material Cybersecurity Threats

As of the date of this report, we have not identified any cybersecurity threats that have materially affected or are reasonably anticipated to have a material effect on the organization. Although we have not previously experienced cybersecurity incidents that are individually, or in the aggregate, material, we have experienced cyberattacks in the past, which we believe have thus far been deflected or mitigated by our preventative, detective and responsive measures. For additional discussion of our cybersecurity related risks, refer to "Item 1.A Risk Factors."

Cybersecurity Governance

Board Oversight

The Board is responsible for overseeing management's assessments of major risks facing us and for reviewing options to mitigate these risks. The Board's oversight of cybersecurity risks occurs at both the Board level and through its Audit Committee.

The Board. The Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, other members of senior management and other personnel and advisors, as requested by the Board, report on our financial, operating and commercial strategies, as well as major related risks, which may include cybersecurity risks, at regularly scheduled meetings of the Board. The Board may request follow-up data and presentations to address any specific concerns or recommendations.

The Audit Committee. The Audit Committee reviews with our management team, including our Senior Vice President – Information Systems and Technology, our cybersecurity frameworks, policies, technologies, programs, opportunities, strategies and risks. These presentations highlight any significant cybersecurity incidents, the cyber threat landscape, cybersecurity program enhancements, cybersecurity risks, related remediation and mitigation activities, security user awareness and reporting training program and any other relevant cybersecurity topics. In addition, members of our Legal Department advise the Audit Committee as needed regarding cybersecurity-related legal matters, including disclosure requirements. Management believes that these reports help to provide the Audit Committee with an informed understanding of our cybersecurity program, risks and strategies. The Audit Committee may request follow-up data and presentations to address any specific concerns or recommendations. In addition to this periodic reporting, significant cybersecurity risks or threats may also be escalated to the Audit Committee as needed based upon our cyber incident reporting process. The Audit Committee reports regularly to the entire Board and reviews with the Board any major issues that arise at the committee level, which may include cybersecurity risks.

Management's Role

Our IT Department addresses current and emerging cybersecurity matters. This function is led by our Senior Vice President – Information Systems and Technology, who reports to our Chief Financial Officer. The IT Department's security team, a cross-functional group composed of members who all have 7 to 27 years of professional and technical information technology experience, oversees the cybersecurity program to help ensure the confidentiality, integrity and availability of our systems and mitigate day-to-day threats and exposures. It is responsible for measuring and managing cybersecurity risk, including the prevention, detection, mitigation and remediation of cybersecurity incidents and also for implementing cybersecurity policies, programs, procedures and strategies. The security team reports significant cybersecurity incidents to senior management, internal legal advisors, communication specialists and other key stakeholders as required.

Item 2. *Properties*

Our Properties

Refer to "Item 1. Business" for information on our active mining properties.

Our corporate headquarters consists of approximately 50,000 square feet of leased office space at 340 Martin Luther King Jr. Boulevard in Bristol, Tennessee.

Coal Reserves and Resources

As of December 31, 2025, we estimate that we owned or controlled approximately 294.5 million tons of marketable proven and probable bituminous coal reserves and approximately 522.6 million tons of in situ bituminous coal resources. Our coal reserve and resource estimates were prepared by Marshall Miller & Associates, Inc. ("Marshall Miller"), an independent professional mine engineering and geological consulting firm. Technical Summary Reports prepared by Marshall Miller, as a qualified person, for each of our material mining properties are filed as exhibits to this Annual Report on Form 10-K and incorporated herein by reference.

Coal reserve and resource estimates are based on data obtained from drilling activities and other available geologic data. Estimating reserves and resources requires the use of geologic, engineering, and economic assumptions. Our engineering and land personnel work closely with Marshall Miller to ensure the integrity and accuracy of the data used to calculate the estimates as well as to ensure the assumptions used are reasonable based on our historical results as well as current and future anticipated mine plans. We provide Marshall Miller with historical property information including property maps, deed, lease, and permit information, drilling and lab results, mine plans, production quantities, development, capital, and operating costs as well as market information. For our active and certain idled Met mining properties, Marshall Miller performs an initial assessment and based on the level of geological evidence estimates our coal resources and classifies such resources as either inferred, indicated or measured. When we consider it cost beneficial, Marshall Miller further conducts a pre-feasibility study to estimate our coal reserves and classify such reserves as either proven or probable. The estimates and reports prepared by Marshall Miller are reviewed by our personnel to ensure such reports have been prepared in accordance with applicable rules and regulations and that estimates are based on reasonable assumptions and reflect known facts and circumstances updated through year-end.

Economic analysis is a required part of the process of estimating coal reserves and resources. For a coal reserve or resource to be considered economic, generally revenue generated from its sale must exceed its total cost of production (including consideration of development, capital, and operating costs).

In determining coal reserves as of December 31, 2025, the following estimated market pricing was utilized:

Coal quality	Market Pricing Per Ton [1] [2]
High-Vol. A	$183
High- Vol. B	$169
Mid-Vol.	$190
Low-Vol.	$191
Thermal	$82

[1] Market pricing shown on U.S. East Coast basis.
[2] Met and thermal pricing based on 10-year and 3-year average, respectively, of forecasted pricing from pricing services.

The following is a summary of our estimated marketable proven and probable coal reserves as of December 31, 2025 as determined by Marshall Miller:

Coal Reserves (Tons in thousands)

Mining Complex	Location	Marketable Coal Reserves [1]			Reserve Control		Stage / Permit Status Production Stage	
		Total	Proven	Probable	Owned	Leased	Permitted	Not Permitted
Met								
Aracoma	WV	35,120	22,671	12,449	4,389	30,731	17,677	17,443
Kepler	WV	36,159	20,631	15,528	209	35,950	15,996	20,163
Kingston/ Mammoth	WV	33,324	19,926	13,398	555	32,769	20,120	13,204
Marfork	WV	96,799	51,687	45,112	2,268	94,531	54,388	42,411
McClure/ Toms Creek	VA	65,237	46,948	18,289	—	65,237	36,653	28,584
Elk Run	WV	27,847	17,259	10,588	144	27,703	4,152	23,695
Total		294,486	179,122	115,364	7,565	286,921	148,986	145,500

[1] Minimum seam height generally 30 inches for underground mines.

Coal Reserves (Tons in thousands)
Coal Type/Quality

Mining Complex	Location	Met Coal by Volatility				Thermal	Sulfur		Recovery Percentage [2]
		High-Vol. A	High-Vol. B	Mid-Vol.	Low-Vol.	Thermal [1]	≤ 1%	> 1%	
Met									
Aracoma	WV	—	35,120	—	—	—	31,539	3,581	27 %
Kepler	WV	—	—	5,018	31,141	—	36,159	—	39 %
Kingston/ Mammoth	WV	15,329	—	3,034	9,889	5,072	11,115	22,209	37 %
Marfork	WV	63,497	—	2,034	26,150	5,118	86,558	10,241	31 %
McClure/ Toms Creek	VA	6,047		57,698	—	1,492	65,237	—	32 %
Elk Run	WV	—	27,847	—	—	—	27,847	—	21 %
Total		84,873	62,967	67,784	67,180	11,682	258,455	36,031	

[1] Kingston/Mammoth thermal reserves primarily proven and >1% sulfur; Marfork and McClure/Toms Creek thermal reserves primarily probable and ≤1% sulfur.

[2] Recovery percentage defined as estimated coal reserves divided by related estimated in situ measured and indicated coal resources.

In performing an initial assessment for purposes of determining coal resources as of December 31, 2025, the following estimated market pricing was utilized:

Complex	Market Pricing Per Ton [1] [2]
Aracoma	$197
Kepler	$206
Kingston/Mammoth	$221
Marfork	$206
McClure/Toms Creek	$208
Power Mountain	$201
Elk Run	$191

[1] Market pricing shown on U.S. East Coast basis.

[2] Pricing shown for primary product judgmentally selected by qualified person based on review of historical average pricing for each complexes coal products over the past 5 years.

The following is a summary of our estimated in situ inferred, indicated, and measured coal resources (exclusive of coal reserves) as of December 31, 2025 as determined by Marshall Miller:

		Coal Resources [1] (Tons in thousands)						
		In Situ Coal Resources [2]			Resource Control		Stage / Permit Status Exploration Stage	
Mining Complex	Location	Total	Indicated	Measured	Owned	Leased	Permitted	Not Permitted
Met								
Aracoma	WV	126,614	48,352	78,262	46,592	80,022	16,546	110,068
Kepler	WV	28,471	22,950	5,521	596	27,875	17,069	11,402
Kingston/ Mammoth	WV	23,472	10,206	13,266	13,864	9,608	—	23,472
Marfork	WV	155,194	46,764	108,430	61,168	94,026	6,487	148,707
McClure/ Toms Creek	VA	43,960	13,143	30,817	—	43,960	19,621	24,339
Power Mountain	WV	75,440	31,578	43,862	11,849	63,591	54,518	20,922
Elk Run	WV	69,467	21,998	47,469	—	69,467	8,705	60,762
Total		522,618	194,991	327,627	134,069	388,549	122,946	399,672

[1] Amounts shown exclusive of coal reserves.
[2] Inferred resources were not considered material and have not been presented.

		Coal Resources [1] (Tons in thousands)							
		Coal Type/Quality							
		Met Coal by Volatility				Thermal	Sulfur		Expected Recovery Percentage [2]
Mining Complex	Location	High-Vol. A	High-Vol. B	Mid-Vol.	Low-Vol.	Thermal	≤ 1%	> 1%	
Met									
Aracoma	WV	—	126,614	—	—	—	58,564	68,050	20 %
Kepler	WV	—	—	5,363	23,108	—	26,571	1,900	48 %
Kingston/ Mammoth	WV	—	—	—	23,472	—	23,472	—	40 %
Marfork	WV	103,602	—	3,650	43,799	4,143	61,450	93,744	31 %
McClure/ Toms Creek	VA	8,347		35,613	—	—	42,925	1,035	25 %
Power Mountain	WV	—	75,440	—	—	—	10,285	65,155	31 %
Elk Run	WV	—	69,467	—	—	—	14,172	55,295	29 %
Total		111,949	271,521	44,626	90,379	4,143	237,439	285,179	

[1] Amounts shown exclusive of coal reserves.
[2] Expected recovery percentage defined as potential estimated recoverable tons divided by estimated in situ measured and indicated coal resources.

Our coal reserves and resources are owned or are controlled through leases with third parties, which have varied expiration dates and either have options to renew or are expected to be renewed until all mineable and merchantable coal is exhausted. Leases require the payment of production royalties to lessors based on a stated percentage of sales revenue less freight cost and may contain annual minimum payment requirements. We permit coal reserves and resources in advance of mining. Currently, there are no known permitting issues that would impact the reporting of our coal reserves or resources. However, also refer to "Item 1. Business—Environmental and Other Regulatory Matters" and "Item 1A. Risks Factors—Risks relating to regulatory and legal developments."

Our coal reserve and resource estimates are updated periodically to reflect coal production, acquisitions and dispositions of mineral interests, new drilling, mine or geological data, and changes in regulations, market conditions or other economic factors. As coal seams in the United States have been mined for many years and are well established, we do not conduct material exploration activity. However, we periodically conduct drilling of additional core holes to provide additional geological evidence as part of our routine mine permitting and planning processes. The following is a summary of the changes in our coal reserves and resources for the year ended December 31, 2025:

| | Changes in Coal Reserves (Tons in thousands) | | | | | | |
| | 12/31/2024 | | | | | | 12/31/2025 |
Mining Complex	Coal Reserves	Acquired/ Leased	Pre-Feasibility [1]	Change in Mine Plan	Divested	Production	Coal Reserves
Met							
Aracoma	38,055	—	524	(864)	—	(2,595)	35,120
Kepler	38,473	—	—	(624)	—	(1,690)	36,159
Kingston/ Mammoth	35,745	—	978	(1,244)	—	(2,155)	33,324
Marfork	91,988	—	8,375	579	—	(4,143)	96,799
McClure/ Toms Creek	66,531	—	—	2,008	—	(3,302)	65,237
Elk Run	27,847	—	—	—	—	—	27,847
Total	298,639	—	9,877	(145)	—	(13,885)	294,486

[1] Mineral areas subjected to pre-feasibility study in current period.

| | Changes in Coal Resources (Tons in thousands) | | | | | | |
| | 12/31/2024 | | | | | | 12/31/2025 |
Mining Complex	Coal Resources	Acquired/ Leased	Pre-Feasibility [1]	Change in Mine Plan	Divested	Production	Coal Resources
Met							
Aracoma	131,383	—	(4,769)	—	—	—	126,614
Kepler	30,509	—	—	(785)	(1,253)	—	28,471
Kingston/ Mammoth	25,978	—	(2,506)	—	—	—	23,472
Marfork	159,694	—	(3,668)	(832)	—	—	155,194
McClure/ Toms Creek	43,649	—	—	311	—	—	43,960
Power Mountain	57,086	21,014	—	—	—	(2,660)	75,440
Elk Run	69,467	—	—	—	—	—	69,467
Total	517,766	21,014	(10,943)	(1,306)	(1,253)	(2,660)	522,618

[1] Mineral areas subjected to pre-feasibility study in current period.

Internal Controls Disclosure

The preparation of coal reserve and resource estimates is conducted in accordance with our prescribed internal control procedures, which are designed to ensure the reliability of such estimates. On an annual basis, our personnel meet with the independent qualified person to provide updates to the data and assumptions to be used in performing the reserve and resource estimates. Our personnel review the work of the qualified person to ensure such work is prepared in accordance with applicable rules and regulations and that the data and assumptions used are supportable based on historical results and current and future mine plans and reflect known facts and circumstances through the reporting date. For example, our land personnel verify the property maps and control areas used by the qualified person based on review of underlying deed and lease records. Our engineering personnel ensure estimates are based on current mine plans, incorporate the most recent drilling and lab data, properly reflect changes in permitting status, consider known encumbrances, and are consistent with operating knowledge and expectations in terms of mining methods, recovery rates, minimum seam heights or maximum strip ratios, and saleable qualities. Our land and accounting personnel endeavor to ensure that estimates are prepared in accordance with applicable rules and regulations, that rationale for changes in estimates from prior years are reasonable and supportable, and that cash flow projections are based on reasonable and supportable assumptions with respect to forecasted production rates, coal pricing, and operating and capital costs.

Our drilling, sample preparation and laboratory analysis are conducted in accordance with internal policies and procedures. For example, core drilling is conducted by reputable third-party drillers and core samples are tagged. Laboratory testing is performed by American National Standards Institute ("ANSI") certified laboratories and samples are analyzed in accordance with procedures defined under American Society for Testing and Materials ("ASTM") standards. Core drilling and laboratory testing results are logged into a database with restricted access. In addition, our qualified person performs independent data verification procedures to ensure data is of sufficient quantity and reliability to reasonably support the coal reserve and resource estimates.

Coal reserve and resource amounts are estimates and as estimates have inherent risks due to data accuracy, uncertainty from geologic interpretation, mine plan assumptions, uncontrolled property rights and permit availability, uncertainty with respect to future market supply and demand, and changes in laws and regulations. Our current coal reserves and resource estimates are based on the best information available and are subject to re-assessment when conditions change. Also refer to "Item 1A. Risk Factors" for further discussion of risks associated with the estimates of our reserves and resources.

The following map shows the locations of our material mining properties and corporate headquarters:



Item 3. *Legal Proceedings*

For a description of our legal proceedings, refer to Note 20, part (d), to the Consolidated Financial Statements.

Item 4. *Mine Safety Disclosures*

Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this Annual Report on Form 10-K.

Part II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Upon the consummation of the transactions contemplated by the Merger Agreement, we began trading on the New York Stock Exchange under the ticker "CTRA" on November 9, 2018. Following the effectiveness of our name change on February 1, 2021, our ticker symbol on the New York Stock Exchange changed from "CTRA" to "AMR" effective on February 4, 2021.

As of December 31, 2025, there were 72 registered holders of record of our common stock. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. Our common stock is registered by book-entry only.

The section of our Proxy Statement entitled "Stock Performance Graph" is incorporated herein by reference. For information on securities authorized for issuance under our equity compensation plans, refer to "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Dividend Policy

Pursuant to the dividend policy adopted by the Board on May 3, 2022, the Board declared quarterly cash dividends on our common stock during the years ended December 31, 2023 and 2022. The holders of our common stock are entitled to receive such dividends, if any, when they are declared by the Board. Any decision to declare and pay cash dividends will be made by the Board and will depend on our earnings, financial condition and other relevant factors. On August 2, 2023, the Board determined to end our fixed dividend program following the quarterly dividend declared and paid in the fourth quarter of 2023. Refer to Note 7 to the Consolidated Financial Statements for further information related to our dividend program.

Repurchase of Common Stock

The following table reflects repurchases of common shares during the fourth quarter of 2025, and the remaining amount available for future repurchases, pursuant to our common share repurchase programs:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (In thousands) [1][2][3]
October 1, 2025 through October 31, 2025	61,284	$ 163.17	61,284	$ 371,289
November 1, 2025 through November 30, 2025	—	$ —	—	$ 371,289
December 1, 2025 through December 31, 2025	52,115	$ 191.85	52,115	$ 361,291
	113,399		113,399	

[1] The total authorization to repurchase our stock under the existing common share repurchase program adopted by our Board of Directors on March 4, 2022 is $1.5 billion. Refer to Note 7 to the Consolidated Financial Statements for additional information.

[2] We adopted a capital return program in 2019, including a stock repurchase plan with no expiration date that permitted us to repurchase up to an aggregate amount of $100 million of our common stock, of which $67.6 million remains available. This amount is not included in the table above as we suspended this stock repurchase plan on October 1, 2019 and do not currently intend to make further repurchases under it.

[3] We cannot estimate the number of shares that will be repurchased because decisions to purchase are subject to market and business conditions, levels of available liquidity, our cash needs, restrictions under agreements or obligations, legal or regulatory requirements or restrictions, and other relevant factors. This amount does not include stock repurchase related fees and excise taxes.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis provides a narrative of our results of operations and financial condition for the years ended December 31, 2025 and 2024. The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related notes and the risk factors included elsewhere in this Annual Report on Form 10-K. For discussion on results of operations and financial condition pertaining to 2023 and year-over-year comparisons between 2024 and 2023, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024.

The following discussion includes forward-looking statements about our business, financial condition and results of operations, including discussions about management's expectations for our business. These statements represent projections, beliefs and expectations based on current circumstances and conditions and in light of recent events and trends, and you should not construe these statements either as assurances of performance or as promises of a given course of action. Instead, various known and unknown factors are likely to cause our actual performance and management's actions to vary, and the results of these variances may be both material and adverse. Refer to "Cautionary Statement Regarding Forward-Looking Statements" and "Item 1A. Risk Factors."

Market Overview

Supply-related issues, including December 2025 and January 2026 flooding in Queensland, Australia, impacted metallurgical markets in recent months. Due to constraints on Australian met coal supply, a divergence between the Australian-linked indices and the U.S. East Coast markets significantly expanded, with spreads also widening between the premium grade low vol. coal and lower quality high vol. coals. Despite supply-related moves like these, the global metallurgical coal markets are still structurally influenced by steel demand, which is linked to economic conditions, policy decisions, geopolitical tensions, tariffs and ongoing trade negotiations, all of which could impact met coal pricing.

Metallurgical coal prices experienced varied movements across the indices during the fourth quarter of 2025. Of the four indices Alpha closely monitors, the Australian Premium Low Volatile index represents the largest move, an increase of 14.6%. The Australian Premium Low Volatile index increased from $190.20 per metric ton on October 1, 2025, to $218.00 per metric ton on December 31, 2025. The U.S. East Coast Low Volatile index rose from $177.00 per metric ton in October to $185.00 per metric ton by the end of December, an increase of 4.5%. By contrast, the U.S. East Coast High Volatile A index fell from $152.50 per metric ton at the beginning of the quarter to $150.50 per metric ton at the end of the quarter, and the U.S. East Coast High Volatile B index decreased from $144.50 per metric ton to $144.20 per metric ton at the quarter's close. Since then, all four indices have increased from their end-of-quarter levels. As of February 16, 2026, the Australian Premium Low Volatile increased to $242.50 per metric ton from its quarter-close level. The U.S. East Coast Low Volatile, High Volatile A, and High Volatile B indices measured $198.00, $160.00, and $150.00 per ton, respectively, as of the same date.

The world manufacturing Purchasing Managers' Index ("PMI") recorded a three-month high in January with a PMI of 50.9, up from December's PMI of 50.4. China's PMI moved slightly higher from 50.1 in December to 50.3 in January. India, an important market for Alpha, had a PMI of 55.4 in January, up from December's two-year low of 55.0. The United States' PMI rose to 52.4 in January from its December level of 51.8. Europe's January PMI was 49.5, an increase from a nine-month low of 48.8 in December. Brazil's manufacturing sector PMI was 47.0 in January, a decrease from December's PMI of 47.6.

As compiled by the World Steel Association ("WSA"), global crude steel production in December 2025 reached 139.6 million metric tons from 70 countries, representing a 3.7% decrease compared to December 2024. The world's largest steel-producing country, China, recorded the largest percentage decline of the top ten steel-producing countries, with its December 2025 production of 68.2 million metric tons, representing a 10.3% decrease year-over-year. The next largest producer, India, recorded 14.8 million metric tons in December 2025, up 10.1% from its December 2024 level. The United States produced 6.9 million metric tons of crude steel in December, representing a 3.6% increase from December 2024. Japan's 6.6 million metric tons of steel produced in December 2025 was down 4.8% year-over-year. Of the top 10 steel-producing countries, Turkey experienced the largest year-over-year percentage increase, at 18.5%, with 3.5 million metric tons of steel produced in December. Regionally, the Asia and Oceania region, which contains both India and China, produced 99.7 million metric tons of crude steel in December 2025, a 6.3% decrease from December 2024. The European Union produced 9.9 million metric tons in December, representing a 3.9% increase compared to the same period last year. North America's December 2025 crude steel production was 9.0 million metric tons, down 0.4% from the December 2024 level.

The American Iron and Steel Institute's capacity utilization rate for U.S. steel mills was 77.8% for the week ending February 14, 2026. This is up from the year-ago period when the capacity utilization rate was 76.5%.

In the seaborne thermal market, the API2 index was $94.55 per metric ton as of October 1, 2025, and increased to $96.90 per metric ton on December 31, 2025.

Business Overview

We are a Tennessee-based mining company with operations across Virginia and West Virginia. With customers across the globe, high-quality reserves and significant port capacity, we are a leading supplier of metallurgical coal products to the steel industry. We operate high-quality, cost-competitive coal mines across the CAPP coal basin. As of December 31, 2025, our operations consisted of nineteen active mines and eight active coal preparation and load-out facilities, with approximately 3,960 employees. We produce, process, and sell met coal and thermal coal. We also sell coal produced by others, some of which is processed and/or blended with coal produced from our mines prior to resale, with the remainder purchased for resale. As of December 31, 2025, we had 294.5 million tons of reserves, which included 282.8 million tons of proven and probable metallurgical reserves and 11.7 million tons of proven and probable thermal reserves.

We began operations on July 26, 2016, with mining operations in NAPP, CAPP, and the PRB. Through the Acquisition, we acquired a significant reserve base. We also acquired Alpha Natural Resources Inc.'s 40.6% interest in the DTA coal export terminal in Newport News, Virginia, and on March 31, 2017, we acquired a portion of another partner's ownership stake and increased our interest to 65.0%. We merged with Alpha Natural Resources Holdings, Inc. and ANR, Inc. on November 9, 2018.

On December 10, 2020, we closed on a transaction with Iron Senergy Holdings, LLC, to sell our thermal coal mining operations located in Pennsylvania consisting primarily of our Cumberland mining complex and related property (our former NAPP operations). This transaction accelerated our strategic exit from thermal coal production to shift our focus to met coal production.

For the years ended December 31, 2025 and 2024, sales of met coal were 14.1 million tons and 15.9 million tons, respectively, and accounted for approximately 93% and 93%, respectively, of our coal sales volume. Sales of thermal coal were 1.2 million tons and 1.2 million tons, respectively, and accounted for approximately 7% and 7%, respectively, of our coal sales volume.

Our sales of met coal were made primarily in several countries in Asia, Europe, and the Americas and to steel companies in the northeastern and midwestern regions of the United States. Our sales of thermal coal were made primarily to large utilities and industrial customers both in the United States and across the world. For the years ended December 31, 2025 and 2024 approximately 73% and 78%, respectively, of our coal revenues were derived from coal sales made to customers outside the United States.

In addition, we generate other revenues from equipment sales, rentals, terminal and processing fees, coal and environmental analysis fees, royalties and the sale of natural gas. We also record freight and handling fulfillment revenue within coal revenues for freight and handling services provided in delivering coal to certain customers, which are a component of the contractual selling price.

As of December 31, 2025, we have one reportable operating segment: Met. Refer to Notes 21 and 22 to the Consolidated Financial Statements for additional disclosures on our reportable segment, geographic areas, and export coal revenue information.

As discussed in the "Market Overview" presented above, metallurgical coal prices remain at lower levels than in recent years due to weak global steel demand which has been influenced by a slowdown in manufacturing activity. Economic pressures, geopolitical uncertainty, and shifting trade policies have contributed to metallurgical market challenges. Our results of operations for the year ended December 31, 2025 were impacted by these factors.

Recent Business Developments

In 2025, due to continued softness in the met coal pricing environment, especially for U.S. High-Vol. products driven by weak global steel demand combined with additional U.S. High-Vol. production, we reduced production levels at our Jerry Fork and Black Eagle mines within our Power Mountain and Marfork mining complexes, respectively, and temporarily idled our Long Branch surface mine within our McClure/Toms Creek mining complex.

In 2024, we began the development phase for our new Kingston Wildcat underground mine located in Fayette County, West Virginia. The mine, which will produce a Low-Vol. quality met coal, is expected to begin production in the first quarter of

2026.

In 2023, we completed development of and commenced production at our Rolling Thunder and Checkmate Powellton mines within our Power Mountain and Elk Run mining complexes, respectively, which produce High-Vol. B quality met coal from the Powellton coal seam.

In the first quarter of 2023, we completed a series of transactions to acquire a number of coal trucks and related equipment and facilities to secure trucking services for our operations. In December 2022, we purchased substantially all of the assets of a mining equipment component manufacturing and rebuild business to help secure the supply of certain underground mining equipment parts needed for our operations.

Factors Affecting Our Results of Operations

Sales Agreements. We manage our commodity price risk for coal sales through the use of coal supply agreements. As of February 17, 2026, we had sales commitments for 2026 as follows:

	2026 Guidance	
(In millions of tons)	**Low**	**High**
Metallurgical	14.4	15.4
Thermal	0.7	1.1
Met Segment - Total Shipments	**15.1**	**16.5**

Committed/Priced [1]	**Committed**	**Volume** *(in millions of tons)*	**Average Committed Realized Price per Ton**
Metallurgical - Domestic		4.1	$136.30
Metallurgical - Export		1.5	$127.53
Metallurgical Total	37 %	5.6	$134.02
Thermal	77 %	0.7	$73.17
Met Segment	**40 %**	**6.3**	**$127.30**

[1] Based on committed and priced coal shipments as of February 17, 2026. Committed percentage based on the midpoint of shipment guidance range. Actual average per-ton realizations on committed and priced tons recognized in future periods may vary based on actual freight expense in future periods relative to assumed freight expense embedded in projected average per-ton realizations. Includes estimates of future coal shipments based upon contract terms and anticipated delivery schedules. Actual coal shipments may vary from these estimates.

Realized Pricing. Our realized price per ton of coal is influenced by many factors that vary by region, including (i) coal quality, which includes energy (heat content), sulfur, ash, volatile matter and moisture content; (ii) differences in market conventions concerning transportation costs and volume measurement; and (iii) regional supply and demand.

- Coal Quality. The energy content or heat value of thermal coal is a significant factor influencing coal prices as higher energy coal is more desirable to consumers and typically commands a higher price in the market. The heat value of coal is commonly measured in British thermal units or the amount of heat needed to raise the temperature of one pound of water by one-degree Fahrenheit. Coal from the Eastern and Midwest regions of the United States tends to have a higher heat value than coal found in the western United States. Coal volatility is a significant factor influencing met coal pricing as coal with a lower volatility has historically been more highly valued and typically commands a higher price in the market. The volatility refers to the loss in mass, less moisture, when coal is heated in the absence of air. The volatility of met coal determines the percentage of feed coal that becomes coke, known as coke yield, with lower volatility producing a higher coke yield.

- Market Conventions. Coal sales contracts are priced according to conventions specific to the market into which such coal is to be sold. Our domestic sales contracts are typically priced free on board ("FOB") at our mines and on a short ton basis. Our international sales contracts are typically priced FOB at the shipping port from which such coal is delivered and on a metric ton basis. Accordingly, for international sales contracts, we typically bear the cost of transportation from our mines to the applicable outbound shipping port, and our coal sales realization per ton calculation reflects the conversion of such tonnage from metric tons into short tons, as well as the elimination of the freight and handling fulfillment component of coal sales revenue. In addition, for domestic sales contracts, as customers typically bear the cost of transportation from our mines, our operations located further away from the end user of the coal may command lower prices.

- Regional Supply and Demand. Our realized price per ton is influenced by market forces of the regional market into which such coal is to be sold. Market pricing may vary according to region and lead to different discounts or premiums to the most directly comparable benchmark price for such coal product.

Costs. Our results of operations are dependent upon our ability to maximize productivity and control costs. Our primary expenses are for operating supply costs, repair and maintenance expenditures, cost of purchased coal, royalties, wages and benefits, freight and handling costs and taxes incurred in selling our coal. The principal goods and services we use in our operations include maintenance and repair parts and services, electricity, fuel, roof control and support items, explosives, tires, conveyance structure, ventilation supplies and lubricants. Our management strives to aggressively control costs and improve operating performance to mitigate external cost pressures. We experience volatility in operating costs related to fuel, explosives, steel, tires, contract services and healthcare, among others, and take measures to mitigate the increases in these costs at all operations. We have a centralized sourcing group for major supplier contract negotiation and administration, for the negotiation and purchase of major capital goods, and to support the business units. We promote competition between suppliers and seek to develop relationships with suppliers that focus on lowering our costs. We seek suppliers who identify and concentrate on implementing continuous improvement opportunities within their area of expertise. To the extent upward pressure on costs exceeds our ability to realize sales increases, or if we experience unanticipated operating or transportation difficulties, our operating margins would be negatively impacted. We may also experience difficult geologic conditions, delays in obtaining permits, labor shortages, unforeseen equipment problems, and unexpected shortages of critical materials such as tires, fuel and explosives that may result in adverse cost increases and limit our ability to produce at forecasted levels.

Results of Operations

Our results of operations for the years ended December 31, 2025 and 2024 are discussed in these "Results of Operations" presented below.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Revenues

The following table summarizes information about our revenues during the years ended December 31, 2025 and 2024:

	Year Ended December 31,		Increase (Decrease)	
(In thousands, except for per ton data)	**2025**	**2024**	**$ or Tons**	**%**
Coal revenues	$ 2,122,605	$ 2,946,579	$ (823,974)	(28.0)%
Other revenues	6,876	10,706	(3,830)	(35.8)%
Total revenues	$ 2,129,481	$ 2,957,285	$ (827,804)	(28.0)%
Tons sold	15,280	17,127	(1,847)	(10.8)%

Coal revenues. Coal revenues decreased $824.0 million, or 28.0%, for the year ended December 31, 2025 compared to the prior year period. The decrease was primarily due to a 19.3% decline in average coal sales realization as metallurgical coal pricing declined significantly as a result of weakened global steel demand. Coal sales volumes also declined 10.8% due to weaker demand. Refer to the "Non-GAAP Coal revenues" section below for further detail on coal revenues for the year ended December 31, 2025 compared to the prior year period.

Cost and Expenses

The following table summarizes information about our costs and expenses during the years ended December 31, 2025 and 2024:

(In thousands)	Year Ended December 31,		Increase (Decrease)	
	2025	2024	$	%
Cost of coal sales (exclusive of items shown separately below)	$ 1,924,691	$ 2,451,601	$ (526,910)	(21.5)%
Depreciation, depletion and amortization	174,524	167,331	$ 7,193	4.3 %
Accretion on asset retirement obligations	22,126	25,050	$ (2,924)	(11.7)%
Amortization of acquired intangibles	5,427	6,700	$ (1,273)	(19.0)%
Selling, general and administrative expenses (exclusive of depreciation, depletion and amortization shown separately above)	60,158	74,000	$ (13,842)	(18.7)%
Other operating loss	3,921	4,749	$ (828)	(17.4)%
Total costs and expenses	$ 2,190,847	$ 2,729,431	$ (538,584)	(19.7)%

Cost of coal sales. Cost of coal sales decreased $526.9 million, or 21.5%, for the year ended December 31, 2025 compared to the prior year period, partially due to a 10.8% decline in coal sales volumes due to weaker demand. Average cost of coal sales per ton decreased 12.0% compared to the prior year period, due in part to a reduction in freight and handling costs as a relatively lower percentage of export sales resulted in lower rail and ocean vessel freight costs. The lower coal pricing environment reduced royalties and taxes. In addition, lower levels of purchased coal and the ongoing impact of cost reduction efforts, including wage reductions during the second quarter of 2025, as well as the impact of previous decisions to reduce relatively higher-cost production sources served to reduce costs on a per ton basis. Refer to the "Non-GAAP Cost of coal sales" section below for further detail on cost of coal sales for the year ended December 31, 2025 compared to the prior year period.

Depreciation, depletion and amortization. Depreciation, depletion and amortization increased $7.2 million, or 4.3%, for the year ended December 31, 2025 compared to the prior year period. The increase was primarily due to an increase in assets placed in service through December 2025.

Selling, general and administrative. Selling, general and administrative expenses decreased $13.8 million, or 18.7%, for the year ended December 31, 2025 compared to the prior year period. This decrease was primarily related to decreases of $8.8 million in incentive pay and $2.0 million in wages and benefits expenses.

Total Other Expense, Net

The following table summarizes information about our total other expense, net during the years ended December 31, 2025 and 2024:

(In thousands)	Year Ended December 31,		Increase (Decrease)	
	2025	2024	$	%
Total other expense, net	$ 26,093	$ 17,104	$ 8,989	52.6 %

Total other expense, net increased $9.0 million, or 52.6%, for the year ended December 31, 2025 compared to the prior year period, primarily related to increases in equity loss in affiliates and net periodic benefit costs for black lung benefit obligations and a decrease in interest income.

Income Tax (Benefit) Expense

The following table summarizes information about our income tax (benefit) expense during the years ended December 31, 2025 and 2024:

(In thousands)	Year Ended December 31,		Increase (Decrease)	
	2025	2024	$	%
Income tax (benefit) expense	$ (25,772)	$ 23,171	$ (48,943)	(211.2)%

Income tax benefit of $25.8 million was recorded for the year ended December 31, 2025 on a loss before income taxes of $87.5 million. The effective tax rate of 29.5% differs from the federal statutory rate of 21% primarily due to the permanent impact of percentage depletion, state income taxes, net of federal impact, and the impact of stock compensation, partially offset by the impact of non-deductible compensation and provision-to-return adjustments.

Income tax expense of $23.2 million was recorded for the year ended December 31, 2024 on income before income taxes of $210.8 million. The effective tax rate of 11.0% differs from the federal statutory rate of 21% primarily due to the permanent impact of stock compensation, percentage depletion, and foreign-derived intangible income deductions, partially offset by the impact of non-deductible compensation and state income taxes, net of federal impact. Refer to Note 16 to the Consolidated Financial Statements for additional information.

Non-GAAP Financial Measures

The discussion below contains "non-GAAP financial measures." These are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP" or "GAAP"). Specifically, we make use of the non-GAAP financial measures "Adjusted EBITDA," "non-GAAP coal revenues," "non-GAAP cost of coal sales," and "non-GAAP coal margin." In addition to net income (loss), we use Adjusted EBITDA to measure the operating performance of our reportable segment. Adjusted EBITDA does not purport to be an alternative to net income (loss) as a measure of operating performance or any other measure of operating results, financial performance, or liquidity presented in accordance with GAAP. Moreover, this measure is not calculated identically by all companies and therefore may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA is presented because management believes it is a useful indicator of the financial performance of our coal operations. We use non-GAAP coal revenues to present coal revenues generated, excluding freight and handling fulfillment revenues. Non-GAAP coal sales realization per ton for our operations is calculated as non-GAAP coal revenues divided by tons sold. We use non-GAAP cost of coal sales to adjust cost of coal sales to remove freight and handling costs, depreciation, depletion and amortization - production (excluding the depreciation, depletion and amortization related to selling, general and administrative functions), accretion on asset retirement obligations, amortization of acquired intangibles, and idled and closed mine costs. Non-GAAP cost of coal sales per ton for our operations is calculated as non-GAAP cost of coal sales divided by tons sold. Non-GAAP coal margin per ton for our coal operations is calculated as non-GAAP coal sales realization per ton for our coal operations less non-GAAP cost of coal sales per ton for our coal operations. The presentation of these measures should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP.

Management uses non-GAAP financial measures to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. The definition of these non-GAAP measures may be changed periodically by management to adjust for significant items important to an understanding of operating trends and to adjust for items that may not reflect the trend of future results by excluding transactions that are not indicative of our core operating performance. Furthermore, analogous measures are used by industry analysts to evaluate our operating performance. Because not all companies use identical calculations, the presentations of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate, capital investments and other factors.

Included below are reconciliations of non-GAAP financial measures to GAAP financial measures.

The following tables summarize certain financial information relating to our coal operations for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | | Increase (Decrease) | |
	2025	2024	$ or Tons	%
Coal revenues	$ 2,122,605	$ 2,946,579	$ (823,974)	(28.0)%
Less: Freight and handling fulfillment revenues	(333,691)	(503,306)	169,615	33.7 %
Non-GAAP Coal revenues	$ 1,788,914	$ 2,443,273	$ (654,359)	(26.8)%
Non-GAAP Coal sales realization per ton	$ 117.08	$ 142.66	$ (25.58)	(17.9)%
Cost of coal sales (exclusive of items shown separately below)	$ 1,924,691	$ 2,451,601	$ (526,910)	(21.5)%
Depreciation, depletion and amortization - production [(1)]	173,249	166,105	7,144	4.3 %
Accretion on asset retirement obligations	22,126	25,050	(2,924)	(11.7)%
Amortization of acquired intangibles	5,427	6,700	(1,273)	(19.0)%
Total Cost of coal sales	$ 2,125,493	$ 2,649,456	$ (523,963)	(19.8)%
Less: Freight and handling costs	(333,691)	(503,306)	169,615	33.7 %
Less: Depreciation, depletion and amortization - production [(1)]	(173,249)	(166,105)	(7,144)	(4.3)%
Less: Accretion on asset retirement obligations	(22,126)	(25,050)	2,924	11.7 %
Less: Amortization of acquired intangibles	(5,427)	(6,700)	1,273	19.0 %
Less: Idled and closed mine costs	(28,988)	(29,868)	880	2.9 %
Non-GAAP Cost of coal sales	$ 1,562,012	$ 1,918,427	$ (356,415)	(18.6)%
Non-GAAP Cost of coal sales per ton	$ 102.23	$ 112.01	$ (9.78)	(8.7)%
GAAP Coal margin	$ (2,888)	$ 297,123	$ (300,011)	(101.0)%
GAAP Coal margin per ton	$ (0.19)	$ 17.35	$ (17.54)	(101.1)%
Non-GAAP Coal margin	$ 226,902	$ 524,846	$ (297,944)	(56.8)%
Non-GAAP Coal margin per ton	$ 14.85	$ 30.64	$ (15.79)	(51.5)%
Tons sold	15,280	17,127	(1,847)	(10.8)%

[(1)] Depreciation, depletion and amortization - production excludes the depreciation, depletion and amortization related to selling, general and administrative functions.

Non-GAAP Coal revenues. Non-GAAP coal revenues decreased $654.4 million, or 26.8%, for the year ended December 31, 2025 compared to the prior year period. The decrease was primarily due to a $25.58, or 17.9%, decline in non-GAAP coal sales realization per ton as weakened global steel demand reduced metallurgical coal pricing. In addition, coal sales volumes declined 10.8% due to weaker demand.

Non-GAAP Cost of coal sales. Non-GAAP cost of coal sales decreased $356.4 million, or 18.6%, for the year ended December 31, 2025 compared to the prior year period, primarily due to a 10.8% decline in coal sales volumes due to weaker demand. Average non-GAAP cost of coal sales per ton decreased $9.78, or 8.7%, compared to the prior year period due in part to lower royalties and taxes as a result of a lower coal pricing environment. In addition, lower levels of purchased coal and the ongoing impact of cost reduction efforts, including wage reductions during the second quarter of 2025, as well as the impact of previous decisions to reduce higher-cost production sources served to reduce costs on a per ton basis. Our Checkmate Powellton mine, which was in its early stages of operations and had relatively higher costs, was idled during the fourth quarter of 2024. In addition, our Long Branch surface mine was idled in the first quarter of 2025 and production levels were reduced at our Jerry Fork and Black Eagle mines during 2025.

Adjusted EBITDA

The following tables present a reconciliation of net (loss) income to Adjusted EBITDA for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
(In thousands)	2025	2024
Net (loss) income	$ (61,687)	$ 187,579
Interest expense	3,019	3,811
Interest income	(15,466)	(18,208)
Income tax (benefit) expense	(25,772)	23,171
Depreciation, depletion, and amortization	174,524	167,331
Non-cash stock compensation expense	13,598	12,318
Accretion on asset retirement obligations	22,126	25,050
Amortization of acquired intangibles	5,427	6,700
Non-recurring mine flood costs [1]	6,098	—
Adjusted EBITDA	$ 121,867	$ 407,752

[1] Non-recurring mine recovery and idle costs due to the water inundation at the Rolling Thunder mine in November 2025.

The following table summarizes Adjusted EBITDA:

	Year Ended December 31,		Increase (Decrease)	
(In thousands)	2025	2024	$	%
Adjusted EBITDA	$ 121,867	$ 407,752	$ (285,885)	(70.1)%

Adjusted EBITDA decreased $285.9 million, or 70.1%, for the year ended December 31, 2025 compared to the prior year period, primarily driven by a decrease in tons sold and decreased coal margin due to lower non-GAAP coal sales realization per ton in the current period.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are derived from existing unrestricted cash balances, short-term investments, proceeds from future coal sales, and amounts available under our revolving credit agreement. Our primary capital resource requirements stem from the cost of our coal production and purchases, selling and administrative expenses, taxes, capital expenditures, debt service obligations, reclamation obligations, and collateral requirements. As of December 31, 2025, we had $9.8 million of long-term indebtedness outstanding, net of current portion, and no indebtedness and $41.3 million letters of credit ("LC") outstanding under our ABL Facility (as defined below).

We believe that cash on hand and cash generated from our operations will be sufficient to meet our working capital, anticipated capital expenditure, income tax, debt service, collateral and reclamation obligations requirements for the next 12 months and the reasonably foreseeable future. We may also use cash in accordance with our share repurchase program. We rely on a number of assumptions in budgeting for our future activities. These include the costs for mine development to sustain capacity of our operating mines, our cash flows from operations, effects of regulation and taxes by governmental agencies, mining technology improvements and reclamation costs. These assumptions are inherently subject to significant business, political, economic, regulatory, environmental and competitive uncertainties, pending and existing climate-related initiatives, contingencies and risks, all of which are difficult to predict and many of which are beyond our control. For example, if the new authorization process for all self-insured coal mine operators is adopted, it would substantially increase the collateral required to secure our self-insured federal black lung obligations. Refer to the "DCMWC Reauthorization Process" section below for more information. Increased scrutiny of ESG matters specific to the coal sector could negatively influence our ability to raise capital in the future and result in a reduced number of surety and insurance providers. We may need to raise additional funds if market conditions deteriorate, if one or more of our assumptions prove to be incorrect or if we choose to expand our acquisition or development efforts or any other activity more rapidly than we presently anticipate and we may not be able to do so in a timely fashion, on terms acceptable to us, or at all. Additionally, we may elect to raise additional funds before we need them if the conditions for raising capital are favorable. We may seek to sell equity or debt securities or obtain additional bank credit facilities. The sale of equity securities could result in dilution to our stockholders. The incurrence of additional indebtedness could result in increased fixed obligations and additional covenants that could restrict our operations.

Liquidity

The following table summarizes our total liquidity as of December 31, 2025:

(in thousands)	December 31, 2025
Cash and cash equivalents	$ 365,974
Short-term investments	49,582
Credit facility availability [1]	183,746
Minimum liquidity requirement	(75,000)
Total liquidity	$ 524,302

[1] Comprised of our unused commitments available under our credit agreement entered into on October 27, 2023 that was amended and extended on May 6, 2025 (the "ABL Agreement") after considering $41.3 million of outstanding LCs, subject to limitations described therein.

Cash Collateral

We are required to provide cash collateral to secure our obligations under certain worker's compensation, black lung, reclamation-related obligations, financial payments and other performance obligations, and other operating agreements. Future regulatory changes relating to these obligations could result in increased obligations, additional costs, or additional collateral requirements which could require greater use of alternative sources of funding for this purpose, which would reduce our liquidity. Refer to the "DCMWC Reauthorization Process" section below for information related to the new authorization process for self-insured coal mine operators being implemented by the U.S. Department of Labor (Division of Coal Mine Workers' Compensation). As of December 31, 2025, we had the following cash collateral on our Consolidated Balance Sheets:

(in thousands)	December 31, 2025
Long-term restricted cash	$ 126,911
Long-term restricted investments	34,356
Long-term deposits	4,792
Total cash collateral	$ 166,059

Off-Balance Sheet Arrangements

We are required to provide financial assurance in order to perform the post-mining reclamation required by our mining permits, pay workers' compensation claims under workers' compensation laws in various states, pay federal black lung benefits, and perform certain other obligations. In order to provide the required financial assurance, we generally use surety bonds for post-mining reclamation and workers' compensation obligations. We also use bank LCs to collateralize certain obligations. As of December 31, 2025, we had the following outstanding surety bonds and LCs:

(in thousands)	December 31, 2025
Surety bonds	$ 170,014
Letters of credit [1]	$ 41,254

[1] The LCs outstanding are under the ABL Agreement.

Refer to Note 20, part (c), to the Consolidated Financial Statements for further disclosures on off-balance sheet arrangements.

Debt Financing

Refer to Note 13 to the Consolidated Financial Statements for disclosures on long-term debt including the May 6, 2025 amendment and extension of the ABL Facility.

Capital Requirements

Our capital expenditures for the year ended December 31, 2025 were $127.2 million. We expect to spend between $148 million and $168 million on capital expenditures during 2026. At the midpoint of guidance, this total includes approximately $137.0 million in sustaining maintenance capital, approximately $9.5 million in planned projects to invest in mine development, and approximately $11.5 million in carryover from 2025 due to timing and availability of supplies and contract labor.

Contractual Obligations

The following is a summary of our significant contractual obligations as of December 31, 2025:

(in thousands)	2026	2027	2028	2029	2030	After 2030	Total
Minimum royalties	$ 16,859	$ 16,163	$ 15,104	$ 13,745	$ 13,642	$ 99,215	$ 174,728
Coal purchase commitments	11,072	—	—	—	—	—	11,072
Unconditional purchase obligations [1]	117,517	53,633	14,246	14,667	3,693	—	203,756
Total	$ 145,448	$ 69,796	$ 29,350	$ 28,412	$ 17,335	$ 99,215	$ 389,556

[1] Includes contractual commitments related to capital expenditures as well as rail freight and export terminal costs, including approximately $39.6 million in 2026 for expected DTA funding. Refer to "Business Updates" below for further discussion.

Additionally, we have long-term liabilities relating to asset retirement obligations, pension benefits, black lung benefits, postretirement life insurance benefits, and workers' compensation benefits. The table below reflects the estimated undiscounted cash flows for these obligations:

(in thousands)	2026	2027	2028	2029	2030	After 2030	Total
Asset retirement obligation	$ 23,198	$ 37,191	$ 28,098	$ 24,409	$ 21,996	$ 362,947	$ 497,839
Pension benefit obligation [1]	31,937	31,822	31,526	31,236	30,964	825,332	982,817
Black lung benefit obligation	12,329	12,200	11,960	11,769	11,703	224,230	284,191
Postretirement life insurance benefit obligation	610	607	607	605	603	11,668	14,700
Workers' compensation benefit obligation	7,230	5,320	4,291	3,746	3,169	46,959	70,715
Total	$ 75,304	$ 87,140	$ 76,482	$ 71,765	$ 68,435	$ 1,471,136	$ 1,850,262

[1] The estimated undiscounted cash flows are expected to be paid from the defined benefit pension plan assets held within the defined benefit pension plan trust. Refer to Note 17 to the Consolidated Financial Statements for further disclosures related to this obligation.

Business Updates

On March 25, 2025, Moody's Investors Service assessed our Senior Secured Bank Credit Facility with a B1/LGD4 Rating and maintained our B1 Corporate Family Rating and SGL-2 Speculative Grade Liquidity Rating. The rating outlook was noted as stable. On July 22, 2025, S&P Global Ratings maintained our BB- issuer credit rating and stable rating outlook. On December 10, 2025, Moody's Investors Service affirmed our B1 rating on the ABL Facility, B1 Corporate Family Rating, and SGL-2 Speculative Grade Liquidity Rating and noted that the rating outlook remained stable. Should we receive any negative outlook ratings in the future, such negative outlook ratings would result in potential liquidity risks for us, including the risks of declines in our stock value, declines in our cash and cash equivalents, less availability and higher costs of additional credit, and requests for additional collateral by surety providers.

We own a 65.0% interest in DTA, a coal export terminal in Newport News, Virginia. DTA provides us with the ability to fulfill a broad range of customer coal quality requirements through coal blending, while also providing storage capacity and transportation flexibility. DTA needs capital investment to maximize functionality and minimize downtime due to mechanical issues. Under the terms of our partnership related agreements with respect to our investment in DTA, we are required to fund our proportionate share of DTA's ongoing operating and capital costs. Beyond our share of routine operating costs, we expect we will invest an average of approximately $21.0 million per year for infrastructure and equipment upgrades at DTA over the next 5 years. In addition, to mitigate the risk of shipment delays during the upgrade period, in April 2024, we entered into a 3-year agreement which would allow for the loading of 1.2 to 2.0 million tons of coal annually at a third party terminal in Newport News, VA.

We continually strive to enhance our capital structure and financial flexibility. We may refinance or repay outstanding debt, seek to amend our credit facility, undertake additional borrowings, sell assets or businesses or take other measures as we believe circumstances warrant. We may decide to pursue or not pursue these opportunities at any time. Access to additional funds from liquidity-generating transactions or other sources of external financing is subject to market conditions and certain limitations, including our credit rating and covenant restrictions in our credit facilities.

As a regular part of our business, we review opportunities for, and engage in discussions and negotiations concerning, the acquisition or disposition of coal mining and related infrastructure assets and interests in coal mining companies, and acquisitions or dispositions of, or combinations or other strategic transactions involving, companies with coal mining or other complementary assets. When we believe that these opportunities are consistent with our strategic plans and our acquisition or disposition criteria, we will make bids or proposals and/or enter into letters of intent and other similar agreements. These bids or proposals, which may be binding or non-binding, are customarily subject to a variety of conditions and usually permit us to terminate the discussions and any related agreement if, among other things, we are not satisfied with the results of due diligence. Any acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both. There can be no assurance that additional financing will be available on terms acceptable to us, or at all.

Income Taxes

During the year ended December 31, 2025, we paid federal and state income taxes, net of refunds received, of $2.1 million.

On July 4, 2025, legislation commonly referred to as the "One Big Beautiful Bill Act" ("OBBBA") was signed into law. The OBBBA includes the addition of metallurgical coal to the list of "applicable critical minerals" for purposes of the Section 45X credit. The Section 45X credit (also known as the advanced manufacturing production credit), as amended, provides a refundable tax credit equal to 2.5% of the production costs for metallurgical coal produced during tax years 2026 through 2029. We are currently analyzing the financial impact of the Section 45X credit and expect that it will serve as a source of additional liquidity in future years. Based on preliminary analysis, we currently believe the annual cash benefit of the tax credit may be in the range of $30 million to $50 million, dependent upon the amount of qualifying production costs incurred in a given year.

Refer to Note 16 to the Consolidated Financial Statements for further disclosures related to income taxes.

Pension Plan

We sponsor a qualified non-contributory pension plan ("Pension Plan") which covers certain salaried and non-union hourly employees. Participants accrued benefits either based on certain formulas, the participant's compensation prior to retirement or plan specified amounts for each year of service. Benefits are frozen under the Pension Plan. Annual funding contributions to the Pension Plan are made as recommended by consulting actuaries based upon the Employee Retirement Income Security Act of 1974, as amended ("ERISA") funding standards. Funding decisions also consider certain funded status thresholds defined by the Pension Protection Act of 2006. We contributed $17.0 million in minimum contributions to the Pension Plan in 2025 and expect to contribute $23.1 million in 2026. Refer to Note 17 to the Consolidated Financial Statements for further disclosures related to the Pension Plan and the related obligation.

DCMWC Reauthorization Process

In January 2025, the DOL published a final rule revising the requirements and procedures for authorizing operators to self-insure their liabilities under the Black Lung Benefits Act (the "2025 Final Rule"), and we anticipate it would require a substantial increase in the collateral required to secure self-insured federal black lung obligations. Under the 2025 Final Rule's 100% minimum collateral requirement, if this requirement is not modified or stayed through legal action, we estimate we would be required to provide approximately $80.0 million to $100.0 million of collateral to secure certain of our black lung obligations. The 2025 Final Rule permits us to use combinations of letters of credit, surety bonds, and cash to meet the collateral requirement. We received a letter from the Division of Coal Mine Workers' Compensation ("DCMWC") dated January 14, 2025, outlining the new procedures and application process for authorizing operators to self-insure under the new regulation. The letter outlined authorization form requirements and provided a 60-day period for the submission of the required documents. Subsequently, on February 20, 2025, we received a letter from the DCMWC stating that the 60-day deadline to provide information was no longer applicable and no information was required to be submitted at this time. DCMWC stated that additional guidance would be provided in due course after consultation with new DOL leadership. We continue to evaluate the potential impact of the 2025 Final Rule and await further communication from the DCMWC.

New York State Act

In December 2024, the state of New York adopted the Climate Change Superfund Act, purporting to impose significant, ongoing cash charges upon a variety of companies involved in the production and use of fossil fuels, including our company (the "Act"). Other states have adopted or are contemplating adopting similar laws.

We believe that the new law is unconstitutional under the U.S. Constitution. In February 2025, we, along with numerous U.S. states and other entities involved in the fossil fuel industry, filed a complaint against the attorney general of New York and other New York officials. The complaint was filed in the federal district court for the Northern District of New York and requests that the court (a) declare that the Act is preempted by federal statutes and otherwise violates the U.S. Constitution, (b) declare that the Act is unenforceable, and (c) enjoin the state of New York and its officials from taking any action to implement or enforce the Act. On May 1, 2025, the U.S. Department of Justice and the Environmental Protection Agency filed a similar complaint against the State of New York, Kathleen Hochul in her capacity as Governor, Letitia James in her capacity as New York Attorney General and Amanda Lefton in her capacity as Acting Commissioner of the New York Department of Environmental Conservation in the Southern District of New York, requesting that the court declare the Act unconstitutional and permanently enjoin its implementation or enforcement.

Although we believe that the Act is very unlikely to be upheld, the outcome cannot be predicted with certainty. If the Act, or similar acts adopted in other U.S. states, were upheld, our liquidity would be materially, adversely affected.

Respirable Crystalline Silica Final Rule

In April 2024, MSHA issued its final rule, Lowering Miners' Exposure to Respirable Crystalline Silica and Improving Respiratory Protection, to reduce miner exposures to respirable crystalline silica and improve respiratory protection for all airborne hazards. The final rule lowers the permissible exposure limit of respirable crystalline silica at 50 micrograms per cubic meter of air (μg/m3) for a full shift exposure, calculated as an 8-hour time weighted average, for all miners. The final rule also includes other requirements to protect miner health and update existing respiratory protection requirements. For coal mine operators, the deadline for compliance with the new rule was April 14, 2025. On April 4, 2025, however, the U.S. Court of Appeals for the Eighth Circuit ("Court") granted a temporary administrative stay of the enforcement of the final rule and is now considering whether to block enforcement permanently or allow enforcement to begin. In a filing with the Court in late 2025, MSHA indicated its intent to review and potentially modify portions of the rules at issue. Our compliance with these or any other new health and safety regulations could increase our mining costs substantially. Further, if we were ever found to be in violation of these regulations, we could face penalties or restrictions that may materially and adversely affect our operations, financial results and liquidity.

Climate Effect Disclosures

In March 2024, the Securities and Exchange Commission ("SEC") adopted new rules requiring issuers to disclose certain climate-related information beginning in 2025. Shortly following their release, the rules were stayed by a federal court. The SEC subsequently stayed the rules pending resolution of ongoing litigation. In March 2025, the SEC voted to end its legal defense of the rules, and litigation has been suspended by the Eighth Circuit until the SEC informs the court whether it intends to reconsider the rules under administrative procedures or whether the SEC will renew its defense of the rules. We cannot be certain whether or when these rules will take effect or what form they may ultimately take. It is therefore not presently possible to estimate reliably the potential effects of the rules upon us, including the potential costs associated with compliance.

Share Repurchase Program

Refer to Note 7 to the Consolidated Financial Statements and "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for information on the share repurchase program and the shares repurchased during the current period.

Dividend Program

Refer to Note 7 to the Consolidated Financial Statements for information related to our dividend program.

Cash Flows

Cash, cash equivalents, and restricted cash decreased by $111.3 million and increased by $220.0 million and $28.7 million over the years ended December 31, 2025, 2024, and 2023, respectively. The net change in cash, cash equivalents, and restricted cash was attributable to the following:

		Year Ended December 31,				
		2025		**2024**		**2023**
Cash flows (in thousands):						
Net cash provided by operating activities	$	144,926	$	579,919	$	851,159
Net cash used in investing activities		(203,975)		(230,986)		(166,000)
Net cash used in financing activities		(52,227)		(128,897)		(656,428)
Net (decrease) increase in cash and cash equivalents and restricted cash	$	(111,276)	$	220,036	$	28,731

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2025 decreased compared to the prior year primarily due to a reduction in Met segment non-GAAP coal margin as discussed above in "Results of Operations". In addition, the prior year period benefited from a significant decline in inventory and accounts receivable levels due primarily to the substantial weakening in metallurgical coal demand and pricing levels that occurred during that period.

Net cash provided by operating activities for the year ended December 31, 2024 decreased compared to the year ended December 31, 2023 primarily due to a reduction in Met non-GAAP coal margin, partially offset by changes in operating assets and liabilities. Operating assets and liabilities fluctuated as the prior year period was negatively impacted by significant increases in accounts receivable and inventory and the final payment of our contingent revenue obligation, partially offset by a reduction in the amount held on deposit for the payment of dividends.

Investing Activities. The decrease in net cash used in investing activities for the year ended December 31, 2025 compared to the prior year period was primarily related to a reduction in the level of capital expenditures, partially offset by purchases of short-term investments in the current year period to improve yield on existing cash balances. In recent years, capital expenditures were above routine maintenance levels as we invested in upgrading and improving facilities and equipment and the development of new mines. Capital expenditures for 2025 are lower given the significant expenditures in prior years combined with the temporary idling of our Checkmate mine in the fourth quarter of 2024 and an increased focus on cost control given decreases in metallurgical coal prices.

Net cash used in investing activities for the year ended December 31, 2024 increased compared to the year ended December 31, 2023 despite a lower level of capital expenditures, as the prior year period benefited from a higher level of net proceeds from investment security activity. The increased level of net proceeds from investment security activity in the prior year period was primarily due to the liquidation of certain marketable securities to facilitate the transfer of funds to another financial institution.

Financing Activities. The decrease in net cash used in financing activities for the year ended December 31, 2025 compared to the prior year period was driven by a reduction in common shares repurchased upon the vesting of stock grants as well as a reduction in the level of common stock repurchased under our share repurchase program, which was suspended from March 2024 until August 2025.

Net cash used in financing activities for the year ended December 31, 2024 decreased compared to the year ended December 31, 2023, driven by a significant reduction in level of stock repurchases made under our share repurchase program as well as a reduction in dividends paid due to the payment of a one-time special dividend in the prior year period and the cessation of our fixed dividend program in the fourth quarter of 2023.

Analysis of Material Debt Covenants

We are in compliance with all covenants under the ABL Agreement as of December 31, 2025, including the requirement that we maintain minimum liquidity, as defined in the ABL Agreement, of $75.0 million. A breach of the covenants in the ABL Agreement could result in a default under the terms of such agreement, and the respective lenders could then elect to declare any amounts borrowed due and payable and require outstanding LCs to be cash collateralized. In addition, a default under the terms of the agreement would inhibit our ability to make certain restricted payments, as defined in the ABL Agreement, including our ability to repurchase shares of our common stock.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other factors and assumptions, including the current economic environment, that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis and adjust such estimates and assumptions as facts and circumstances require. Foreign currency and energy markets, and fluctuations in demand for steel products have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results may differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Reclamation. Our asset retirement obligations arise from the federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, sealing portals at deep mines, and the treatment of water. We determine the future cash flows necessary to satisfy our reclamation obligations on a permit-by-permit basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage, cost estimates, and assumptions regarding productivity. We are also faced with increasingly stringent environmental regulation, much of which is beyond our control, which could increase our costs and materially increase our asset retirement obligations. Estimates of disturbed acreage are determined based on approved mining plans and related engineering data. Cost estimates are based upon third-party costs. Productivity assumptions are based on historical experience with the equipment that is expected to be utilized in the reclamation activities. Our asset retirement obligations are initially recorded at fair value. In order to determine fair value, we use assumptions including a discount rate and third-party costs. Each is discussed further below:

- *Discount Rate.* Asset retirement obligations are initially recorded at fair value. We utilize discounted cash flow techniques to estimate the fair value of our obligations. We base our discount rate on the rates of treasury bonds with maturities similar to expected mine lives and adjust for our credit standing as necessary after considering funding and assurance provisions. Changes in our credit standing could have a material impact on our asset retirement obligations.

- *Third-Party Costs.* The measurement of an obligation at fair value is based upon the amount a third party would demand to perform the obligation. Because we plan to perform a significant amount of the reclamation activities with internal resources, our estimates of third-party costs includes their margin. We base our estimates of third-party costs upon our historical experience with contractors performing similar types of reclamation activities. To the extent we carry out reclamation activities using internal resources, our estimates of third-party costs will result in a recorded obligation that is potentially greater than our estimates. If our cost estimates are accurate, the excess of the recorded obligation over the cost incurred to perform the work will be recorded as a reduction to Depreciation, depletion and amortization within our Consolidated Statements of Operations at the time that reclamation work is completed.

On at least an annual basis, we review our reclamation liabilities and make necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to cost estimates and productivity assumptions to reflect current experience and updated plans. At December 31, 2025, we had recorded asset retirement obligation liabilities of $227.4 million, including amounts reported as current. While the precise amount of these future costs cannot be determined with certainty, as of December 31, 2025, we estimate that the aggregate undiscounted cost of final mine closures is approximately $497.8 million. Refer to Note 14 to the Consolidated Financial Statements for reclamation disclosures including a table summarizing the changes in asset retirement obligations for the years ended December 31, 2025 and 2024.

Retirement Plans. We have a non-contributory defined benefit retirement Pension Plan covering certain of our salaried and non-union hourly employees, all of which are frozen. Benefits are based on either the employee's compensation prior to retirement or stated amounts for each year of service with us. Funding of the Pension Plan is in accordance with requirements of ERISA, and our contributions can be deducted for federal income tax purposes. We contributed $17.0 million to our Pension Plan for the year ended December 31, 2025. For the year ended December 31, 2025, we recorded a net periodic benefit cost of $5.2 million for our Pension Plan and have recorded a net obligation of $87.3 million which is net of assets of $370.1 million. Refer to Note 17 to the Consolidated Financial Statements for disclosures summarizing the changes in this projected benefit obligation for the years ended December 31, 2025 and 2024.

The calculation of the net periodic benefit cost (credit) and projected benefit obligation associated with our Pension Plan requires the use of a number of assumptions, which are used by our independent actuaries to make the underlying calculations. Refer to Note 17 to the Consolidated Financial Statements for a summary of these assumptions and additional disclosures related to our Pension Plan. Changes in these assumptions can result in different net periodic benefit expense and liability amounts, and actual experience can differ from the assumptions.

- The expected long-term rate of return on plan assets is an assumption of the rate of return on plan assets reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. We establish the expected long-term rate of return on plan assets at the beginning of each fiscal year based upon historical returns and projected returns on the underlying mix of invested assets. The Pension Plan investment targets are 50% equity securities and 50% fixed income funds. Refer to Note 17 to the Consolidated Financial Statements for additional disclosures on this assumption. Investments are rebalanced on a periodic basis to stay within these targeted guidelines. The expected long-term rate of return on plan assets assumption used to determine net periodic benefit cost was 5.70% for the year ended December 31, 2025. The expected long-term rate of return on plan assets assumption to be used in 2026 is expected to be 5.70%. Any difference between the actual experience and the assumed experience is deferred as an unrecognized actuarial gain or loss and amortized into expense in future periods.

- The discount rate represents our estimate of the interest rate at which pension benefits could be effectively settled. Assumed discount rates are used in the measurement of the projected and accumulated benefit obligations and the interest cost component of the net periodic benefit cost. In estimating that rate, we use rates of return on high quality, fixed income investments. The weighted average discount rate used to determine the pension benefit obligation was 5.44% for the year ended December 31, 2025. The differences resulting from actual versus assumed discount rates are amortized into pension net periodic benefit cost (credit) over the remaining average life of the active plan participants. A one percentage-point increase in the discount rate would increase the net periodic pension cost for the year ended December 31, 2025 by approximately $1.6 million and decrease the projected benefit obligation as of December 31, 2025 by approximately $43.0 million. The corresponding effects of a one percentage-point decrease in discount rate would decrease the net periodic pension cost for the year ended December 31, 2025 by approximately $2.1 million and increase the projected benefit obligation as of December 31, 2025 by approximately $51.6 million.

Coal Workers' Pneumoconiosis. We are required by federal and state statues to provide benefits to employees for awards related to coal workers' pneumoconiosis disease (black lung). Certain of our subsidiaries are insured for black lung benefit obligations by a third-party insurance provider and certain subsidiaries are self-insured for black lung benefit obligations and may fund certain benefit payments through a Section 501(c)(21) tax-exempt trust fund. Provisions are made for estimated benefits based on annual evaluations prepared by independent actuaries. Charges are made to operations for self-insured black lung claims, as determined by an independent actuary at the present value of the actuarially computed liability for such benefits over the employee's applicable term of service. These actuarially determined liabilities use various actuarial assumptions, including the discount rate, future cost trends, demographic assumptions, and return on plan assets to estimate the costs and obligations for these items.

- The discount rate represents our estimate of the interest rate at which black lung benefit obligations could be effectively settled. Assumed discount rates are used in the measurement of the black lung benefit obligations and the interest cost and service cost components of the net periodic benefit cost. In estimating that rate, we use rates of return on high quality, fixed income investments. The weighted average discount rate used to determine black lung benefit obligations was 5.46% for the year ended December 31, 2025. The differences resulting from actual versus assumed discount rates are amortized into black lung net periodic benefit cost over the remaining average life of the active plan participants. A one percentage-point increase in the discount rate would increase the net periodic black lung benefit cost for the year ended December 31, 2025 by approximately $0.5 million and decrease the projected benefit obligation as of December 31, 2025 by approximately $11.9 million. The corresponding effects of a one percentage-point decrease in discount rate would decrease the net periodic black lung benefit cost for the year ended

December 31, 2025 by approximately $0.6 million and increase the projected benefit obligation as of December 31, 2025 by approximately $14.3 million.

If our assumptions do not materialize as expected, actual cash expenditures and costs that we incur could differ materially from our current estimates. Moreover, regulatory changes could affect our obligation to satisfy these or additional obligations. As of December 31, 2025, we had estimated black lung benefit obligations of approximately $130.6 million, including amounts reported as current, which are net of assets of $2.8 million that are held in a tax-exempt trust fund. As of December 31, 2025, we had $102.2 million of restricted cash collateral and $13.1 million of letters of credit securing these obligations. For the year ended December 31, 2025, we recorded a net periodic benefit cost of $12.2 million for our black lung benefit obligations. Refer to Note 17 to the Consolidated Financial Statements for disclosures summarizing these underlying assumptions and the changes in these projected benefit obligations for the years ended December 31, 2025 and 2024.

Income Taxes. We recognize deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating our ability to recover our deferred tax assets within the jurisdiction in which they arise, we consider all available positive and negative evidence, including the expected reversals of deferred tax liabilities, projected future taxable income, taxable income available via carryback to prior years, tax planning strategies, and results of recent operations. We assess the realizability of our deferred tax assets, including scheduling the reversal of our deferred tax assets and liabilities, to determine the amount of valuation allowance needed. Scheduling the reversal of deferred tax asset and liability balances requires judgment and estimation. We believe the deferred tax liabilities relied upon as future taxable income in our assessment will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets that will be realized. At December 31, 2025, a valuation allowance of $3.2 million has been provided on deferred tax assets not expected to provide future tax benefits. Refer to Note 16 to the Consolidated Financial Statements for additional disclosures on income taxes.

For a further discussion of the factors that could result in a change in our assumptions, refer to "Item 1A. Risk Factors" and our other filings with the Securities and Exchange Commission.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Commodity Price Risk

We manage our commodity price risk for coal sales through the use of coal supply agreements. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations" for information on our sales commitments for 2026.

We have exposure to commodity price risk for supplies that are used directly or indirectly in the normal course of production such as diesel fuel, steel and other items such as explosives. We manage our risk for these items through strategic sourcing contracts in normal quantities with our suppliers.

The market price of diesel fuel fluctuates due to changes in production, seasonality, and other market factors generally outside of our control. Increased fuel costs may have a negative impact on our results of operations and financial condition. We expect to purchase approximately 22.0 million gallons of diesel fuel in 2026 at market rates given the current outlook of diesel fuel pricing.

Interest Rate Risk

As of December 31, 2025, we maintain a senior secured asset-based revolving credit facility, under which we may borrow up to $225.0 million (less amounts outstanding for LCs). Any cash borrowings under the facility would bear a floating rate of interest. No cash borrowings were outstanding under the facility as of December 31, 2025 or 2024. Refer to Note 13 to the Consolidated Financial Statements for additional information.

As of December 31, 2025 and 2024, we had investments in trading securities of $83.9 million and $43.1 million respectively, primarily consisting of U.S. government securities. While the fair value of these investments is exposed to risk with respect to changes in market rates of interest, we do not believe exposure to changes in interest rates is material to our Consolidated Financial Statements. We manage risk by investing in shorter term highly rated debt obligations. As of December 31, 2025 and 2024, the remaining maturities of our acquired debt securities was less than 12 months.

Foreign Currency Risk

Our transactions are denominated in U.S. dollars, and, as a result, we do not have material exposure to currency exchange-rate risks. However, our coal is sold internationally in U.S. dollars and, as a result, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide our foreign competitors with a competitive advantage. If our competitors' currencies decline against the U.S. dollar or against our foreign customers' local currencies, those competitors may be able to offer lower prices for coal to customers. Furthermore, if the currencies of our overseas customers were to significantly decline in value in comparison to the U.S. dollar, those customers may seek decreased prices for the coal we sell to them. Consequently, currency fluctuations could adversely affect the competitiveness of our coal in international markets, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Item 8. *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Alpha Metallurgical Resources, Inc.

Opinions on the Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Alpha Metallurgical Resources, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively, the financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Basis for Opinions
The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Asset Retirement Obligations

As described in Notes 2 and 14 to the consolidated financial statements, the Company's consolidated asset retirement obligation was $227 million as of December 31, 2025. The Company records the asset retirement obligation at fair value in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. Changes to the liability at operations that are not currently being reclaimed are offset by increasing or decreasing the carrying amount of the related long-lived asset. Changes to the liability at operations that are currently being reclaimed are recorded to depreciation, depletion, and amortization. On at least an annual basis the Company reviews its estimated future cash flows for its asset retirement obligation.

We identified the valuation of the asset retirement obligation as a critical audit matter because the estimate involves a high degree of subjectivity and auditing the significant assumptions utilized by management in estimating the amount of the liability requires judgment. In particular, the obligation is determined using a discounted cash flow technique and is based upon mining permit requirements and various assumptions including discount rates, inflation rate, estimates of disturbed acreage, timing of reclamation activities, and third-party reclamation costs.

Our audit procedures related to the Company's asset retirement obligation included the following, among others:

- We obtained an understanding of the relevant controls related to the Company's accounting for the asset retirement obligation, and tested such controls for design and operating effectiveness, including controls over management's review of the significant assumptions and data inputs described above.

- We compared significant valuation assumptions including the discount rates and inflation rate to market data and utilized a valuation specialist to assist in testing the Company's discounted cash flow model.

- We compared the estimates of disturbed acreage, timing of reclamation activities, and third-party reclamation costs to the prior year estimates, assessed consistency between timing of reclamation activities and projected mine lives, evaluated the appropriateness of the estimated costs based on mine type, and compared anticipated costs to recent operating data.

- We utilized an external specialist who performed observations of mine site operations, conducted interviews of engineering personnel, assessed compliance with mine closure and post closure plan regulatory requirements, and evaluated the reasonableness of the engineering estimates and assumptions.

/s/ RSM US LLP

We have served as the Company's auditor since 2020.

Charlotte, North Carolina
February 27, 2026

ALPHA METALLURGICAL RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

		Year Ended December 31,				
		2025		2024		2023
Revenues:						
Coal revenues	$	2,122,605	$	2,946,579	$	3,456,630
Other revenues		6,876		10,706		14,787
Total revenues		2,129,481		2,957,285		3,471,417
Costs and expenses:						
Cost of coal sales (exclusive of items shown separately below)		1,924,691		2,451,601		2,356,138
Depreciation, depletion and amortization		174,524		167,331		136,869
Accretion on asset retirement obligations		22,126		25,050		25,500
Amortization of acquired intangibles		5,427		6,700		8,523
Selling, general and administrative expenses (exclusive of depreciation, depletion and amortization shown separately above)		60,158		74,000		82,390
Other operating loss (income)		3,921		4,749		(1,088)
Total costs and expenses		2,190,847		2,729,431		2,608,332
(Loss) income from operations		(61,366)		227,854		863,085
Other (expense) income:						
Interest expense		(3,019)		(3,811)		(6,923)
Interest income		15,466		18,208		11,933
Loss on extinguishment of debt		—		—		(2,753)
Equity loss in affiliates		(24,867)		(20,302)		(18,263)
Miscellaneous expense, net		(13,673)		(11,199)		(1,620)
Total other expense, net		(26,093)		(17,104)		(17,626)
(Loss) income before income taxes		(87,459)		210,750		845,459
Income tax benefit (expense)		25,772		(23,171)		(123,503)
Net (loss) income	$	(61,687)	$	187,579	$	721,956
Basic (loss) income per common share	$	(4.75)	$	14.41	$	51.18
Diluted (loss) income per common share	$	(4.75)	$	14.28	$	49.30
Weighted average shares - basic		12,996,148		13,013,469		14,106,466
Weighted average shares - diluted		12,996,148		13,134,806		14,642,856

Refer to accompanying Notes to Consolidated Financial Statements.

ALPHA METALLURGICAL RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Amounts in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net (loss) income	$ (61,687)	$ 187,579	$ 721,956
Other comprehensive (loss) income, net of tax:			
Employee benefit plans:			
Current period actuarial loss	$ (18,880)	$ (16,659)	$ (34,205)
Income tax benefit	4,114	3,696	7,588
	$ (14,766)	$ (12,963)	$ (26,617)
Less: reclassification adjustments for amounts reclassified to earnings due to amortization of net actuarial loss (gain) and settlements	5,645	4,457	(2,324)
Income tax (expense) benefit	(1,230)	(989)	516
	$ 4,415	$ 3,468	$ (1,808)
Total other comprehensive loss, net of tax	$ (10,351)	$ (9,495)	$ (28,425)
Total comprehensive (loss) income	$ (72,038)	$ 178,084	$ 693,531

Refer to accompanying Notes to Consolidated Financial Statements.

ALPHA METALLURGICAL RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 365,974	$ 481,578
Short-term investments	49,582	—
Trade accounts receivable, net of allowance for credit losses of $2,519 and $2,396 as of December 31, 2025 and 2024, respectively	278,620	362,141
Inventories, net	193,000	169,269
Prepaid expenses and other current assets	31,132	23,681
Total current assets	918,308	1,036,669
Property, plant, and equipment, net of accumulated depreciation and amortization of $774,101 and $667,260 as of December 31, 2025 and 2024, respectively	621,866	634,871
Owned and leased mineral rights, net of accumulated depletion and amortization of $150,616 and $124,965 as of December 31, 2025 and 2024, respectively	416,944	443,467
Other acquired intangibles, net of accumulated amortization of $43,072 and $41,444 as of December 31, 2025 and 2024, respectively	34,452	39,879
Long-term restricted cash	126,911	122,583
Long-term restricted investments	34,356	43,131
Deferred income taxes	8,087	6,516
Other non-current assets	119,702	111,592
Total assets	$ 2,280,626	$ 2,438,708
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 3,575	$ 2,916
Trade accounts payable	66,169	96,633
Accrued expenses and other current liabilities	135,778	151,560
Total current liabilities	205,522	251,109
Long-term debt	9,841	2,868
Workers' compensation and black lung obligations	190,965	182,961
Pension obligations	87,317	100,597
Asset retirement obligations	204,745	189,805
Deferred income taxes	15,433	40,486
Other non-current liabilities	21,308	21,385
Total liabilities	735,131	789,211
Commitments and Contingencies (Note 20)		
Stockholders' Equity		
Preferred stock - par value $0.01, 5,000,000 shares authorized, none issued	—	—
Common stock - par value $0.01, 50,000,000 shares authorized, 22,437,379 issued and 12,805,909 outstanding at December 31, 2025 and 22,383,325 issued and 13,016,390 outstanding at December 31, 2024	224	224
Additional paid-in capital	852,030	839,804
Accumulated other comprehensive loss	(60,433)	(50,082)
Treasury stock, at cost: 9,631,470 shares at December 31, 2025 and 9,366,935 shares at December 31, 2024	(1,341,027)	(1,296,916)
Retained earnings	2,094,701	2,156,467
Total stockholders' equity	1,545,495	1,649,497
Total liabilities and stockholders' equity	$ 2,280,626	$ 2,438,708

Refer to accompanying Notes to Consolidated Financial Statements.

ALPHA METALLURGICAL RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating activities:			
Net (loss) income	$ (61,687)	$ 187,579	$ 721,956
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation, depletion and amortization	174,524	167,331	136,869
Amortization of acquired intangibles	5,427	6,700	8,523
Loss on extinguishment of debt	—	—	2,753
Loss (gain) on disposal of assets, net	1,044	(169)	(6,817)
Accretion on asset retirement obligations	22,126	25,050	25,500
Employee benefit plans, net	23,397	14,551	8,376
Deferred tax (benefit) expense	(23,740)	5,563	39,722
Stock-based compensation	13,598	12,318	19,017
Equity loss in affiliates	24,867	20,302	18,263
Other, net	(1,449)	1,905	1,584
Changes in operating assets and liabilities			
Trade accounts receivable, net	83,399	145,379	(102,477)
Inventories, net	(21,495)	64,203	(27,900)
Prepaid expenses and other current assets	(3,128)	14,658	7,596
Deposits	183	408	80,729
Other non-current assets	356	1,199	3,837
Trade accounts payable	(29,141)	(19,339)	15,666
Accrued expenses and other current liabilities	(10,825)	(5,972)	(9,087)
Acquisition-related obligations	—	—	(28,254)
Workers' compensation and black lung obligations	(19,959)	(18,660)	(19,969)
Pension obligations	(16,966)	(12,320)	(25,011)
Asset retirement obligations	(14,721)	(27,903)	(19,189)
Other non-current liabilities	(884)	(2,864)	(528)
Net cash provided by operating activities	144,926	579,919	851,159
Investing activities:			
Capital expenditures	(127,153)	(198,848)	(245,373)
Capital contributions to equity affiliates	(38,146)	(32,504)	(30,812)
Proceeds from disposal of assets	265	1,029	8,173
Cash paid for business acquired	—	—	(11,919)
Purchases of investment securities	(106,157)	(48,730)	(207,065)
Sales and maturities of investment securities	67,165	48,036	320,961
Other, net	51	31	35
Net cash used in investing activities	(203,975)	(230,986)	(166,000)
Financing activities:			
Principal repayments of long-term debt	(1,965)	(2,243)	(2,314)
Dividend and dividend equivalents paid	(415)	(3,077)	(113,013)
Common stock repurchases and related expenses	(45,155)	(122,299)	(540,071)
Other, net	(4,692)	(1,278)	(1,030)
Net cash used in financing activities	(52,227)	(128,897)	(656,428)
Net (decrease) increase in cash and cash equivalents and restricted cash	(111,276)	220,036	28,731

Cash and cash equivalents and restricted cash at beginning of period		604,161		384,125	355,394
Cash and cash equivalents and restricted cash at end of period	$	492,885	$	604,161	$ 384,125

Supplemental cash flow information:					
Cash paid for interest	$	1,868	$	2,662	$ 5,207
Cash paid for income taxes (net of refunds received)	$	2,118	$	8,379	$ 79,191
Supplemental disclosure of noncash investing and financing activities:					
Financing leases and capital financing - equipment	$	12,057	$	1	$ 3,195
Accrued capital expenditures	$	14,272	$	15,523	$ 25,004
Accrued common stock repurchases and stock repurchase excise tax	$	327	$	—	$ 8,118
Accrued dividend payable	$	88	$	424	$ 2,863

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows.

	As of December 31,					
		2025		**2024**		**2023**
Cash and cash equivalents	$	365,974	$	481,578	$	268,207
Long-term restricted cash		126,911		122,583		115,918
Total cash and cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$	492,885	$	604,161	$	384,125

Refer to accompanying Notes to Consolidated Financial Statements.

ALPHA METALLURGICAL RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Treasury Stock at Cost	Retained Earnings	Total Stockholders' Equity
Balances, December 31, 2022	$ 217	$ 815,442	$ (12,162)	$ (649,061)	$ 1,275,319	$ 1,429,755
Net income	—	—	—	—	721,956	721,956
Other comprehensive loss, net	—	—	(28,425)	—	—	(28,425)
Stock-based compensation, issuance of common stock for share vesting, and common stock reissuances	2	12,127	—	6,888	—	19,017
Exercise of stock options	—	225	—	—	—	225
Common stock repurchases and related expenses	—	—	—	(547,542)	—	(547,542)
Warrants exercises	2	6,688	—	—	—	6,690
Cash dividend and dividend equivalents declared ($1.940 per share)	—	—	—	—	(27,748)	(27,748)
Balances, December 31, 2023	$ 221	$ 834,482	$ (40,587)	$(1,189,715)	$ 1,969,527	$ 1,573,928
Net income	—	—	—	—	187,579	187,579
Other comprehensive loss, net	—	—	(9,495)	—	—	(9,495)
Stock-based compensation, issuance of common stock for share vesting, and common stock reissuances	3	5,322	—	6,993	—	12,318
Common stock repurchases and related expenses	—	—	—	(114,194)	—	(114,194)
Dividend equivalents	—	—	—	—	(639)	(639)
Balances, December 31, 2024	$ 224	$ 839,804	$ (50,082)	$(1,296,916)	$ 2,156,467	$ 1,649,497
Net loss	—	—	—	—	(61,687)	(61,687)
Other comprehensive loss, net	—	—	(10,351)	—	—	(10,351)
Stock-based compensation, issuance of common stock for share vesting, and common stock reissuances	—	12,226	—	1,372	—	13,598
Common stock repurchases and related expenses	—	—	—	(45,483)	—	(45,483)
Dividend equivalents	—	—	—	—	(79)	(79)
Balances, December 31, 2025	$ 224	$ 852,030	$ (60,433)	$(1,341,027)	$ 2,094,701	$ 1,545,495

Refer to accompanying Notes to Consolidated Financial Statements.

(1) Business and Basis of Presentation

Business

Alpha Metallurgical Resources, Inc. ("Alpha" or the "Company") is a Tennessee-based mining company with operations across Virginia and West Virginia. With customers across the globe, high-quality reserves and significant port capacity, Alpha is a leading U.S. supplier of metallurgical coal products for the steel industry.

The Company, previously named Contura Energy, Inc., began operations on July 26, 2016 and was formed to acquire and operate certain of Alpha Natural Resources, Inc.'s core coal operations, as part of the Alpha Natural Resources, Inc. bankruptcy reorganization. A merger with ANR, Inc. and Alpha Natural Resources Holdings, Inc. (together, the "Merger Companies") was completed on November 9, 2018 (the "Merger") pursuant to terms of the definitive merger agreement (the "Merger Agreement"). Upon the consummation of the transactions contemplated by the Merger Agreement, the Company began trading on the New York Stock Exchange. Effective February 1, 2021, the Company changed its corporate name to Alpha Metallurgical Resources, Inc. to more accurately reflect its strategic focus on the production of metallurgical coal.

Basis of Presentation

Together, the consolidated statements of operations, comprehensive (loss) income, balance sheets, cash flows and stockholders' equity for the Company are referred to as the "Consolidated Financial Statements." The Consolidated Financial Statements are also referenced across periods as "Consolidated Statements of Operations," "Consolidated Statements of Comprehensive (Loss) Income," "Consolidated Balance Sheets," "Consolidated Statements of Cash Flows," and "Consolidated Statements of Stockholders' Equity."

The Consolidated Financial Statements include all wholly owned subsidiaries' results of operations for the years ended December 31, 2025, 2024, and 2023. All significant intercompany transactions have been eliminated in consolidation.

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company's Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include inventories; mineral reserves and resources; long-lived asset impairments; reclamation obligations; post-employment and other employee benefit obligations; useful lives, depletion and amortization; reserves for workers' compensation and black lung claims; deferred income taxes; income taxes payable; income taxes refundable and receivable; reserves for contingencies and litigation; and fair value of financial instruments. Estimates are based on facts and circumstances believed to be reasonable at the time; however, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with reputable depository institutions and highly liquid, short-term investments, such as highly-rated money market funds, with original maturities of three months or less. Cash and cash equivalents are stated at cost, which approximates fair value.

Restricted Cash

Amounts included in restricted cash represent cash and cash equivalents that are restricted as to withdrawal as required by certain agreements entered into by the Company and provide collateral to secure the certain obligations which have been written on the Company's behalf. Refer to Note 20 for further information.

Investments

Short-term investments, with maturities of twelve months or less, consist of U.S government securities. Restricted investments consist of U.S. government securities that are restricted as to withdrawal as required by certain agreements entered into by the Company and provide collateral to secure certain obligations which have been written on the Company's behalf.

All investments are classified as trading securities as of December 31, 2025 and 2024. Trading securities are recorded initially at cost and are adjusted to fair value at each reporting period with unrealized gains and losses recorded in current period earnings or loss. Refer to Notes 15 and 20 for further information.

Deposits

Deposits represent cash deposits held at third parties as required by certain agreements entered into by the Company to provide cash collateral to secure the following obligations which have been written on the Company's behalf. Refer to Note 20 for further information.

Trade Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at their invoiced amounts and do not bear interest. The Company markets its coal primarily to international and domestic steel producers and electric utilities in the United States. Credit is extended based on an evaluation of a customer's financial condition, including a review of third-party credit score information. Collateral is generally not required. Accounts receivable balances are monitored against approved credit limits. Credit limits are monitored and adjusted as considered necessary based on changes to a customer's credit profile. If a customer's credit deteriorates, the Company may reduce credit risk exposure by reducing credit limits, obtaining letters of credit ("LCs"), obtaining credit insurance, or requiring pre-payment for shipments. Credit losses have historically not been material. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Refer to Note 21 for further information.

Inventories

Coal is reported as inventory at the point in time the coal is extracted from the mine. Raw coal represents coal stockpiles that may be sold in current condition or may be further processed prior to shipment to a customer. Saleable coal represents coal stockpiles that require no further processing prior to shipment to a customer.

Coal inventories are valued at the lower of average cost or net realizable value. The cost of coal inventories is determined based on the average cost of production, which includes labor, supplies, equipment costs, operating overhead, depreciation, and other related costs. Net realizable value considers the projected future sales price of the product, less estimated preparation and selling costs. Material and supplies inventories are valued at average cost, less an allowance for obsolete and surplus items. Refer to Note 6 for further information.

Advanced Mining Royalties

Lease rights to coal reserves are often acquired in exchange for royalty payments. Advanced mining royalties are advanced payments made to lessors under terms of mineral lease agreements that are recoupable against future production royalties. These advanced payments are deferred and charged to operations as the coal reserves are mined. The Company regularly reviews recoverability of advanced mining royalties and establishes or adjusts the allowance for advanced mining royalties as necessary using the specific identification method. Advanced royalty balances are generally charged off against the allowance when they are no longer recoupable. Advanced mining royalties are included within Other non-current assets on the Company's Consolidated Balance Sheets. Refer to Note 9 for further information.

Property, Plant, and Equipment, Net

Costs for mine development incurred to expand capacity of operating mines or to develop new mines are capitalized and charged to operations on the units-of-production method over the estimated proven and probable reserve tons directly benefiting from the capital expenditures. Mine development costs include costs incurred for site preparation and development of the mines during the development stage less any incidental revenue generated during the development stage. Mining equipment,

(Amounts in thousands except share and per share data)

buildings, and other fixed assets are stated at cost and depreciated on a straight-line basis over estimated useful lives ranging from one to 25 years. Leasehold improvements are amortized using the straight-line method, over the shorter of the estimated useful lives or term of the lease. Major repairs and betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are expensed as incurred. When equipment is retired or disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposal is recognized in Other operating loss (income) in the Company's Consolidated Statements of Operations. Refer to Note 8 for further information.

Owned and Leased Mineral Rights

Owned and leased mineral rights, net of accumulated depletion and amortization, for the years ended December 31, 2025 and 2024 were $416,944 and $443,467, respectively, and are reported in assets in the Company's Consolidated Balance Sheets. These amounts include $37,005 and $41,552 of asset retirement obligation assets, net of accumulated amortization, associated with active mining operations for the years ended December 31, 2025 and 2024, respectively.

Costs to obtain owned and leased mineral rights are capitalized and amortized to operations as depletion expense using the units-of-production method. Only proven and probable reserves are included in the depletion base. Depletion expense is included in Depreciation, depletion and amortization in the Consolidated Statements of Operations and was $22,258, $28,075, and $23,944 for the years ended December 31, 2025, 2024, and 2023 respectively.

Depletion expense for the years ended December 31, 2025, 2024, and 2023 includes a credit of ($6,137), an expense of $961, and a credit of ($34), respectively, related to revisions to asset retirement obligations. Refer to Note 14 for further disclosures related to asset retirement obligations.

Leases

In accordance with Accounting Standards Codification ("ASC") 842 Lease Accounting ("ASC 842"), the Company recognizes right of use assets and lease liabilities on the Consolidated Balance Sheets for all leases with a term longer than 12 months. Some of these leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient to combine these components for all leases. The discount rates used to determine the present value of the lease assets and liabilities are based on the Company's incremental borrowing rate at the lease commencement date and commensurate with the remaining lease term. As the rates implicit in most of the Company's leases are not readily determinable, the Company uses a collateralized incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. The Company uses the portfolio approach and groups leases by short-term and long-term categories, applying the corresponding incremental borrowing rates to these categories of leases. For leases with a term of 12 months or less, no right of use assets or liabilities are recognized on the Consolidated Balance Sheets and the Company recognizes the lease expense on a straight-line basis over the lease term. Additionally, the Company recognizes variable lease payments as an expense in the period incurred. The Company has elected to show net instead of gross amounts for right-of-use assets and liabilities within its Consolidated Statements of Cash Flows. Refer to Note 11 for further information.

Acquired Intangibles

The Company has recognized assets for acquired mine permits which were valued based on the replacement cost and lost profits method as of the Merger date. The balances of such assets are included within Other acquired intangibles, net of accumulated amortization, on the Company's Consolidated Balance Sheets. The acquired mine permits are amortized over the estimated life of the associated mine. Amortization expense is included in Amortization of acquired intangibles in the Consolidated Statements of Operations. Future net amortization expense related to acquired intangibles is expected to be $4,913, $4,837, $4,837, $4,799, $1,342, and $13,724 for 2026, 2027, 2028, 2029, 2030, and after 2030, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable tangible and intangible assets of acquired companies. Goodwill is not amortized; instead, it is tested for impairment annually as of October 31 of each year or more frequently if indicators of impairment exist. Goodwill is included in the Consolidated Balance Sheets as Other Non-Current Assets.

The Company assesses goodwill for impairment on a qualitative basis. If the Company determines that more likely than not the fair value of a reporting unit containing goodwill exceeds its carrying amount, no further impairment testing is required. If the qualitative assessment indicates that an impairment potentially exists, then the Company quantitatively tests goodwill for impairment by comparing the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is lower than its carrying amount, its goodwill is written down by the lesser of the amount by which the reporting units carrying amount exceeded its fair value or its carrying amount of goodwill.

Asset Impairment

Long-lived assets, such as property, plant, and equipment, mineral rights, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset groups may not be recoverable. Recoverability of assets or asset groups to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. Long-lived assets located in a close geographic area are grouped together for purposes of impairment testing when, after considering revenue and cost interdependencies, circumstances indicate the assets are used together to produce future cash flows. The Company's asset groups generally consist of the assets and applicable liabilities of one or more mines and preparation plants and associated coal reserves for which cash flows are largely independent of cash flows of other mines, preparation plants, and associated coal reserves. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, the potential impairment is equal to the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. The Company estimates the fair value of an asset group generally using discounted cash flow analysis based on estimates of future sales volumes, coal prices, production costs, and a risk-adjusted cost of capital. These estimates generally constitute unobservable Level 3 inputs under the fair value hierarchy. The amount of impairment, if any, is allocated to the long-lived assets on a pro-rata basis, except that the carrying value of the individual long-lived assets are not reduced below their estimated fair value.

As of June 30, 2025, due to recent declines in metallurgical coal spot pricing, the Marfork, Power Mountain, Elk Run and Kepler mining complexes were tested for impairment. Estimated future undiscounted cash flows were projected to exceed each complex's respective carrying value and no impairment charges were required.

Asset Retirement Obligations

Minimum standards for mine reclamation have been established by various regulatory agencies and dictate the reclamation requirements at the Company's operations. The Company's asset retirement obligations consist principally of costs to reclaim acreage disturbed at surface operations and estimated costs to reclaim support acreage, treat mine water discharge, and perform other related functions at underground mines. The Company records these reclamation obligations at fair value in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred. Changes to the liability at operations that are not currently being reclaimed are offset by increasing or decreasing the carrying amount of the related long-lived asset. Changes to the liability at operations that are currently being reclaimed are recorded to Depreciation, depletion, and amortization. Over time, the liability is accreted and any capitalized cost is depreciated or depleted over the useful life of the related asset. To settle the liability, the obligation is paid, and any difference between the liability and the amount of cash paid is recorded within Depreciation, depletion and amortization within the Consolidated Statements of Operations at the time the reclamation work is completed. On at least an annual basis, the Company reviews its estimated future cash flows for its asset retirement obligations. Refer to Note 14 for further information.

Income Taxes

The Company recognizes deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating its ability to recover deferred tax assets within the jurisdiction in which they arise, the Company considers all available positive and negative evidence, including the expected reversals of deferred tax liabilities, projected future taxable income, taxable income available via carryback to prior years, tax planning strategies, and results of recent operations. The Company assesses the realizability of its deferred tax assets, including scheduling the reversal of its deferred tax assets and liabilities, to determine the amount of valuation allowance needed. Scheduling the reversal of deferred tax asset and liability balances requires judgment and estimation. The Company believes the deferred tax liabilities relied upon as future taxable income in its assessment will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets that will be realized. Refer to Note 16 for further information.

(Amounts in thousands except share and per share data)

Deferred Financing Costs

The costs to obtain new debt financing or amend existing financing agreements are generally deferred and amortized to interest expense over the life of the related indebtedness or credit facility using the effective interest method. Unamortized deferred financing costs are presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts or premiums. Unamortized deferred financing costs associated with undrawn credit facilities are included in the Consolidated Balance Sheets within Other non-current assets.

Revenue Recognition

In accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"), the Company measures revenue based on the consideration specified in a contract with a customer and recognizes revenue as a result of satisfying its promise to transfer goods or services in a contract with a customer using the following general revenue recognition five-step model: (1) identify the contract; (2) identify performance obligations; (3) determine transaction price; (4) allocate transaction price; and (5) recognize revenue. Freight and handling costs paid to third-party carriers and invoiced to coal customers are recorded as freight and handling costs and freight and handling fulfillment revenues within cost of coal sales and coal revenues, respectively. Refer to Note 3 for further information.

Workers' Compensation and Pneumoconiosis (Black Lung) Benefits

Workers' Compensation

As of December 31, 2025, the Company's subsidiaries generally utilize high-deductible insurance programs for workers' compensation claims at its operations with the exception of certain subsidiaries in which the Company is a qualified self-insurer for workers' compensation obligations. The liabilities for workers' compensation claims are estimates of the ultimate losses incurred based on the Company's experience and include a provision for incurred but not reported losses. Adjustments to the probable ultimate liabilities are made annually based on an actuarial study and adjustments to the liability are recorded based on the results of this study. These short-term and long-term obligations are included in the Consolidated Balance Sheets within Accrued expenses and other current liabilities and Workers' compensation and black lung obligations, respectively, with the related expected insurance receivables within Prepaid expenses and other current assets and Other non-current assets. As of December 31, 2025 and 2024, the workers' compensation liability was net of a discount of $20,968 and $21,587, respectively, related to fair value adjustments associated with acquisition accounting. Refer to Note 17 for further information.

Black Lung Benefits

The Company is required by federal and state statutes to provide benefits to employees for awards related to black lung. As of December 31, 2025, certain of the Company's subsidiaries are insured for black lung obligations by a third-party insurance provider and certain subsidiaries are self-insured for state black lung obligations. Certain other subsidiaries are self-insured for federal black lung benefits and may fund benefit payments through a Section 501(c)(21) tax-exempt trust fund. Charges are made to operations for black lung claims, as determined by an independent actuary at the present value of the actuarially computed liability for such benefits over the employee's applicable term of service. The Company recognizes in its Consolidated Balance Sheets the amount of the Company's unfunded Accumulated Benefit Obligation ("ABO") at the end of the year. The actuarial gains and losses recognized in accumulated other comprehensive income (loss) are amortized into components of net periodic benefit cost over the expected lifetime of active participants (the Company does not use a corridor method). These short-term and long-term obligations are included in the Consolidated Balance Sheets within Accrued expenses and other current liabilities and Workers' compensation and black lung obligations, respectively. Refer to Note 17 for further information.

Pension

The Company is required to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in its Consolidated Balance Sheets and to recognize changes in that funded status in the year in which the changes occur through other comprehensive (loss) income. The actuarial gains and losses recognized in accumulated other comprehensive income (loss) are amortized into components of net periodic benefit cost over the average future lifetime of participants expected to have benefits (the Company does not use a corridor method). The Company is required to measure plan

(Amounts in thousands except share and per share data)

assets and benefit obligations as of the date of the Company's fiscal year-end Consolidated Balance Sheet and provide the required disclosures as of the end of each fiscal year. Refer to Note 17 for information.

Postretirement Life Insurance Benefits

As part of the Alpha Natural Resources, Inc. bankruptcy reorganization plan and the Retiree Committee Settlement Agreement, the Company assumed the liability for life insurance benefits for certain disabled and non-union retired employees. Provisions are made for estimated benefits based on annual evaluations prepared by independent actuaries. Adjustments to the probable ultimate liabilities are made annually based on an actuarial study and adjustments to the liability are recorded based on the results of this study. These obligations are included in the Consolidated Balance Sheets as Accrued expenses and other current liabilities and Other non-current liabilities. Refer to Note 17 for further information.

Net (Loss) Income per Share

Basic net (loss) income per share is computed by dividing net (loss) income by the weighted-average number of outstanding common shares for the period. Diluted earnings per share reflects the potential dilution that could occur if instruments that may require the issuance of common shares in the future were settled and the underlying common shares were issued. Diluted earnings per share is computed by increasing the weighted-average number of outstanding common shares computed in basic earnings per share to include the additional common shares that would be outstanding after issuance and adjusting net (loss) income for changes that would result from the issuance. Only those securities that are dilutive are included in the calculation. In periods of loss, the number of shares used to calculate diluted earnings is the same as basic earnings per share. Refer to Note 5 for further information.

Stock-Based Compensation

The Company recognizes expense for stock-based compensation awards based on their grant-date fair value. The expense is recorded over the respective service period of the underlying award. Liability classified stock-based compensation awards are remeasured each reporting period at fair value until the award is settled. The Company recognizes forfeitures of stock-based compensation awards as they occur. Refer to Note 18 for further information.

Warrants

On July 26, 2016 (the "Initial Issue Date"), the Company issued warrants, which were classified as equity instruments, and were exercisable for cash or on a cashless basis at any time from the Initial Issue Date until July 26, 2023, and no fractional shares were issued upon warrant exercises. The exercise price and the warrant share number were adjusted in respect of certain dilutive events with respect to common stock. At 5:00 pm Eastern time on July 26, 2023 the Company's Series A Warrants expired pursuant to their terms. Refer to Note 7 for additional information.

Equity Method Investments

Investments and membership interests in joint ventures are accounted for under the equity method of accounting if the Company has the ability to exercise significant influence, but not control, over the entity. Under the equity method of accounting, the Company's proportionate share of the entity's comprehensive income or loss each reporting period is reflected in Equity loss in affiliates in the Consolidated Statements of Operations. Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. The carrying values of the Company's equity method investments are included within Other non-current assets on the Company's Consolidated Balance Sheets. Refer to Notes 9 and 10 for additional information.

Recently Adopted Accounting Guidance

Income Tax Disclosures: In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). This update requires public business entities to disclose in their income tax rate reconciliation table additional categories of information about federal, state, and foreign income taxes and to provide additional details about the reconciling items in categories meeting a quantitative threshold. The guidance will also require entities to disclose income taxes paid, net of refunds, disaggregated by federal, state, and foreign taxes for annual periods and to disaggregate the information by jurisdiction based

(Amounts in thousands except share and per share data)

on a quantitative threshold. The additional disclosures are required to be provided on a prospective basis with the option to provide retrospectively. The amendments are effective for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 retrospectively during the fourth quarter of 2025 and prior period disclosures have been recast to conform to the current year presentation. Refer to Note 16 for the additional required income tax disclosures upon adoption of this ASU.

Recent Accounting Guidance Issued Not Yet Effective

Expense Disaggregation Disclosures: In November 2024, the FASB issued ASU 2024-03*, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* (“ASU 2024-03”). This update requires public entities to disaggregate income statement expense line items and to disclose in tabular format within the notes to the financial statements certain categories of costs (e.g. purchases of inventory, employee compensation, deprecation, intangible asset amortization, depletion etc.) to the extent line items contain such costs. In addition, entities will be required to define and disclose selling expenses. The additional disclosures may be provided prospectively or retrospectively. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company will provide the additional required disclosures upon adoption.

(3) Revenue

Disaggregation of Revenue from Contracts with Customers

ASC 606 requires that entities disclose disaggregated revenue information in categories (such as type of good or service, geography, market, type of contract, etc.) that depict how the nature, amount, timing, and uncertainty of revenue and cash flow are affected by economic factors. ASC 606 explains that the extent to which an entity’s revenue is disaggregated depends on the facts and circumstances that pertain to the entity’s contracts with customers and that some entities may need to use more than one type of category to meet the objective for disaggregating revenue.

The Company earns revenues primarily through the sale of coal produced at Company operations and coal purchased from third parties. The Company extracts, processes and markets met and thermal coal from deep and surface mines for sale to steel and coke producers, industrial customers, and electric utilities. The Company conducts mining operations only in the United States with mines in Central Appalachia. Refer to Note 22 for the Company’s segment information.

The Company has disaggregated revenue between met coal and thermal coal and export and domestic revenues which depicts the pricing and contract differences between the two. Export revenue generally is derived by spot or short term contracts with pricing determined at the time of shipment or based on a market index; whereas domestic revenue is characterized by contracts that typically have a term of one year or longer and with fixed pricing terms. The following tables disaggregate the Company’s coal revenues by product category and by market to depict how the nature, amount, timing, and uncertainty of the Company’s coal revenues and cash flows are affected by economic factors:

(Amounts in thousands except share and per share data)

	Year Ended December 31,		
	2025	2024	2023
Export met coal revenues	$ 1,500,265	$ 2,237,571	$ 2,412,960
Export thermal coal revenues	56,821	72,206	126,108
Total export coal revenues	$ 1,557,086	$ 2,309,777	$ 2,539,068
Domestic met coal revenues	$ 530,195	$ 608,971	$ 865,667
Domestic thermal coal revenues	35,324	27,831	51,895
Total domestic coal revenues	$ 565,519	$ 636,802	$ 917,562
Total met coal revenues	$ 2,030,460	$ 2,846,542	$ 3,278,627
Total thermal coal revenues	92,145	100,037	178,003
Total coal revenues	$ 2,122,605	$ 2,946,579	$ 3,456,630

Performance Obligations

The Company considers each individual transfer of coal on a per shipment basis to the customer a performance obligation. The pricing terms of the Company's contracts with customers include fixed pricing, variable pricing, or a combination of both fixed and variable pricing. All the Company's revenue derived from contracts with customers is recognized at a point in time. The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of December 31, 2025.

	2026	2027	2028	2029	2030	Total
Estimated coal revenues [1]	$ 83,560	$ 12,300	$ —	$ —	$ —	$ 95,860

[1] Amounts include only estimated coal revenues associated with contracts with customers with fixed pricing with original expected duration of more than one year. The Company has elected not to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period for performance obligations with either of the following conditions: 1) the remaining performance obligation is part of a contract that has an original expected duration of one year or less; or 2) the remaining performance obligation has variable consideration that is allocated entirely to a wholly unsatisfied performance obligation.

(4) Accumulated Other Comprehensive Loss

The following tables summarize the changes to accumulated other comprehensive loss during the years ended December 31, 2025, 2024, and 2023:

	Balance January 1, 2025	Other comprehensive loss before reclassifications	Amounts reclassified from accumulated other comprehensive loss	Balance December 31, 2025
Employee benefit costs	$ (50,082)	$ (14,766)	$ 4,415	$ (60,433)

	Balance January 1, 2024	Other comprehensive loss before reclassifications	Amounts reclassified from accumulated other comprehensive loss	Balance December 31, 2024
Employee benefit costs	$ (40,587)	$ (12,963)	$ 3,468	$ (50,082)

	Balance January 1, 2023	Other comprehensive loss before reclassifications	Amounts reclassified from accumulated other comprehensive loss	Balance December 31, 2023
Employee benefit costs	$ (12,162)	$ (26,617)	$ (1,808)	$ (40,587)

(Amounts in thousands except share and per share data)

The following table summarizes the amounts reclassified from accumulated other comprehensive loss and the Consolidated Statements of Operations line items affected by the reclassification during the years ended December 31, 2025, 2024, and 2023:

Details about accumulated other comprehensive loss components	Amounts reclassified from accumulated other comprehensive loss — Year Ended December 31, 2025	2024	2023	Affected line item in the Consolidated Statements of Operations
Employee benefit costs:				
Amortization of actuarial loss (gain) [(1)]	$ 5,645	$ 4,431	$ (2,324)	Miscellaneous expense, net
Settlement [(1)]	—	26	—	Miscellaneous expense, net
Total before income tax	$ 5,645	$ 4,457	$ (2,324)	
Income tax (expense) benefit	(1,230)	(989)	516	Income tax benefit (expense)
Total, net of income tax	$ 4,415	$ 3,468	$ (1,808)	

(1) These accumulated other comprehensive loss components are included in the computation of net periodic benefit costs (credits) for certain employee benefit plans. Refer to Note 17.

(5) Net (Loss) Income Per Share

The number of shares of common stock used to calculate basic net (loss) income per common share is based on the weighted average number of the Company's outstanding common shares during the respective period. The number of shares of common stock used to calculate diluted net (loss) income per common share is based on the number of common shares used to calculate basic net (loss) income per common share plus the effect of potentially dilutive securities outstanding during the period, which is determined by the application of the treasury stock method.

When applying the treasury stock method, anti-dilution generally occurs when the exercise prices or unrecognized compensation cost per share of common stock are higher than the Company's average price per share of common stock during an applicable period. For the years ended December 31, 2025, 2024, and 2023, respectively, 0, 159, and 1,240 securities were excluded from the computation of dilutive net income per common share because they would have been anti-dilutive.

Anti-dilution also occurs in periods of a net loss, and the dilutive impact of all share-based compensation awards are excluded. For the year ended December 31, 2025, the weighted average share impact of securities excluded from the shares due to the Company incurring a net loss for the period was 36,761.

The following table presents the net (loss) income per common share for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31, 2025	2024	2023
Basic			
Net (loss) income	$ (61,687)	$ 187,579	$ 721,956
Weighted average common shares outstanding - basic	12,996,148	13,013,469	14,106,466
Net (loss) income per common share - basic	$ (4.75)	$ 14.41	$ 51.18
Diluted			
Weighted average common shares outstanding - basic	12,996,148	13,013,469	14,106,466
Diluted effect of warrants	—	—	81,352
Diluted effect of stock options	—	—	1,400
Diluted effect of other stock-based instruments	—	121,337	453,638
Weighted average common shares outstanding - diluted	12,996,148	13,134,806	14,642,856
Net (loss) income per common share - diluted	$ (4.75)	$ 14.28	$ 49.30

(Amounts in thousands except share and per share data)

(6) Inventories, net

Inventories, net consisted of the following:

	December 31, 2025	December 31, 2024
Raw coal	$ 41,665	$ 39,689
Saleable coal	81,919	65,129
Materials, supplies and other, net	69,416	64,451
Total inventories, net	$ 193,000	$ 169,269

(7) Capital Stock

Share Repurchase Program

The total authorization to repurchase the Company's stock under the existing common share repurchase program adopted by the Company's Board of Directors (the "Board") on March 4, 2022 is $1,500,000. Share repurchases may be made from time to time through open market transactions, block trades, tender offers, or otherwise, and the program has no expiration date. The share repurchase program does not obligate the Company to acquire any particular amount of common stock or to acquire shares on any particular timetable, and the program may be suspended at any time at the Company's discretion. Repurchases under the program are subject to market and business conditions, available liquidity, the Company's cash needs, restrictions under agreements or obligations, legal or regulatory requirements or restrictions and other relevant factors. As of December 31, 2025, the Company had repurchased an aggregate of 6,878,449 shares under the program for an aggregate purchase price of approximately $1,138,916 (comprised of $1,138,709 of share repurchases and $207 of related fees). The Company has also accrued a stock repurchase excise tax of $327 related to the share repurchase program as of December 31, 2025, which is recorded in treasury stock at cost.

Dividend Program

On May 3, 2022, the Board adopted a dividend policy. Pursuant to this policy, the Board paid quarterly dividends during the years ended December 31, 2022 and 2023. In addition, pursuant to the terms of certain stock-based compensation awards under the Company's Management Incentive Plan (the "MIP") and Long-Term Incentive Plan (the "LTIP"), dividend equivalent amounts for each quarterly dividend will become payable at various vesting dates with respect to each underlying outstanding award. On August 2, 2023, the Board determined to end the Company's fixed dividend program following the quarterly dividend declared and paid in the fourth quarter of 2023 and to focus instead at that time on the Company's share repurchase program. The decision to declare and pay cash dividends will be made by the Board and will depend on the Company's earnings, financial condition and other relevant factors.

Warrants

On July 26, 2016, the Company issued 810,811 warrants, which were classified as equity instruments. Pursuant to the underlying warrant agreement (refer to Note 2), the exercise price was adjusted from $45.086 per share to $44.972 per share as of the March 15, 2023 dividend record date and to $44.820 per share as of the June 15, 2023 dividend record date, while the warrant share number remained unchanged at 1.20. At 5:00 pm Eastern time on July 26, 2023 the Company's Series A Warrants expired pursuant to their terms.

As of December 31, 2023, no warrants remained outstanding as the warrants expired during the third quarter of 2023. For the year ended December 31, 2023, the Company issued 169,028 shares of common stock resulting from exercises of its warrants and, pursuant to the terms of the underlying warrant agreement, withheld 20,139 of the issued shares in satisfaction of the warrant exercise price and in lieu of fractional shares, which were subsequently reclassified as treasury stock in the amount of $2,368.

(Amounts in thousands except share and per share data)

(8) Property, Plant, and Equipment, net

Property, plant, and equipment, net, consisted of the following:

	December 31, 2025	December 31, 2024
Plant and mining equipment	$ 1,050,261	$ 1,024,467
Mine development	241,154	199,419
Land	33,089	33,180
Office equipment, software and other	5,861	5,603
Construction in progress	65,602	39,462
Total property, equipment and mine development costs	$ 1,395,967	$ 1,302,131
Less accumulated depreciation and amortization	(774,101)	(667,260)
Total property, plant, and equipment, net	$ 621,866	$ 634,871

Included in plant and mining equipment are assets under financing leases totaling $15,780 and $10,963 with accumulated depreciation of $4,827 and $6,529 as of December 31, 2025 and 2024, respectively.

Depreciation and amortization expense associated with property, plant, equipment and non-mineral asset retirement obligation assets, net, was $152,266, $139,256, and $112,925 for the years ended December 31, 2025, 2024, and 2023 respectively.

Depreciation expense for the years ended December 31, 2025, 2024, and 2023 includes an expense of $3,092, a credit of ($3,747), and an expense of $7,343, respectively, related to revisions to asset retirement obligations. Refer to Note 14 for further disclosures related to asset retirement obligations.

As of December 31, 2025, the Company had unconditional purchase obligations for approximately $9,655 of new equipment purchase commitments expected to be acquired at various dates in 2026.

(9) Other Non-Current Assets

Other non-current assets consisted of the following:

	December 31, 2025	December 31, 2024
Advanced mining royalties	$ 8,975	$ 9,482
Long-term deposits	4,792	4,953
Equity method investments	53,850	41,072
Workers’ compensation receivables	30,365	34,075
Goodwill	11,124	11,124
Other	10,596	10,886
Total other non-current assets	$ 119,702	$ 111,592

(10) Equity Method Investments

The Company holds a 65% partnership interest in Dominion Terminal Associates LLP (“DTA”) which operates a ground storage-to-vessel coal transloading facility in Newport News, Virginia for use by its partners. As the Company shares power with its minority partner through equal management committee representation, the Company does not control DTA. Under the terms of operating and throughput and handling agreements, each partner is charged its share of cash operating costs in exchange for the right to use the facility’s loading capacity and is required to make periodic cash advances to fund such costs.

(Amounts in thousands except share and per share data)

The Company's equity method investees do not have long-term debt obligations and the Company is not contingently obligated to make any future financing-related payments with respect to its equity method investees. Refer to Note 20 for information related to the Company's commitment to fund certain infrastructure and equipment upgrades.

(11) Leases

The Company's lease population consists primarily of vehicle and heavy equipment leases and leases for office equipment. The Company's building and land leases relate to corporate office space and certain site offices. The Company determines whether a contract contains a lease based on whether the Company obtains the right to control the use of specifically identifiable property, plant, and equipment for a period of time in exchange for consideration. For the years ended December 31, 2025, 2024, and 2023 the Company identified no instances requiring significant judgment in determining whether any contracts entered into during the period were or were not leases. Additionally, the Company had no material sublease agreements within the scope of ASC 842 or lease agreements for which the Company was the lessor for the years ended December 31, 2025, 2024, and 2023.

Renewal options in the Company's lease population primarily relate to month-to-month extensions on vehicle leases and are immaterial both individually and in the aggregate. The Company includes renewal options that are reasonably certain to be exercised in the measurement of lease liabilities. As of December 31, 2025, the Company does not intend to exercise any termination options on existing leases.

As of December 31, 2025 and 2024, the Company had the following right-of-use assets and lease liabilities within the Company's Consolidated Balance Sheets:

		December 31, 2025	December 31, 2024
Assets	**Balance Sheet Classification**		
Financing lease assets	Property, plant, and equipment, net	$ 10,953	$ 4,434
Operating lease right-of-use assets	Other non-current assets	5,337	3,564
Total lease assets		$ 16,290	$ 7,998
Liabilities	**Balance Sheet Classification**		
Financing lease liabilities - current	Current portion of long-term debt	$ 2,108	$ 1,332
Operating lease liabilities - current	Accrued expenses and other current liabilities	690	597
Financing lease liabilities - long-term	Long-term debt	7,452	2,666
Operating lease liabilities - long-term	Other non-current liabilities	4,647	2,967
Total lease liabilities		$ 14,897	$ 7,562

Total lease costs and other lease information for the years ended December 31, 2025, 2024, and 2023 included the following:

	Year Ended December 31,		
	2025	2024	2023
Lease cost [(1)]			
Financing lease cost:			
Amortization of leased assets	$ 1,577	$ 1,513	$ 1,444
Interest on lease liabilities	418	571	651
Operating lease cost	995	1,012	1,127
Short-term lease cost	1,316	1,181	1,315
Total lease cost	$ 4,306	$ 4,277	$ 4,537

(1) The Company had no variable lease costs or sublease income for the years ended December 31, 2025, 2024, and 2023.

(Amounts in thousands except share and per share data)

	Year Ended December 31,		
	2025	2024	2023
Other information			
Cash paid for amounts included in the measurement of lease liabilities	$ 5,261	$ 4,042	$ 4,571
Operating cash flows from financing leases	$ 418	$ 571	$ 651
Operating cash flows from operating leases	$ 2,310	$ 2,193	$ 2,443
Financing cash flows from financing leases	$ 2,533	$ 1,278	$ 1,477
Right-of-use assets obtained in exchange for new financing lease liabilities	$ 7,949	$ —	$ 1,891
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 2,316	$ 103	$ 206
Lease Term and Discount Rate			
Weighted-average remaining lease term in years - financing leases	5.00	4.60	5.10
Weighted-average remaining lease term in years - operating leases	6.50	5.50	6.30
Weighted-average discount rate - financing leases	8.1 %	12.2 %	12.3 %
Weighted-average discount rate - operating leases	9.6 %	11.5 %	11.4 %

The Company has elected to show net instead of gross amounts for right-of-use assets and liabilities within its Consolidated Statements of Cash Flows.

The following table summarizes the maturity of the Company's lease liabilities on an undiscounted cash flow basis and a reconciliation to the lease liabilities recognized in the Company's Consolidated Balance Sheets as of December 31, 2025:

	Financing Leases	Operating Leases
Lease cost		
2026	$ 2,734	$ 1,234
2027	2,243	1,214
2028	1,956	1,195
2029	1,956	1,179
2030	1,956	1,132
Thereafter	814	1,238
Total future minimum lease payments	$ 11,659	$ 7,192
Imputed interest	(2,099)	(1,855)
Present value of future minimum lease payments	$ 9,560	$ 5,337

As of December 31, 2025, the Company had no leases with future commencement dates that will create significant rights or obligations for the Company.

(Amounts in thousands except share and per share data)

(12) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2025	December 31, 2024
Wages and benefits	$ 46,687	$ 48,642
Workers' compensation	8,880	9,444
Black lung	12,329	11,209
Taxes other than income taxes	26,315	27,995
Asset retirement obligations	22,632	29,938
Freight accrual	12,018	16,144
Other	6,917	8,188
Total accrued expenses and other current liabilities	$ 135,778	$ 151,560

(13) Long-Term Debt

Long-term debt consisted of the following:

	December 31, 2025	December 31, 2024
Notes payable and other	$ 3,856	$ 1,786
Financing leases	9,560	3,998
Total long-term debt	$ 13,416	$ 5,784
Less current portion	(3,575)	(2,916)
Long-term debt, net of current portion	$ 9,841	$ 2,868

ABL Agreement

On October 27, 2023, the Company terminated its existing Second Amended and Restated Asset-Based Revolving Credit Agreement dated December 6, 2021 and along with certain of its directly and indirectly owned subsidiaries (the "Borrowers") entered into a new Credit Agreement (the "ABL Agreement") with Regions Bank, as lender, swingline lender, LC issuer, administrative agent, collateral agent, and lead arranger, along with ServisFirst Bank and Texas Capital Bank, as joint lead arrangers and the other lenders party thereto. In connection with the termination, the Company recorded a loss on extinguishment of debt of $2,753 related to the write-off of unamortized debt issuance costs for and fees paid to exiting lenders. The ABL Agreement included an asset-based revolving credit facility (the "ABL Facility") which allowed the Company to borrow cash or obtain LCs, on a revolving basis, in an aggregate amount of up to $155,000.

On May 6, 2025, the Company amended and extended the ABL Agreement to increase the size of the ABL Facility to $225,000. In addition, the Company may request an increase to the capacity of the facility of up to an additional $75,000 provided that $25,000 shall be solely for the purpose of providing additional availability to obtain cash collateralized LCs. Availability under the ABL Facility is calculated monthly and fluctuates based on qualifying amounts of coal inventory, trade accounts receivable, and in certain circumstances specified amounts of cash. Following the amendment, the ABL Facility matures on May 4, 2029. The ABL Facility is guaranteed by substantially all of Alpha's directly and indirectly owned subsidiaries that are not Borrowers (the "Guarantors") and is secured by all or substantially all assets of the Borrowers and Guarantors.

Under the amended terms of the ABL Facility, LC fees will be calculated at a rate of 2.25%, 2.50% or 2.75% depending on the level of available capacity under the facility, plus a fronting fee of 0.25%. Any future borrowings will bear interest based on the character of the loan (defined as either a "Term Secured Overnight Financing Rate Loan" (or "Term SOFR Loan") or a "Base Rate Loan"). Term SOFR Loans bear interest at a rate equal to Term SOFR, plus 0.10% SOFR Adjustment plus an applicable rate of 2.25%, 2.50% or 2.75%, and Base Rate Loans bear interest at a rate equal to the Base Rate plus an applicable margin rate of 1.25%, 1.50% or 1.75%, in each case, depending on the level of available capacity under the facility at the time

(Amounts in thousands except share and per share data)

of the loan. The Company may elect the character and interest period for each loan. All amounts borrowed may be repaid prior to maturity without penalty. A commitment fee of 0.375% will be charged on any unused capacity. As of December 31, 2025 and December 31, 2024, the Company had no amounts borrowed and $41,254 and $42,149 LCs outstanding under the ABL Facility, respectively.

The ABL agreement limits the Company's ability to make certain restricted payments, including the payment of cash dividends and the repurchase of equity shares under its share repurchase program, if the level of cash it maintains at Regions Bank falls below $100,000. The ABL Agreement also contains negative and affirmative covenants and requires the Company to maintain minimum Liquidity, as defined in the ABL Agreement, of $75,000. As of December 31, 2025, the Company's cash balance at Regions Bank exceeded the $100,000 threshold and the Company is in compliance with all covenants under the ABL Agreement.

Future Maturities

Future maturities of long-term debt as of December 31, 2025 are as follows:

2026	$	3,575
2027		3,055
2028		2,600
2029		1,667
2030		1,795
After 2030		724
Total long-term debt	$	13,416

(14) Asset Retirement Obligations

The following table summarizes the changes in asset retirement obligations for the years ended December 31, 2025 and 2024:

Total asset retirement obligations at December 31, 2023	$	205,424
Accretion for the period		25,050
Sites added during the period		5,381
Revisions in estimated cash flows (1)		12,414
Expenditures for the period		(28,526)
Total asset retirement obligations at December 31, 2024	$	219,743
Accretion for the period		22,126
Sites added during the period		475
Revisions in estimated cash flows		61
Expenditures for the period		(15,028)
Total asset retirement obligations at December 31, 2025	$	227,377
Less current portion (2)		(22,632)
Long-term portion	$	204,745

(1) The revisions in estimated cash flows for the year ended December 31, 2024 resulted primarily from a decrease in the discount rate and changes in mine plans.
(2) Included within Accrued expenses and other current liabilities on the Company's Consolidated Balance Sheets. Refer to Note 12.

(15) Fair Value of Financial Instruments and Fair Value Measurements

The estimated fair values of financial instruments are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision.

(Amounts in thousands except share and per share data)

The carrying amounts for cash and cash equivalents, trade accounts receivable, net, prepaid expenses and other current assets, restricted cash, deposits, trade accounts payable, notes payable and other, financing leases, and accrued expenses and other current liabilities approximate fair value as of December 31, 2025 and 2024 due to the short maturity of these instruments.

The following table sets forth by level, within the fair value hierarchy, the Company's financial and non-financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2025 and 2024. Financial and non-financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the determination of fair value for assets and liabilities and their placement within the fair value hierarchy levels.

	December 31, 2025			
	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading securities [1]	$ 83,938	$ —	$ 83,938	$ —

(1) Includes $49,582 classified as Short-term investments and $34,356 classified as Long-term restricted investments on the Company's Consolidated Balance Sheets.

	December 31, 2024			
	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading securities [1]	$ 43,131	$ —	$ 43,131	$ —

(1) Classified as Long-term restricted investments on the Company's Consolidated Balance Sheets.

The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the tables above:

Level 2 Fair Value Measurements

Trading Securities - Typically includes U.S. government securities. The fair values are obtained from a third-party pricing service provider. The fair values provided by the pricing service provider are based on observable market inputs including credit spreads and broker-dealer quotes, among other inputs. The Company classifies the prices obtained from the pricing services within Level 2 of the fair value hierarchy because the underlying inputs are directly observable from active markets. However, the pricing models used entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.

(Amounts in thousands except share and per share data)

(16) Income Taxes

Significant components of income tax (benefit) expense were as follows:

	Year Ended December 31, 2025	2024	2023
Current tax (benefit) expense:			
Federal	$ (1,977)	$ 17,219	$ 80,254
State	(55)	389	3,527
Total current	$ (2,032)	$ 17,608	$ 83,781
Deferred tax (benefit) expense:			
Federal	$ (22,301)	$ 3,868	$ 35,824
State	(1,439)	1,695	3,898
Total deferred	$ (23,740)	$ 5,563	$ 39,722
Total income tax (benefit) expense:			
Federal	$ (24,278)	$ 21,087	$ 116,078
State	(1,494)	2,084	7,425
Total	$ (25,772)	$ 23,171	$ 123,503

Materially all of the Company's (loss) income before income taxes and associated income tax (benefit) expense arises from its domestic operations within the United States.

A reconciliation of statutory federal income tax expense on income to the actual income tax expense is as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	$ (18,366)	21.0 %	$ 44,258	21.0 %	$ 177,547	21.0 %
State and local income taxes, net of federal income tax effect [1]	(1,181)	1.4 %	1,647	0.8 %	5,866	0.7 %
Effect of cross-border tax laws						
Foreign-derived intangible income deduction	—	— %	(2,718)	(1.3)%	(24,291)	(2.9)%
Change in valuation allowances	(43,361)	49.6 %	(341)	(0.2)%	(3,045)	(0.4)%
Nontaxable or nondeductible items						
Percentage depletion allowance	(9,586)	11.0 %	(20,245)	(9.6)%	(36,685)	(4.3)%
Non-deductible compensation	2,691	(3.1)%	28,320	13.4 %	9,934	1.2 %
Stock-based compensation	(1,124)	1.3 %	(28,710)	(13.6)%	(6,968)	(0.8)%
Other, net	866	(1.0)%	907	0.4 %	653	0.1 %
Other adjustments						
Capital loss expiration	43,261	(49.5)%	—	— %	—	— %
Provision-to-return adjustment	1,045	(1.2)%	188	0.1 %	683	0.1 %
Other, net	(17)	— %	(135)	— %	(191)	(0.1)%
Effective tax rate	$ (25,772)	29.5 %	$ 23,171	11.0 %	$ 123,503	14.6 %

[1] State taxes in Illinois, Virginia, and West Virginia made up the majority (greater than 50 percent) of the tax effect in this category.

(Amounts in thousands except share and per share data)

The amounts of cash taxes paid (net of refunds received) by the Company are as follows:

	Year Ended December 31,		
	2025	2024	2023
US federal	$ —	$ 11,000	$ 75,700
US state and local			
Kentucky	(174)	(1,308)	(8)
Tennessee	125	351	45
Virginia	2,225	(1,756)	3,037
Other	(58)	92	417
Total	$ 2,118	$ 8,379	$ 79,191

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. The net deferred tax assets and liabilities included in the Consolidated Balance Sheets include the following amounts:

	Year Ended December 31,	
	2025	2024
Deferred tax assets:		
Asset retirement obligations	$ 49,773	$ 47,561
Reserves and accruals not currently deductible	9,107	9,021
Workers’ compensation and black lung obligations	41,659	38,538
Pension obligations	17,336	18,246
Net operating loss carryforwards	43,323	31,810
Capital loss carryforwards	—	45,072
Other	8,046	10,878
Gross deferred tax assets	169,244	201,126
Less valuation allowance	(3,159)	(48,734)
Deferred tax assets	$ 166,085	$ 152,392
Deferred tax liabilities:		
Property, plant and mineral reserves	$ (161,917)	$ (174,031)
Acquired intangibles	(6,250)	(7,371)
Prepaid expenses	(3,648)	(3,900)
Other	(1,616)	(1,060)
Total deferred tax liabilities	(173,431)	(186,362)
Net deferred tax liabilities	$ (7,346)	$ (33,970)

Changes in the valuation allowance were as follows:

	Year Ended December 31,		
	2025	2024	2023
Valuation allowance beginning of period	$ 48,734	$ 48,143	$ 53,801
(Decrease) increase in valuation allowance recorded to income tax expense	(45,575)	591	(5,658)
Valuation allowance end of period	$ 3,159	$ 48,734	$ 48,143

At December 31, 2025, the Company has recorded a deferred tax asset of $33,755 for federal net operating loss carryforwards, which represents the tax-effected amount of net operating loss carryforwards mathematically available for

(Amounts in thousands except share and per share data)

utilization prior to statutory expiration. Underlying this deferred tax asset are approximately $11,000 of gross federal net operating loss carryforwards that are subject to an annual Internal Revenue Code Section 382 limitation of approximately $1,000, approximately $97,000 of gross federal net operating loss carryforwards that are subject to an annual Internal Revenue Code Section 382 limitation of approximately $17,500, and approximately $53,000 of gross federal net operating loss carryforwards that are not subject to an annual Internal Revenue Code Section 382 limitation. The gross federal net operating loss carryforwards of approximately $11,000 and $97,000 were generated prior to 2018 and will expire between years 2035 and 2037. The gross federal net operating loss carryforward of approximately $53,000 was generated in 2025 and is not subject to an expiration period. A valuation allowance is recorded against certain state net operating loss carryforwards to the extent the Company is unable to support their realization.

The Company has no liability for uncertain tax positions for the years ended December 31, 2025, 2024, and 2023.

The Company's policy is to classify interest and penalties related to uncertain tax positions as part of income tax expense. The Company did not accrue any interest and penalties relating to uncertain positions on its Consolidated Statements of Operations for the years ended December 31, 2025, 2024, and 2023. Similarly, the Company had no balances for accrued interest and penalties on its Consolidated Balance Sheets as of December 31, 2025 and 2024.

As of December 31, 2025, tax years 2022 – 2025 remain open to federal and state examination.

On July 4, 2025, legislation commonly referred to as the "One Big Beautiful Bill Act" ("OBBBA") was signed into law. Changes made by the OBBBA include the reinstatement of 100% bonus depreciation, the reinstatement of immediate expensing for domestic research and experimentation costs, changes to the calculation of the foreign-derived intangible income deduction and the interest expense limitation, and the addition of metallurgical coal to the list of "applicable critical minerals" for purposes of the Section 45X credit. The Section 45X credit (also known as the advanced manufacturing production credit), as amended, provides a refundable tax credit equal to 2.5% of the production costs for metallurgical coal produced during tax years 2026 and 2029. The Company incorporated the effects of the OBBBA in its income tax provision for the year ended December 31, 2025.

On August 16, 2022, legislation commonly referred to as the Inflation Reduction Act of 2022 ("IRA") was signed into law. Among other provisions, the IRA enacted a 15% corporate alternative minimum tax and a 1% excise tax on repurchases of corporate stock for tax years beginning after December 31, 2022. The Company determined that it is not subject to the corporate alternative minimum tax for the years ended December 31, 2025, 2024 and 2023. Refer to Note 7 for information on the excise tax on repurchases of the Company's corporate stock.

(17) Employee Benefit Plans

The Company provides several types of benefits for its employees, including a defined benefit and defined contribution pension plan, workers' compensation and black lung benefits, and postretirement life insurance. The Company does not participate in any multi-employer plans. The components of net periodic benefit cost (credit) other than the service cost component for black lung are included in the line item Miscellaneous expense, net, in the Consolidated Statements of Operations.

Company Administered Defined Benefit Pension Plan

In connection with the Merger, the Company assumed three qualified non-contributory defined benefit pension plans, which covered certain salaried and non-union hourly employees. The qualified non-contributory defined benefit pension plans were collectively referred to as the "Pension Plans." Effective as of December 31, 2023, the assets and liabilities of the Pension Plans were merged into one qualified non-contributory defined benefit pension plan ("Pension Plan"). Benefits are frozen under the Pension Plan. Participants accrued benefits either based on certain formulas, the participant's compensation prior to retirement, or plan specified amounts for each year of service with the Company. The Pension Plan utilizes a cash balance formula for certain of its participants. The cash balance formula provides guaranteed rates of interest on accumulated balances of 6% for balances accumulated prior to 2004 and 4% on balances accumulated thereafter.

Annual funding contributions to the Pension Plan are made as recommended by consulting actuaries based upon the ERISA funding standards. Projected contributions are based on the latest available data and include the impact of the funding relief granted by the American Rescue Plan Act ("ARPA") and the application of the interest rate stabilization guidance under ARPA.

(Amounts in thousands except share and per share data)

Plan assets consist of equity securities, fixed income funds, commingled short-term funds, private equity funds, a guaranteed insurance contract, and cash and cash equivalents.

The following tables set forth the Pension Plan's accumulated benefit obligation, fair value of plan assets and funded status for the years ended December 31, 2025 and 2024.

	Year Ended December 31,	
	2025	2024
Change in benefit obligations:		
Accumulated benefit obligation at beginning of period:	$ 451,976	$ 478,366
Interest cost	23,254	23,672
Actuarial loss (gain)	13,487	(17,715)
Benefits paid	(31,312)	(32,347)
Accumulated benefit obligation at end of period	$ 457,405	$ 451,976
Change in fair value of plan assets:		
Fair value of plan assets at beginning of period	$ 351,379	$ 376,458
Actual return on plan assets	33,055	(5,052)
Employer contributions	16,966	12,320
Benefits paid	(31,312)	(32,347)
Fair value of plan assets at end of period	$ 370,088	$ 351,379
Funded status	$ (87,317)	$ (100,597)
Accrued benefit cost at end of period [(1)]	$ (87,317)	$ (100,597)

(1) Amounts are classified as long-term on the Consolidated Balance Sheets as there are sufficient plan assets to make expected benefit payments to plan participants in the succeeding twelve months.

Gross amounts related to benefit obligations recognized in accumulated other comprehensive loss consisted of the following as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Net actuarial loss	$ 31,053	$ 32,545

The following table details the components of net periodic benefit cost:

	Year Ended December 31,		
	2025	2024	2023
Interest cost	$ 23,254	$ 23,672	$ 23,973
Expected return on plan assets	(19,673)	(20,913)	(21,996)
Amortization of net actuarial loss	1,597	1,764	730
Net periodic benefit cost	$ 5,178	$ 4,523	$ 2,707

Other changes in plan assets and benefit obligation recognized in other comprehensive (loss) income are as follows:

	Year Ended December 31,		
	2025	2024	2023
Actuarial loss [(1)]	$ 105	$ 8,250	$ 14,106
Amortization of net actuarial loss	(1,597)	(1,764)	(730)
Total recognized in other comprehensive (loss) income	$ (1,492)	$ 6,486	$ 13,376

(Amounts in thousands except share and per share data)

(1) For the year ended December 31, 2024, the actuarial loss was primarily attributable to lower than expected return on plan assets and an annual census data actuarial revaluation of pension obligations, partially offset by an increase in the weighted-average discount rate actuarial assumption used in determining the benefit obligation.

The following table presents information applicable to plans with accumulated benefit obligations in excess of plan assets:

	Year Ended December 31,	
	2025	2024
Projected benefit obligation	$ 457,405	$ 451,976
Accumulated benefit obligation	$ 457,405	$ 451,976
Fair value of plan assets	$ 370,088	$ 351,379

The weighted-average actuarial assumption used in determining the benefit obligation as of December 31, 2025 and 2024 was as follows:

	December 31,	
	2025	2024
Discount rate	5.44%	5.65%

The weighted-average actuarial assumptions used to determine net periodic benefit cost (credit) for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Year Ended December 31,		
	2025	2024	2023
Discount rate for benefit obligation	5.65 %	5.12 %	5.42 %
Discount rate for interest cost	5.33 %	4.99 %	5.27 %
Expected long-term rate of return on plan assets (1)	5.70 %	5.70 %	6.20 %

(1) During the three months ended June 30, 2024, the Company updated the 2024 expected long-term rate of return on plan assets from 6.20% to 5.70% based on a weighted basis of the beginning and more recently assumed rate as the pension plan's target allocation was updated to 50% equity securities and 50% fixed income funds in the interim period.

The discount rate assumptions were determined from a high-quality corporate bond yield-curve timing of the Company's projected cash out flows.

The expected long-term rate of return on assets of the Pension Plan is established each year in consultation with the plan's actuaries and outside investment advisors. This rate is determined by taking into consideration the Pension Plan's target asset allocation, expected long-term rates of return on each major asset class by reference to long-term historic ranges, and inflation assumptions. For the determination of net periodic benefit cost in 2026, the Company will utilize an expected long-term rate of return on plan assets of 5.70%.

Assets of the Pension Plan are held in trusts and are invested in accordance with investment guidelines that have been established by the Company's Benefits Committee in consultation with outside investment advisors. The target allocation for 2026 and the actual asset allocation as reported at December 31, 2025 are as follows:

	Target Allocation Percentages 2026	Percentage of Plan Assets 2025
Equity securities	50.0 %	50.0 %
Fixed income funds	50.0 %	44.0 %
Other	— %	6.0 %
Total	100.0 %	100.0 %

The asset allocation targets have been set with the expectation that the Pension Plan's assets will fund the expected liability within an appropriate level of risk. In determining the appropriate target asset allocations, the Benefits Committee considers the demographics of the Pension Plan's participants, the funded status of the plan, the Company's contribution philosophy, the

(Amounts in thousands except share and per share data)

Company's business and financial profile, and other associated risk factors. The Pension Plan's assets are periodically rebalanced among the major asset categories to maintain the asset allocation within a specified range of the target allocation percentage. The target allocation between equity securities and fixed income funds is determined by reference to the funded status percentage for the Pension Plan.

The Company contributed $16,966 to the Pension Plan during the year ended December 31, 2025. In 2026, the Company expects to contribute $23,108 of estimated minimum required contributions to the Pension Plan for the 2025 and 2026 plan years.

The following represents expected future pension benefit payments for the next ten years:

2026	$	31,937
2027		31,822
2028		31,526
2029		31,236
2030		30,964
2031-2035		152,532
	$	310,017

The fair values of the Company's Pension Plan's assets as of December 31, 2025, by asset category are as follows:

Asset Category		Total		Level 1		Level 2		Level 3		Assets Measured at NAV [1]
Equity securities:										
ETF funds	$	97,401	$	97,401	$	—	$	—	$	—
Mutual funds		87,179		87,179		—		—		—
Fixed income funds:										
Corporate bonds		92,076		—		92,076		—		—
U.S. government securities		68,270		—		68,270		—		—
Commingled short-term fund [2]		1,196		—		1,196		—		—
Private equity funds		404		—		—		—		404
Other types of investments:										
Guaranteed insurance contract		12,488		—		—		12,488		—
Total	$	359,014	$	184,580	$	161,542	$	12,488	$	404
Cash & cash equivalents [3]		8,931								
Receivable [4]		2,143								
Total plan assets	$	370,088								

(1) In accordance with ASU 2015-07, investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy.
(2) This fund contains cash and highly liquid short-term investments in a collective investment fund.
(3) Represents cash on deposit that has FDIC insurance, which approximates fair value.
(4) Receivable for investments sold at December 31, 2025, which approximates fair value.

(Amounts in thousands except share and per share data)

The fair values of the Company's Pension Plan's assets as of December 31, 2024, by asset category are as follows:

Asset Category	Total	Level 1	Level 2	Level 3	Assets Measured at NAV (1)
Equity securities:					
Multi-asset fund	$ 170,829	$ —	$ 170,829	$ —	$ —
Fixed income funds:					
Bond fund	165,100	—	165,100	—	—
Commingled short-term fund (2)	1,269	—	1,269	—	—
Private equity funds	448	—	—	—	448
Other types of investments:					
Guaranteed insurance contract	12,488	—	—	12,488	—
Total	$ 350,134	$ —	$ 337,198	$ 12,488	$ 448
Receivable (3)	1,245				
Total plan assets	$ 351,379				

(1) In accordance with ASU 2015-07, investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy.
(2) This fund contains cash and highly liquid short-term investments in a collective investment fund.
(3) Receivable for investments sold at December 31, 2024, which approximates fair value.

Changes in Level 3 plan assets for the period ended December 31, 2024 were as follows:

	Level 3
	Guaranteed Insurance Contract
Beginning balance, December 31, 2023	$ 12,230
Actual return on plan assets:	
Relating to assets still held at the reporting date	524
Purchases, sales and settlements	(266)
Ending balance, December 31, 2024	$ 12,488

The following is a description of the valuation methodologies used for assets measured at fair value:

Level 1 Plan Assets: Assets consist of individual security positions that are easily traded on recognized market exchanges. These securities are priced and traded daily, and therefore the fund is valued daily.

Level 2 Plan Assets: Funds consist of individual security positions that are mostly securities easily traded on recognized market exchanges. These securities are priced and traded daily, and therefore the fund is valued daily.

Level 3 Plan Assets: Assets are valued monthly or quarterly based on the Market Value provided by managers of the underlying fund investments. The Market Value provided typically reflects the fair value of each underlying fund investment, including unrealized gains and losses.

Workers' Compensation and Pneumoconiosis (Black Lung)

The Company is required by federal and state statutes to provide benefits to employees for awards related to workers' compensation and black lung.

The Company's subsidiaries utilize high-deductible third-party insurance for worker's compensation and black lung obligations with the exception of certain subsidiaries in which the Company is a qualified self-insurer for workers' compensation and/or black lung obligations. The Company's subsidiaries that are self-insured for black lung benefits may fund certain benefit payments through a Section 501(c) (21) tax-exempt trust fund.

(Amounts in thousands except share and per share data)

Pursuant to the Merger Agreement, the Company assumed a reinsurance contract with a third party. In 2017, the Merger Companies made a lump sum payment in exchange for a reinsurance company's agreement to administer and pay certain future workers' compensation and state black lung obligations in the state of Kentucky. Pursuant to the Merger Agreement, the Company assumed the estimated liability for these future claims. As the liabilities are paid by the reinsurance company, the prepaid insurance amounts will be reduced by a corresponding amount. In 2025, the reinsurance company transferred its obligations to a new reinsurance company.

The Company accrues for workers' compensation liability by recognizing costs when it is probable that a covered liability has been incurred and the cost can be reasonably estimated. The Company's estimates of these costs are adjusted based upon actuarial studies and include a provision for incurred but not reported losses. Actual losses may differ from these estimates, which could increase or decrease the Company's costs. Additionally, the liability for black lung benefits is estimated by an independent actuary by prorating the accrual of actuarially projected benefits over the employee's applicable term of service. Adjustments to the probable ultimate liability for workers' compensation and black lung are made annually based on actuarial valuations.

For the Company's subsidiaries that are insured with a high-deductible insurance plan for workers' compensation and black lung claims, the insurance premium expense for the years ended December 31, 2025, 2024 and 2023 was $8,113, $9,461, and $10,676, respectively.

Workers' Compensation

The table below presents workers' compensation amounts recognized in the Consolidated Balance Sheets:

	December 31,	
	2025	2024
Current liabilities	$ 8,880	$ 9,444
Long-term liabilities	72,685	79,897
Total liabilities	$ 81,565	$ 89,341
Less expected insurance receivable [(1)]	(31,947)	(35,891)
Workers' compensation obligations, net of expected insurance receivables	$ 49,618	$ 53,450

(1) Included within Prepaid expenses and other current assets and Other non-current assets in the Consolidated Balance Sheets.

Workers' compensation expense (credit) for high-deductible insurance plans for the years ended December 31, 2025, 2024, and 2023 was $4,385, ($1,758), and ($271), respectively, included within Cost of coal sales in the Consolidated Statements of Operations.

(Amounts in thousands except share and per share data)

Black Lung

The following tables set forth the accumulated black lung benefit obligations, fair value of plan assets and funded status for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
Change in benefit obligation:		
Accumulated benefit obligation at beginning of period	$ 116,956	$ 109,871
Service cost	2,141	2,404
Interest cost	5,852	5,229
Actuarial loss	18,865	9,086
Benefits paid	(10,435)	(9,634)
Accumulated benefit obligation at end of period	$ 133,379	$ 116,956
Change in fair value of plan assets:		
Fair value of plan assets at beginning of period	$ 2,683	$ 2,613
Actual return on plan assets	87	70
Benefits paid	(10,435)	(9,634)
Employer contributions	10,435	9,634
Fair value of plan assets at end of period [(1)]	2,770	2,683
Funded status	$ (130,609)	$ (114,273)
Accrued benefit cost at end of period	$ (130,609)	$ (114,273)

(1) Assets of the plan are held in a Section 501(c)(21) tax-exempt trust fund and consist primarily of government debt securities. All assets are classified as Level 1 and valued based on quoted market prices.

The table below presents amounts recognized in the Consolidated Balance Sheets:

	December 31,	
	2025	2024
Current liabilities	$ 12,329	$ 11,209
Long-term liabilities	118,280	103,064
Total liabilities	$ 130,609	$ 114,273

Gross amounts related to the black lung benefit obligations recognized in accumulated other comprehensive loss consisted of the following as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Net actuarial loss	$ 33,341	$ 18,814

The following table details the components of the net periodic benefit cost for the black lung benefit obligations:

	Year Ended December 31,		
	2025	2024	2023
Service cost	$ 2,141	$ 2,404	$ 2,051
Interest cost	5,852	5,229	4,660
Expected return on plan assets	(54)	(52)	(50)
Amortization of net actuarial loss (gain)	4,305	2,884	(2,833)
Net periodic benefit cost	$ 12,244	$ 10,465	$ 3,828

(Amounts in thousands except share and per share data)

Other changes in the black lung plan assets and benefit obligations recognized in other comprehensive income (loss) are as follows:

	Year Ended December 31,		
	2025	2024	2023
Actuarial loss [1]	$ 18,832	$ 9,068	$ 19,995
Amortization of net actuarial (loss) gain	(4,305)	(2,884)	2,833
Total recognized in other comprehensive income	$ 14,527	$ 6,184	$ 22,828

(1) For the year ended December 31, 2025, the actuarial loss was primarily attributable to changes in demographic assumptions and a decrease in the weighted-average discount rate actuarial assumption used in determining the benefit obligations. For the year ended December 31, 2024, the actuarial loss was primarily attributable to an increase in new claimants and claims and changes in demographic assumptions, partially offset by an increase in the weighted-average discount rate actuarial assumption used in determining the benefit obligations.

The weighted-average assumptions related to black lung obligations used to determine the benefit obligation as of December 31, 2025 and 2024 were as follows:

	December 31,	
	2025	2024
Discount rate	5.46 %	5.66 %
Federal black lung income benefit trend rate	2.50 %	2.50 %
Federal black lung medical benefit trend rate	5.00 %	5.00 %

The weighted-average assumptions related to black lung benefit obligations used to determine net periodic benefit cost were as follows:

	Year Ended December 31,		
	2025	2024	2023
Discount rate for benefit obligation	5.66 %	5.13 %	5.42 %
Discount rate for service cost	5.88 %	5.31 %	5.58 %
Discount rate for interest cost	5.27 %	4.98 %	5.23 %
Federal black lung income benefit trend rate	2.50 %	2.50 %	2.50 %
Federal black lung medical benefit trend rate	5.00 %	5.00 %	5.00 %
Expected return on plan assets	2.00 %	2.00 %	2.00 %

Estimated future cash payments related to black lung benefit obligations for the next 10 years ending after December 31, 2025 are as follows:

Year ending December 31:	
2026	$ 12,329
2027	12,200
2028	11,960
2029	11,769
2030	11,703
2031-2035	33,695
	$ 93,656

(Amounts in thousands except share and per share data)

Postretirement Life Insurance Benefits

As part of the Alpha Natural Resources, Inc. bankruptcy reorganization process and the Retiree Committee Settlement Agreement, the Company assumed the unfunded liability for life insurance benefits for certain disabled and non-union retired employees. Provisions are made for estimated benefits and adjustments to the probable ultimate liabilities are made annually based on an actuarial study prepared by independent actuaries. As of December 31, 2025 and 2024, the postretirement life insurance benefit obligation was $8,259, including a current portion of $610, and $8,222, including a current portion of $600, respectively, which are included in the Consolidated Balance Sheets as Other non-current liabilities and Accrued expenses and other current liabilities.

Defined Contribution and Profit-Sharing Plans

The Company sponsors defined contribution plans to assist its eligible employees in providing for retirement. Generally, under the terms of these plans, employees make voluntary contributions through payroll deductions and the Company makes matching and/or discretionary contributions, as defined by each plan. The Company's total contributions to these plans for the years ended December 31, 2025, 2024, and 2023 were $6,578, $6,425, and $16,435, respectively.

During the fourth quarter of 2025, the Company paid a discretionary employer contribution under the Alpha Metallurgical Resources 401(k) Retirement Savings Plan (the "Plan") equal to the 2% of the Plan participants' annual salaries. During the first quarter of 2026, the Company's matching contributions under the Plan were reinstated after being suspended due to weak market conditions during the second quarter of 2024.

Self-insured Medical Plan

The Company is self-insured for health benefit coverage for all of its active employees. During the years ended December 31, 2025, 2024, and 2023, the Company incurred total expenses of $106,551, $102,805, and $86,745, respectively, which primarily include claims processed and an estimate for claims incurred but not paid.

(18) Stock-Based Compensation Awards

The MIP was authorized for the issuance of awards of up to 1,201,202 shares of common stock. Although management does not intend to grant any future awards under the MIP, there were 113,884 shares of common stock remaining for grant under the MIP as of December 31, 2025. The LTIP is currently authorized for the issuance of awards of up to 1,500,000 shares of common stock, and as of December 31, 2025, there were 765,333 shares of common stock available for grant under the LTIP.

The Company does not backdate or retroactively grant restricted stock units and generally schedules board and compensation committee meetings during the prior year. Further, the Company generally makes annual equity award grants to its directors and named executive officers at approximately the same times each year. The Company does not time equity awards to take advantage of the release of earnings or other major announcements by the Company, or market conditions.

As of December 31, 2025, the Company did not have outstanding awards of stock options, stock appreciation rights, or similar option-like instruments.

As of December 31, 2025, the Company had two types of stock-based awards outstanding: time-based restricted stock units and performance-based restricted stock units. Upon vesting and settlement or exercise of the stock-based awards outstanding, the Company issues authorized and unissued shares of the Company's common stock to the recipient. Stock-based compensation expense totaled $13,640, $12,929, and $20,856 for the years ended December 31, 2025, 2024, and 2023, respectively. For the years ended December 31, 2025, 2024, and 2023, approximately 85%, 86%, and 95%, respectively, of stock-based compensation expense was reported as selling, general and administrative expenses, and the remainder was recorded as cost of coal sales.

The Company is authorized to repurchase common shares from employees (upon the election by the employee) to satisfy the employees' statutory tax withholdings upon the vesting of stock grants. Shares that are repurchased to satisfy the employees' statutory tax withholdings are recorded in treasury stock at cost. During the year ended December 31, 2025, the Company repurchased 26,519 shares of its common stock issued pursuant to awards under the MIP and LTIP for a total purchase amount of $5,155, or $194.39 average price paid per share. During the year ended December 31, 2024, the Company

(Amounts in thousands except share and per share data)

repurchased 144,427 shares of its common stock issued pursuant to awards under the MIP and LTIP for a total purchase amount of $55,419, or $383.72 average price paid per share. During the year ended December 31, 2023, the Company repurchased 81,287 shares of its common stock issued pursuant to awards under the MIP and LTIP for a total purchase amount of $17,333, or $213.23 average price paid per share.

On November 8, 2023, the Company modified the terms of certain outstanding stock-based compensation awards previously granted to Mr. Stetson, the executive chair of the Board at the time of the modification. Pursuant to the terms of the modification, upon the completion of his service as executive chair as of the end of the day on December 31, 2023, and his appointment by the Board as non-executive chair of the Board effective as of January 1, 2024, the pro-rata vesting of his outstanding incentive awards was to be calculated as if his separation date were instead December 31, 2024. The modification resulted in total incremental compensation cost of $6,717 for the year ended December 31, 2023 and impacted the time-based restricted stock units and performance-based restricted stock units granted to him under the LTIP during the years ended December 31, 2023 and 2022. Awards held by other employees were not affected by the modification. As all modified awards are fully vested, there was no remaining compensation cost to be recognized as of December 31, 2023.

2025 Awards Granted

During the year ended December 31, 2025, the Company granted certain key employees and non-employee directors 50,335 time-based restricted stock units under the LTIP with a weighted average grant date fair value of $185.77 based on the Company's closing stock price at the trading day before the date of the grant. Awards granted to key employees on January 22, 2025 will vest ratably over a three-year period from the date of the grant in accordance with the vesting schedule, subject to the participant's continuous service with the Company through each applicable vesting date. Restricted stock units were also granted to non-employee directors on May 7, 2025, which will vest on the first to occur of (i) May 6, 2026, (ii) the director's separation of service due to the director's death or physical or mental incapacity to perform his or her usual duties, (iii) the director's service as a member of the Board is terminated, for any reason other than removal for cause, as of a date that is more than six months after the date of grant, and (iv) a change in control.

Additionally, during the year ended December 31, 2025, the Company granted certain key employees 30,279 performance-based restricted stock units under the LTIP, which represent the number of shares of common stock that may be issued based on the achievement of targeted performance levels related to pre-established relative total shareholder return goals and annually determined operational goals over a three year period. These awards are scheduled to cliff vest on the third anniversary of the date of the grant, subject to the participant's continuous service with the Company through the applicable vesting date and the satisfaction of the performance criteria. These performance-based restricted stock units have the potential to be earned from 0% to 200% of the targeted performance level, depending on actual results. Upon vesting and settlement of these awards, the Company will issue authorized and previously unissued shares of the Company's common stock to the recipient. The 18,168 operational performance-based restricted stock units were valued based on the Company's closing stock price on the trading day before the date of the grant and had a weighted average grant date fair value of $196.42. For the awards with operational performance conditions, the Company reassesses at each reporting date whether achievement of each of the performance conditions was probable and adjusts the accrual of stock-based compensation expense as needed. The 12,111 relative total shareholder return performance-based restricted stock units were valued relative to the stock price performance of a comparator group and had weighted average grant date fair value based on a Monte Carlo simulation. Refer to the "Performance-Based Restricted Stock Units — Relative Performance-Based Restricted Stock Units" section below for further detail.

2024 Awards Granted

During the year ended December 31, 2024, the Company granted certain key employees and non-employee directors 25,734 time-based restricted stock units under the LTIP with a weighted average grant date fair value of $389.07 based on the Company's closing stock price at the trading day before the date of the grant. Awards granted to key employees on January 24, 2024 will vest ratably over a three-year period from the date of the grant in accordance with the vesting schedule, subject to the participant's continuous service with the Company through each applicable vesting date. Restricted stock units were also granted to two non-employee directors on February 29, 2024, which vested on May 2, 2024, and to multiple non-employee directors on May 2, 2024, which vested on May 1, 2025. Restricted stock units were also granted to Mr. Gorzynski effective with his appointment to chair of the Board on December 13, 2024, which vested on May 1, 2025.

(Amounts in thousands except share and per share data)

Additionally, during the year ended December 31, 2024, the Company granted certain key employees 15,820 performance-based restricted stock units under the LTIP, which represent the number of shares of common stock that may be issued based on the achievement of targeted performance levels related to pre-established relative total shareholder return goals and annually determined operational goals over a three year period. These awards are scheduled to cliff vest on the third anniversary of the date of the grant, subject to the participant's continuous service with the Company through the applicable vesting date and the satisfaction of the performance criteria. These performance-based restricted stock units have the potential to be earned from 0% to 200% of the targeted performance level, depending on actual results. Upon vesting and settlement of these awards, the Company will issue authorized and previously unissued shares of the Company's common stock to the recipient. The 9,490 operational performance-based restricted stock units were valued based on the Company's closing stock price on the trading day before the date of the grant and had a weighted average grant date fair value of $400.93. For the awards with operational performance conditions, the Company reassesses at each reporting date whether achievement of each of the performance conditions was probable and adjusts the accrual of stock-based compensation expense as needed. The 6,330 relative total shareholder return performance-based restricted stock units were valued relative to the stock price performance of a comparator group and had weighted average grant date fair value based on a Monte Carlo simulation. Refer to the "Performance-Based Restricted Stock Units — Relative Performance-Based Restricted Stock Units" section below for further detail.

2023 Awards Granted

During the year ended December 31, 2023, the Company granted certain key employees and non-employee directors 35,018 time-based restricted stock units under the LTIP with a weighted average grant date fair value of $165.43 based on the Company's closing stock price at the trading day before the date of the grant. Awards granted to key employees on January 25, 2023 will vest ratably over a three-year period from the date of the grant in accordance with the vesting schedule, subject to the participant's continuous service with the Company through each applicable vesting date. Per the terms of the transition agreement between Mr. Stetson and the Company, dated November 18, 2022, relating to his service as the Company's executive chair of the Board, and then as its non-executive chair, awards granted to Mr. Stetson were to vest pro-rata as of December 31, 2023, the last day of his service as the Company's executive chair, reflecting his service through that date. The transition agreement was later amended as discussed above. Restricted stock units were also granted to a non-employee director on February 2, 2023, which vested on May 2, 2023, and to multiple non-employee directors on May 3, 2023, which vested on May 2, 2024.

Additionally, during the year ended December 31, 2023, the Company granted certain key employees 49,701 performance-based restricted stock units under the LTIP, which represent the number of shares of common stock that may be issued based on the achievement of targeted performance levels related to pre-established relative total shareholder return goals and annually determined operational goals over a three year period. These awards are scheduled to cliff vest on the third anniversary of the date of the grant, subject to the participant's continuous service with the Company through the applicable vesting date and the satisfaction of the performance criteria. Per the terms of the transition agreement between Mr. Stetson and the Company, dated November 18, 2022, relating to his service as the Company's executive chair of the Board, and then as its non-executive chair, the awards granted to Mr. Stetson were to vest pro-rata as of December 31, 2023, the last day of his service as the Company's executive chair, reflecting his service through that date. The transition agreement was later amended as discussed above. The performance-based restricted stock units have the potential to be earned from 0% to 200% of the targeted performance level, depending on actual results. Upon vesting and settlement of these awards, the Company will issue authorized and previously unissued shares of the Company's common stock to the recipient. The 29,816 operational performance-based restricted stock units were valued based on the Company's closing stock price on the trading day before the date of the grant and had a weighted average grant date fair value of $171.07. For the awards with operational performance conditions, the Company reassesses at each reporting date whether achievement of each of the performance conditions was probable and adjusts the accrual of stock-based compensation expense as needed. Of the 19,885 relative total shareholder return performance-based restricted stock units, 2,093 were valued based on the Company's closing stock price on the trading day before the date of the grant and had a weighted average grant date fair value of $171.07, and 17,792 were valued relative to the stock price performance of a comparator group and had a weighted average grant date fair value based on a Monte Carlo simulation. Refer to the "Performance-Based Restricted Stock Units — Relative Performance-Based Restricted Stock Units" section below for further detail.

(Amounts in thousands except share and per share data)

Time-Based Restricted Stock Units

Time-based restricted stock unit activity for the year ended December 31, 2025 is summarized in the following table:

Time-based restricted stock unit activity:	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested shares outstanding at December 31, 2024	43,330	$ 252.62
Granted	50,335	$ 185.77
Vested [(1)]	(31,276)	$ 175.00
Forfeited	(1,025)	$ 249.49
Non-vested shares outstanding at December 31, 2025	61,364	$ 237.40

(1) Includes 8,071 shares with deferred settlement pursuant to the award agreements.

As of December 31, 2025, there was $4,526 of unrecognized compensation cost related to non-vested time-based restricted stock units which is expected to be recognized as expense over a weighted-average period of 1.41 years. The total fair value of shares vested, including awards with deferred settlements, during the years ended December 31, 2025, 2024, and 2023, was $5,907, $31,257, and $35,204, respectively.

Performance-Based Restricted Stock Units

Relative Performance-Based Restricted Stock Units

The relative total shareholder return performance-based restricted stock units granted during the years ended December 31, 2025, 2024, and 2023 were valued relative to the stock price performance of a comparator group and had a weighted average grant date fair value based on assumptions incorporated in a Monte Carlo simulation as presented in the following table:

	Year Ended December 31,		
Relative performance-based restricted stock units	2025	2024	2023
Weighted average grant date fair value	$ 231.59	$ 531.08	$ 267.18
Start price [(1)]	$ 216.98	$ 316.88	$ 151.35
Valuation date stock price [(2)]	$ 193.40	$ 389.97	$ 176.44
Expected volatility [(3)]	57.69 %	64.21 %	102.06 %
Risk-free interest rate [(4)]	4.29 %	4.16 %	3.82 %
Expected dividend yield [(5)]	— %	— %	— %

(1) The start price for the Company represented the average closing stock price over the twenty trading days ending on December 31, 2024, 2023 and 2022, respectively, assuming dividends distributed during this period were reinvested in additional shares of the Company's stock on the ex-dividend date.

(2) The valuation date stock price represented the closing value on the grant date.

(3) The expected volatility assumption was based on the historical volatility of the price of the Company's stock.

(4) The annual risk-free interest rate equaled the yield on the semi-annual zero coupon U.S. Treasury rates converted to continuously compounded rates that had a term equal to the length of the remaining performance measurement period as of the valuation date.

(5) The expected dividend yield represented the investments return to a share of the Company's stock that is not available to the holder of the performance-based restricted stock unit.

Relative performance-based restricted stock unit activity for the year ended December 31, 2025 based on target achievement of the performance criteria is summarized in the following table:

(Amounts in thousands except share and per share data)

Relative performance-based restricted stock unit activity:	**Number of Shares**	**Weighted-Average Grant Date Fair Value**
Non-vested shares outstanding at December 31, 2024	33,378	$ 251.61
Granted	12,111	$ 231.59
Vested [(1)]	(11,879)	$ 97.33
Forfeited	(523)	$ 297.20
Non-vested shares outstanding at December 31, 2025	33,087	$ 298.95

(1) Excludes 10,244 net shares issued due to achievement of performance metrics above the 100% targeted performance level pursuant to the award agreement.

As of December 31, 2025, there was $3,052 of unrecognized compensation cost related to non-vested relative performance-based restricted stock units which is expected to be recognized as expense over a weighted-average period of 1.65 years. The total fair value of shares vested during the years ended December 31, 2025, 2024, and 2023 was $2,303, $26,847, and $3,559, respectively, excluding net shares issued above the 100% targeted performance level.

Operational Performance-Based Restricted Stock Units

Operational performance-based restricted stock unit activity for the year ended December 31, 2025 based on target achievement of the performance criteria is summarized in the following table:

Operational performance-based restricted stock unit activity:	**Number of Shares**	**Weighted-Average Fair Value**
Non-vested shares outstanding at December 31, 2024	50,054	$ 170.75
Granted	18,168	$ 196.42
Vested [(1)]	(12,410)	$ 60.37
Forfeited/Canceled	(6,193)	$ 79.77
Non-vested shares outstanding at December 31, 2025	49,619	$ 219.11

(1) Excludes 5,075 net shares issued due to achievement of performance metrics above the 100% targeted performance level pursuant to the award agreement.

As of December 31, 2025, there was $801 of unrecognized compensation cost related to non-vested operational performance-based restricted stock units, based on the probability of achievement as of December 31, 2025, which is expected to be recognized as expense over a weighted-average period of 1.20 years.The total fair value of shares vested during the years ended December 31, 2025, 2024, and 2023 was $2,406, $40,270, and $5,339, respectively, excluding net shares issued above the 100% targeted performance level.

Performance-Based Cash Incentive Awards

The performance-based cash incentive awards granted during the year ended December 31, 2022 were valued relative to the stock price performance of a comparator group and had a weighted average grant date fair value as a percent of target dollar value based on assumptions incorporated in a Monte Carlo simulation as presented in the following table:

(Amounts in thousands except share and per share data)

Performance-based cash incentive awards	Year Ended December 31, 2022
Weighted average grant date fair value	61.97 %
Start price [(1)]	$ 53.29
Valuation date stock price [(2)]	$ 61.09
Expected volatility [(3)]	106.48 %
Risk-free interest rate [(4)]	1.26 %
Expected dividend yield [(5)]	— %

(1) The start price for the Company represented the average closing stock price over the twenty trading days ending on December 31, 2021, assuming dividends distributed during this period were reinvested in additional shares of the Company's stock on the ex-dividend date.

(2) The valuation date stock price represented the closing price on the grant date.

(3) The expected volatility assumption was based on the historical volatility of the price of the Company's stock.

(4) The annual risk-free interest rate equaled the yield on the semi-annual zero coupon U.S. Treasury rates converted to continuously compounded rates that had a term equal to the length of the remaining performance measurement period as of the valuation date.

(5) The expected dividend yield represented the investments return to a share of the Company's stock that is not available to the holder of the performance-based restricted stock unit.

Performance-based cash incentive award activity for the year ended December 31, 2025 based on target achievement of the performance criteria is summarized in the following table:

Performance-based cash incentive award activity:	Target Dollar Value	Weighted-Average Fair Value as a % of Target Dollar Value
Non-vested awards outstanding at December 31, 2024	$ 990	186.23 %
Granted	—	— %
Vested	(990)	186.23 %
Forfeited	—	— %
Non-vested awards outstanding at December 31, 2025	$ —	— %

(19) Related Party Transactions

There were no material related party transactions for the years ended December 31, 2025 and 2024.

As described in Note 10, the Company routinely provides capital contributions to DTA, its equity method investee. Refer to Notes 10 and 20 for further information.

(20) Commitments and Contingencies

(a) General

Estimated losses from loss contingencies are accrued by a charge to income when information available indicates that it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated.

If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the Consolidated Financial Statements when it is at least reasonably possible that a loss may be incurred and that the loss could be material.

(Amounts in thousands except share and per share data)

(b) Commitments and Contingencies

Commitments

The Company leases coal mining and other equipment under long-term financing and operating leases with varying terms. Refer to Note 11 for further information on leases. In addition, the Company leases mineral interests and surface rights from landowners under various terms and royalty rates.

Coal royalty expense was $103,035, $141,812, and $185,398 for the years ended December 31, 2025, 2024, and 2023, respectively.

Minimum royalty obligations under coal leases total $16,859, $16,163, $15,104, $13,745, $13,642, and $99,215 for 2026, 2027, 2028, 2029, 2030, and after 2030, respectively.

Other Commitments

As of December 31, 2025, the Company has obligations under certain coal purchase agreements that contain minimum quantities to be purchased in 2026 totaling an estimated $11,072. The Company also has outstanding unconditional purchase obligations for 2026, 2027, 2028, 2029, and 2030 totaling $117,517, $53,633, $14,246, 14,667, and 3,693 respectively, related to the purchase of equipment, as well as for rail freight and export terminal costs (including $39,618 in 2026 for DTA funding.)

Under the terms of its partnership related agreements with respect to its investment in DTA, the Company is required to fund its proportionate share of DTA's ongoing operating and capital costs. In November 2023, the Company, together with DTA management announced that DTA needs additional capital investment to maximize functionality and minimize downtime due to mechanical issues. Beyond the Company's share of routine operating costs, it expects to invest an average of approximately $21,000 per year for infrastructure and equipment upgrades at DTA over the next 5 years. In addition, to mitigate the risk of shipment delays during the upgrade period, in April 2024, the Company entered into a 3-year agreement which allows for the loading of 1,200 to 2,000 tons of coal annually at a third party terminal in Newport News, VA. The Company's 2025 funding of DTA includes routine operating and capital costs and infrastructure and equipment upgrades.

Contingencies

Extensive regulation of the impacts of mining on the environment and of maintaining workplace safety has had, and is expected to continue to have, a significant effect on the Company's costs of production and results of operations. Further regulations, legislation or litigation in these areas may also cause the Company's sales or profitability to decline by increasing costs or by hindering the Company's ability to continue mining at existing operations or to permit new operations.

During the normal course of business, contract-related matters arise between the Company and its customers. When a loss related to such matters is considered probable and can reasonably be estimated, the Company records a liability.

(c) Guarantees and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is a party to certain guarantees and financial instruments with off-balance sheet risk, such as bank LCs, performance or surety bonds, and other guarantees and indemnities related to the obligations of affiliated entities which are not reflected in the Company's Consolidated Balance Sheets. However, the underlying liabilities that they secure, such as asset retirement obligations, workers' compensation liabilities, and royalty obligations, are reflected in the Company's Consolidated Balance Sheets.

The Company is required to provide financial assurance in order to perform the post-mining reclamation required by its mining permits, pay workers' compensation claims under workers' compensation laws in various states, pay federal black lung benefits, and perform certain other obligations. In order to provide the required financial assurance, the Company generally uses surety bonds for post-mining reclamation and workers' compensation obligations. The Company can also use bank LCs to collateralize certain obligations and commitments.

As of December 31, 2025, the company had $41,254 LCs outstanding under the ABL Facility.

(Amounts in thousands except share and per share data)

As of December 31, 2025, the Company had outstanding surety bonds with a total face amount of $170,014 to secure various obligations and commitments. To secure the Company's reclamation-related obligations, the Company has $28,197 of collateral in the form of restricted cash and restricted investments supporting these obligations as of December 31, 2025.

The Company meets frequently with its surety providers and has discussions with certain providers regarding the extent of and the terms of their participation in the program. These discussions may cause the Company to shift surety bonds between providers or to alter the terms of their participation in the Company's program. To the extent that surety bonds become unavailable or the Company's surety bond providers require additional collateral, the Company would seek to secure its obligations with LCs, cash deposits or other suitable forms of collateral. The Company's failure to maintain, or inability to acquire, surety bonds or to provide a suitable alternative would have a material adverse effect on its liquidity. These failures could result from a variety of factors including the lack of availability, higher cost or unfavorable market terms of new surety bonds, and the exercise by third-party surety bond issuers of their right to refuse to renew the surety bonds.

Amounts included in restricted cash provide collateral to secure the following obligations:

	December 31,	
	2025	2024
Workers' compensation and black lung obligations	$ 117,150	$ 113,144
Reclamation-related obligations	959	697
Financial payments and other performance obligations	8,802	8,742
Total long-term restricted cash	$ 126,911	$ 122,583

Amounts included in restricted investments provide collateral to secure the following obligations:

	December 31,	
	2025	2024
Workers' compensation obligations	$ 3,172	$ 3,119
Reclamation-related obligations	27,238	34,018
Financial payments and other performance obligations	3,946	5,994
Total restricted investments [(1)]	$ 34,356	$ 43,131

(1) Classified as long-term trading securities as of December 31, 2025 and 2024.

Amounts included in deposits provide collateral to secure the following obligations:

	December 31,	
	2025	2024
Workers' compensation obligations	$ 4,108	$ 4,108
Other operating agreements	684	866
Total deposits	$ 4,792	$ 4,974
Less current portion	—	(21)
Total deposits, net of current portion [(1)]	$ 4,792	$ 4,953

(1) Included within Other non-current assets on the Company's Consolidated Balance Sheets.

DCMWC Reauthorization Process

In January 2025, the U.S. Department of Labor ("DOL") published a final rule revising the requirements and procedures for authorizing operators to self-insure their liabilities under the Black Lung Benefits Act (the "2025 Final Rule"), and the Company anticipates it would require a substantial increase in the collateral required to secure self-insured federal black lung obligations. Under the 2025 Final Rule's 100% minimum collateral requirement, if this requirement is not modified or stayed through legal action, the Company estimates it would be required to provide approximately $80,000 to $100,000 of collateral to secure certain of its black lung obligations. The 2025 Final Rule permits the Company to use combinations of letters of credit, surety bonds, and cash to meet the collateral requirement. The Company received a letter from the Division of Coal Mine

(Amounts in thousands except share and per share data)

Workers' Compensation ("DCMWC") dated January 14, 2025, outlining the new procedures and application process for authorizing operators to self-insure under the new regulation. The letter outlined authorization form requirements and provided a 60-day period for the submission of the required documents. Subsequently, on February 20, 2025, the Company received a letter from the DCMWC stating that the 60-day deadline to provide information was no longer applicable and no information was required to be submitted at this time. DCMWC stated that additional guidance would be provided in due course after consultation with new DOL leadership. The Company continues to evaluate the potential impact of the 2025 Final Rule and awaits further communication from the DCMWC.

(d) Legal Proceedings

In December 2024, the state of New York adopted the Climate Change Superfund Act, purporting to impose significant, ongoing cash charges upon a variety of companies involved in the production and use of fossil fuels, including the Company (the "Act"). Other states have adopted or are contemplating adopting similar laws. The Company believes that the new law is unconstitutional under the U.S. Constitution. In February 2025, the Company, along with numerous U.S. states and other entities involved in the fossil fuel industry, filed a complaint against the attorney general of New York and other New York officials. The complaint was filed in the federal district court for the Northern District of New York and requests that the court (a) declare that the Act is preempted by federal statutes and otherwise violates the U.S. Constitution, (b) declare that the Act is unenforceable, and (c) enjoin the state of New York and its officials from taking any action to implement or enforce the Act. On May 1, 2025, the U.S. Department of Justice and the Environmental Protection Agency filed a similar complaint against the State of New York, Kathleen Hochul in her capacity as Governor, Letitia James in her capacity as New York Attorney General and Amanda Lefton in her capacity as Acting Commissioner of the New York Department of Environmental Conservation in the Southern District of New York, requesting that the court declare the Act unconstitutional and permanently enjoin its implementation or enforcement. Although the Company believes that the Act is very unlikely to be upheld, the outcome cannot be predicted with certainty. If the Act, or similar acts adopted in other U.S. states, were upheld, the Company's liquidity would be materially, adversely affected.

In addition, the Company is party to other legal proceedings from time to time that occur in the ordinary course of business. These proceedings, as well as governmental examinations, could involve various business units and a variety of claims, including, but not limited to, contract disputes, personal injury claims, property damage claims (including those resulting from blasting, subsidence, trucking and flooding), environmental and safety issues, securities-related matters and employment matters. While some legal matters may specify the damages claimed by the plaintiffs, many seek an unquantified amount of damages. Even when the amount of damages claimed against the Company or its subsidiaries is stated, (i) the claimed amount may be exaggerated or unsupported; (ii) the claim may be based on a novel legal theory or involve a large number of parties; (iii) there may be uncertainty as to the likelihood of a class being certified or the ultimate size of the class; (iv) there may be uncertainty as to the outcome of pending appeals or motions; and/or (v) there may be significant factual issues to be resolved. As a result, if such legal matters arise in the future, the Company may be unable to estimate a range of possible loss for matters that have not yet progressed sufficiently through discovery and the development of important factual information and legal issues. The Company records accruals based on an estimate of the ultimate outcome of these matters, but these estimates can be difficult to determine and involve significant judgment.

(Amounts in thousands except share and per share data)

(21) Concentration of Credit Risk and Major Customers

The Company markets produced, processed, and purchased coal to customers in the United States and in international markets. The following table presents additional information on the Company's total revenues and top customers:

	Year Ended December 31,		
	2025	2024	2023
Total coal revenues	$ 2,122,605	$ 2,946,579	$ 3,456,630
Total revenues	$ 2,129,481	$ 2,957,285	$ 3,471,417
Export coal revenues	$ 1,557,086	$ 2,309,777	$ 2,539,068
Top customer as % of total revenues	14 %	16 %	13 %
Top 10 customers as % of total revenues	77 %	75 %	74 %
Number of customers exceeding 10% of total revenues	3	2	2
Number of customers exceeding 10% of total trade accounts receivable, net	4	2	3
Domestic coal revenue as % of total coal revenues	27 %	22 %	26 %
Export coal revenue as % of total coal revenues	73 %	78 %	74 %
Countries with export coal revenue exceeding 10% of total revenues	India	India, Brazil	India
Met coal as % of coal sales volume	93 %	93 %	90 %
Thermal coal as % of coal sales volume	7 %	7 %	10 %

(22) Segment Information

The Company currently conducts its mining operations within the Central Appalachia ("CAPP") coal basin located in the United States. The Company has one reportable operating segment: Met, which consists of six active mining complexes whose primary product is metallurgical quality coal that is extracted, processed, and marketed to domestic and international steel and coke producers. In addition to its primary product, thermal quality coal may also be produced as a by-product and marketed to domestic and international utilities and industrial customers. The segment's equity method investment in DTA facilitates the export of coal to international customers. For 2023, the Company's All Other category includes its former CAPP – Thermal operations, which consisted of mining complexes whose primary product was thermal coal. Segment operating results are regularly reviewed by the Company's Chief Executive Officer, who is considered its Chief Operating Decision Maker ("CODM"). Beginning in 2024, following the cessation of mining within the Company's former CAPP-Thermal operations, the Company's CODM began to manage the Company on a consolidated basis. For 2023, income tax expense was allocated among segments by applying the Company's consolidated annual effective income tax rate to segment earnings.

(Amounts in thousands except share and per share data)

Met reportable segment results for the years ended December 31, 2025, 2024, and 2023 are as follows:

	Year Ended December 31,		
	2025	2024	2023
Coal revenues	$ 2,122,605	$ 2,946,579	$ 3,406,643
Other revenues	6,876	10,706	14,787
Total revenues	$ 2,129,481	$ 2,957,285	$ 3,421,430
Non-GAAP Cost of coal sales	$ 1,562,012	$ 1,918,427	$ 1,847,363
Freight and handling costs	333,691	503,306	438,783
Idled and closed mine costs	28,988	29,868	18,579
Cost of coal sales (exclusive of items shown separately below)	$ 1,924,691	$ 2,451,601	$ 2,304,725
Depreciation, depletion and amortization	$ 174,524	$ 167,331	$ 127,721
Accretion on asset retirement obligations	22,126	25,050	15,471
Amortization of acquired intangibles	5,427	6,700	8,523
Selling, general and administrative expenses	60,158	74,000	81,321
Interest expense	3,019	3,811	6,923
Interest income	(15,466)	(18,208)	(11,933)
Equity loss in affiliates	24,867	20,302	18,263
Other segment items [1]	17,594	15,948	3,284
Income tax (benefit) expense	(25,772)	23,171	126,669
Total other expenses	$ 266,477	$ 318,105	$ 376,242
Net (loss) income	$ (61,687)	$ 187,579	$ 740,463

(1) Other segments items include Other operating loss (income), Loss on extinguishment of debt, and Miscellaneous expense, net.

No segment level asset information has been disclosed as the CODM does not review asset information by segment. Refer to the Company's Consolidated Balance Sheets, Statements of Cash Flows, and Note 10 for information on its consolidated assets, capital expenditures, and equity method investments, respectively.

Reconciliations of reportable segment items to consolidated amounts for the year ended December 31, 2023 are as follows:

	Year Ended December 31, 2023		
	Met	All Other	Consolidated
Total revenues	$ 3,421,430	$ 49,987	$ 3,471,417
Depreciation, depletion and amortization	$ 127,721	$ 9,148	$ 136,869
Accretion on asset retirement obligations	$ 15,471	$ 10,029	$ 25,500
Income tax expense (benefit)	$ 126,669	$ (3,166)	$ 123,503
Net income (loss)	$ 740,463	$ (18,507)	$ 721,956

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and our Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosures. In accordance with Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision of our CEO and our CFO, the effectiveness of disclosure controls and procedures as of December 31, 2025. Based on this evaluation, our CEO and our CFO concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for maintaining and establishing adequate internal control over financial reporting. An evaluation of the effectiveness of the design and operation of our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as of the end of the period covered by this report was performed under the supervision and with the participation of management, including our CEO and CFO under the oversight of the Audit Committee of the Board. This evaluation is performed to determine if our internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an assessment of the effectiveness of our internal control over financial reporting using the criteria set by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our CEO, CFO, and other members of management do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accounting firm, RSM US LLP, has audited the effectiveness of our internal control over financial reporting, as stated in their attestation report included in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report on Form 10-K that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

(a) On May 6, 2025, we entered into the First Amendment to Credit Agreement and Security Agreement (the "First Amendment"), which amends (i) the Credit Agreement dated as of October 27, 2023 (the "Credit Agreement"), by and among us, certain of our Subsidiaries, as borrowers (the "Borrowers"), the other credit parties party thereto from time to time, as guarantors (the "Guarantors"), the lenders party thereto from time to time and Regions Bank, as administrative agent, collateral agent, swingline lender and LC issuer (the "Agent"), and (ii) the Security Agreement dated as of October 27, 2023, by and among us, the other Borrowers, the Guarantors and the Agent.

Pursuant to the First Amendment, the Credit Agreement was amended to, among other changes, (i) increase the revolving commitments, and the letter of credit sublimit, under the Credit Agreement to $225 million, (ii) increase the swingline sublimit to $22.5 million, (iii) reduce the interest rate margin range to 2.25%-2.75% for Term SOFR Loans and 1.25%-1.75% for Base Rate Loans, in each case, based on quarterly average excess availability, (iv) extend the stated revolving commitment termination date to May 4, 2029, and (v) permit the incurrence of up to $500 million of senior secured notes or senior unsecured convertible notes subject to the satisfaction of certain terms and conditions, including, without limitation, the execution and delivery of an acceptable intercreditor agreement in connection with the incurrence of any indebtedness in the form of senior secured notes.

The above summary of the First Amendment is not a complete description thereof and is qualified in its entirety by the full text of such agreement which was filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

(b) None.

(c) Trading Plans

During the quarter ended December 31, 2025, no director or officer adopted or terminated:

(i)   Any contract, instruction or written plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c); or

(ii)   Any "non-Rule 10b5-1 trading arrangement" as defined in paragraph (c) of Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

Part III

Item 10. *Directors, Executive Officers and Corporate Governance*

The sections of our Proxy Statement entitled "Proposal 1 – Election of Directors," "About our Board of Directors – Board and Its Committees," "About our Board of Directors – Board Committees – Audit Committee," "About our Management Team," "Delinquent Section 16(a) Reports," "About our Board of Directors – Code of Business Ethics" and "Stockholder Proposals for the 2027 Annual Meeting" are incorporated herein by reference.

We have a written Code of Business Ethics that applies to our Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Financial and Accounting Officer) and others. The Code of Business Ethics is available on our website at investors.alphametresources.com/investors/corporate-governance/governance-documents. Any amendments to, or waivers from, a provision of our Code of Business Ethics that applies to our Principal Executive Officer, Principal Financial and Accounting Officer or persons performing similar functions and that relates to any element of the code of ethics enumerated in paragraph (b) of Item 406 of Regulation S-K shall be disclosed by posting on our website. Information on or accessible through our website is not incorporated by reference into this Annual Report on Form 10-K.

We have adopted an insider securities trading policy that prohibits our directors, officers, employees, temporary employees, independent consultants and contractors from engaging in hedging transactions involving Company securities such as short selling, buying or selling publicly traded options (including puts and calls), zero-cost collar and forward sales contracts. The policy also prohibits the holding by these persons of Alpha securities in a margin account or pledging Alpha securities as collateral for a loan. A copy of our insider trading policy is attached to this Annual Report on Form 10-K as Exhibit 19.

Item 11. *Executive Compensation*

Information required by this item is incorporated herein by reference to the sections of our proxy statement for the 2026 annual meeting of stockholders entitled "About our Board of Directors – Director Compensation," "Board Committee Reports – Compensation Committee Report" and "Executive Compensation Discussion and Analysis." These sections include, but are not limited to, "About our Board of Directors – Director Compensation – 2025 Director Compensation," "Board Committee Reports – Compensation Committee Report," "Executive Compensation Discussion and Analysis – Risk Assessment of Compensation Programs," "Executive Compensation Discussion and Analysis – Compensation Committee Interlocks and

Insider Participation," "Executive Compensation – 2025 Summary Compensation Table," "Executive Compensation Discussion and Analysis – 2025 Grants of Plan-Based Awards," "Executive Compensation Discussion and Analysis – Outstanding Equity Awards at 2025 Fiscal Year End," "Executive Compensation Discussion and Analysis – Option Exercises and Stock Vested in 2025," "Executive Compensation Discussion and Analysis – Nonqualified Deferred Compensation," "Executive Compensation Discussion and Analysis – Potential Payments on Termination or Change in Control," "Pay Ratio," "Other Compensation Matters – Insider Trading and Policy," and "Pay Versus Performance."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The sections of our Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation Discussion and Analysis – Potential Payments on Termination and Change in Control – Equity Compensation Plan Information" are incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The sections of our Proxy Statement entitled "About our Board of Directors – Independent and Non-Management Directors" and "Other Information – Review and Approval of Transactions With Related Persons" are incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The sections of our Proxy Statement entitled "Proposal 3 – Ratification of Appointment of Independent Registered Public Accounting Firm – Independent Registered Public Accounting Firm and Fees" and "Proposal 3 – Ratification of Appointment of Independent Registered Public Accounting Firm – Policy for Approval of Audit and Permitted Non-Audit Services" are incorporated herein by reference.

Additional Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may access and read our SEC filings through our website, at www.alphametresources.com, or the SEC's website, at www.sec.gov. You may also request copies of our filings, at no cost, by telephone at (423) 573-0300 or by mail at: Alpha Metallurgical Resources, Inc., P.O. Box 848, Bristol, TN 37621, attention: Investor Relations. Our Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Corporate Governance Practices and Policies, and Code of Business Ethics are also available on our website and available in print to any stockholder who requests them. Information on or accessible through our website is not incorporated by reference into this Annual Report on Form 10-K.


Part IV


Item 15. *Exhibit and Financial Statement Schedules*

Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed certain agreements as exhibits to this Annual Report on Form 10-K. These agreements may contain representations and warranties by the parties. These warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosure made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in such Company's public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

(a) Documents filed as part of this Annual Report on Form 10-K:

(1) *The following financial statements are filed as part of this Annual Report on Form 10-K under Item 8-Financial Statements and Supplementary Data:*

- Report of Independent Registered Public Accounting Firm
- Consolidated Statements of Operations, Years ended December 31, 2025, 2024, and 2023
- Consolidated Statements of Comprehensive (Loss) Income, Years ended December 31, 2025, 2024, and 2023
- Consolidated Balance Sheets, December 31, 2025 and 2024

- Consolidated Statements of Cash Flows, Years ended December 31, 2025, 2024, and 2023
- Consolidated Statements of Stockholders' Equity, Years ended December 31, 2025, 2024, and 2023
- Notes to Consolidated Financial Statements

(2) *Financial Statement Schedules*. All schedules are omitted because they are not required or because the information is immaterial or provided elsewhere in the Consolidated Financial Statements and Notes thereto.

(3) *Listing of Exhibits*. Refer to the Exhibit Index following the signature page to this Annual Report on Form 10-K.

Exhibit Index

Exhibit No.	Description of Exhibit
3.1*	Third Amended and Restated Certificate of Incorporation of Alpha Metallurgical Resources, Inc. (Incorporated by reference to Exhibit 3.1 on Form 8-K of Alpha Metallurgical Resources, Inc. filed on May 23, 2024)
3.2*	Fourth Amended and Restated Bylaws of Alpha Metallurgical Resources, Inc. (Incorporated by reference to Exhibit 3.1 on Form 8-K of Alpha Metallurgical Resources, Inc. filed on December 2, 2022)
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
10.1*†	Contura Energy, Inc. Management Incentive Plan, effective as of July 26, 2016. (Incorporated by reference to Exhibit 10.36 to the Registration Statement on Form S-4/A of Contura Energy, Inc. (File No. 333-226953) filed on August 21, 2018)
10.2*†	Amendment 1 to Contura Energy, Inc. Management Incentive Plan, dated as of January 18, 2017. (Incorporated by reference to Exhibit 10.37 to the Registration Statement on Form S-4/A of Contura Energy, Inc. (File No. 333-226953) filed on August 21, 2018)
10.3*†	Contura Energy, Inc. Deferred Compensation Plan (Incorporated by reference to Exhibit 10.41 to the Registration Statement on Form S-4/A of Contura Energy, Inc. (File No. 333-226953) filed on August 21, 2018)
10.4*†	Alpha Metallurgical Resources, Inc. Annual Incentive Bonus Program (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Alpha Metallurgical Resources, Inc. filed on May 9, 2022)
10.5*†	Form of Indemnification Agreement by and between Contura Energy, Inc. and each of its current and future directors and officers (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Contura Energy, Inc. filed on November 13, 2018)
10.6*†	Alpha Metallurgical Resources, Inc. Amended and Restated Non-Employee Director Compensation Policy, as amended (Incorporated by reference to Exhibit 10.6 on Form 10-K of Alpha Metallurgical Resources, Inc. filed on February 26, 2024)
10.7*†	Contura Energy, Inc. Form of Non-Employee Director Restricted Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K of Contura Energy, Inc. filed on November 13, 2018)
10.8*†	Plan Document and Summary Plan Description of the Amended and Restated Contura Energy, Inc. Key Employee Separation Plan (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Contura Energy, Inc. filed on November 9, 2020)
10.9*†	Form of 2018 Long-Term Incentive Plan, as restated to give effect to Amendment No.1. (Incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of Alpha Metallurgical Resources, Inc. (File No. 333-257563) filed on June 30, 2021)
10.10*†	Amended and Restated Employment Agreement, dated January 31, 2025, by and between Alpha Metallurgical Resources, Inc. and C. Andrew Eidson (Incorporated by reference to Exhibit 10.1 on Form 8-K of Alpha Metallurgical Resources, Inc. filed on January 31, 2025)
10.11*†	Form of Restricted Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.24 on Form 10-K of Alpha Metallurgical Resources, Inc. filed on February 23, 2023)
10.12*†	Form of Performance Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.25 on Form 10-K of Alpha Metallurgical Resources, Inc. filed on February 23, 2023)
10.13*	Credit Agreement, dated as of October 27, 2023, by and among Alpha Metallurgical Resources, Inc. and certain of its Subsidiaries, as borrowers, the Guarantors party thereto, Regions Capital Markets, a division of Regions Bank, as Book Runner and Lead Arranger, ServisFirst Bank and Texas Capital Bank, as Joint Book Runners and Joint Lead Arrangers, the other Lenders from time to time party thereto, and Regions Bank, as administrative agent, collateral agent, swingline lender and LC issuer (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Alpha Metallurgical Resources, Inc. filed on November 2, 2023)
10.14*†	Form of Restricted Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.16 on Form 10-K of Alpha Metallurgical Resources, Inc. filed on February 26, 2024)
10.15*†	Form of Performance Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.17 on Form 10-K of Alpha Metallurgical Resources, Inc. filed on February 26, 2024)
10.16*†	Employment Agreement, dated January 31, 2025, by and between Alpha Metallurgical Resources, Inc. and Jason E. Whitehead (Incorporated by reference to Exhibit 10.2 on Form 8-K of Alpha Metallurgical Resources, Inc. filed on January 31, 2025)
10.17*†	Employment Agreement, dated January 31, 2025, by and between Alpha Metallurgical Resources, Inc. and J. Todd Munsey (Incorporated by reference to Exhibit 10.3 on Form 8-K of Alpha Metallurgical Resources, Inc. filed on January 31, 2025)

10.18*†	Employment Agreement, dated January 31, 2025, by and between Alpha Metallurgical Resources, Inc. and Daniel E. Horn (Incorporated by reference to Exhibit 10.4 on Form 8-K of Alpha Metallurgical Resources, Inc. filed on January 31, 2025)
10.19*†	Employment Agreement, dated January 31, 2025, by and between Alpha Metallurgical Resources, Inc. and Mark M. Manno (Incorporated by reference to Exhibit 10.5 on Form 8-K of Alpha Metallurgical Resources, Inc. filed on January 31, 2025)
19*	Alpha Metallurgical Resources, Inc Insider Trading and Information Disclosure Policy (Incorporated by reference to Exhibit 19 on Form 10-K of Alpha Metallurgical Resources, Inc. filed on February 26, 2024)
21.1	List of Subsidiaries of Alpha Metallurgical Resources, Inc.
23.1	Consent of RSM US LLP
23.2	Consent of Marshall Miller & Associates, Inc. dated February 27, 2026
31	Certifications Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
32#	Certifications Pursuant to 18 U.S.C. §1350, As Adopted Pursuant to §906 of the Sarbanes-Oxley Act of 2002
95	Mine Safety Disclosure
96.1	Technical Report Summary - Alpha Metallurgical Resources, Inc. Statement of Coal Resources and Reserves for the Aracoma Complex in Accordance with United States SEC Standards as of December 31, 2025, Central Appalachian Coal Basin, West Virginia, USA, February 2026
96.2	Technical Report Summary - Alpha Metallurgical Resources, Inc. Statement of Coal Resources and Reserves for the Kepler Complex in Accordance with United States SEC Standards as of December 31, 2025, Central Appalachian Coal Basin, West Virginia, USA, February 2026
96.3	Technical Report Summary - Alpha Metallurgical Resources, Inc. Statement of Coal Resources and Reserves for the Kingston Mining Complex in Accordance with United States SEC Standards as of December 31, 2025, Central Appalachian Coal Basin, West Virginia, USA, February 2026
96.4	Technical Report Summary - Alpha Metallurgical Resources, Inc. Statement of Coal Resources and Reserves for the Marfork Mining Complex in Accordance with United States SEC Standards as of December 31, 2025, Central Appalachian Coal Basin, West Virginia, USA, February 2026
96.5	Technical Report Summary - Alpha Metallurgical Resources, Inc. Statement of Coal Resources and Reserves for the Virginia Complex in Accordance with United States SEC Standards as of December 31, 2025, Central Appalachian Coal Basin, Virginia, USA, February 2026
96.6	Technical Report Summary - Alpha Metallurgical Resources, Inc. Statement of Coal Resources and Reserves for the Elk Run Underground Complex in Accordance with United States SEC Standards as of December 31, 2025, Central Appalachian Coal Basin, West Virginia, USA, February 2026
96.7	Technical Report Summary - Alpha Metallurgical Resources, Inc. Statement of Coal Resources for the Power Mountain Underground Complex in Accordance with United States SEC Standards as of December 31, 2025, Central Appalachian Coal Basin, West Virginia, USA, February 2026
97*†	Alpha Metallurgical Resources, Inc. Amended And Restated Executive Officer Incentive Compensation Recoupment (Clawback) Policy (Incorporated by reference to Exhibit 97 on Form 10-K of Alpha Metallurgical Resources, Inc. filed on February 26, 2024)
101	The following financial information from Alpha Metallurgical Resources, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2025 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) Consolidated Statements of Operations, (ii) Consolidated Statements of Comprehensive (Loss) Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Stockholders' Equity, and (vi) Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

————————

* Previously filed.

† Management contract, compensatory plan or arrangement.

This exhibit should not be deemed to be "filed" for purposes of Section 18 of the Exchange Act.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALPHA METALLURGICAL RESOURCES, INC.

Date: February 27, 2026

By: */s/ J. Todd Munsey*

Name: J. Todd Munsey

Title: Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Todd Munsey his true and lawful attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Date	Title
/s/ Charles Andrew Eidson Charles Andrew Eidson	February 27, 2026	Chief Executive Officer (Principal Executive Officer) and Director
/s/ J. Todd Munsey J. Todd Munsey	February 27, 2026	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Michael Gorzynski Michael Gorzynski	February 27, 2026	Chairman
/s/ Joanna Baker de Neufville Joanna Baker de Neufville	February 27, 2026	Director
/s/ Kenneth S. Courtis Kenneth S. Courtis	February 27, 2026	Director
/s/ Shelly Lombard Shelly Lombard	February 27, 2026	Director
/s/ Daniel D. Smith Daniel D. Smith	February 27, 2026	Director

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